EXHIBIT 2.02

AGREEMENT AND PLAN OF MERGER

DATED AS OF JANUARY 10, 2006

AMONG

ALBERTO-CULVER COMPANY,

SALLY HOLDINGS, INC.,

REGIS CORPORATION,

ROGER MERGER INC.,

AND

ROGER MERGER SUBCO LLC

ii

EXHIBITS

Exhibit A	-	Separation Agreement

Exhibit B	-	Form of Certificate of Incorporation of the Surviving Corporation

Exhibit C	-	Tax Allocation Agreement

Exhibit D	-	Employee Matters Agreement

Exhibit E	-	Form of Regis Charter Amendment

Exhibit F	-	Form of Rule 145 Affiliate Agreement

Exhibit G	-	Form of Shareholders Agreement

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of January 10, 2006 (this “Agreement”), among ALBERTO-CULVER COMPANY, a Delaware corporation (“Alberto-Culver”), SALLY HOLDINGS, INC., a Delaware corporation and wholly owned subsidiary of Alberto-Culver (“Spinco”), REGIS CORPORATION, a Minnesota corporation (“Regis”), ROGER MERGER INC., a Delaware corporation and a direct, wholly owned subsidiary of Regis (“Merger Sub”), and ROGER MERGER SUBCO LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Regis (“Subco”).

W I T N E S S E T H :

WHEREAS, simultaneously with the execution and delivery of this Agreement, Alberto-Culver and Spinco are entering into a separation agreement in the form attached hereto as Exhibit A (as may be amended from time to time in accordance with its terms, the “Separation Agreement”), pursuant to which, among other things, (a) prior to the Distribution Time (as defined in the Separation Agreement), Spinco shall, subject to the terms and conditions of the Separation Agreement, pay to Alberto-Culver, as the sole stockholder of Spinco, a special dividend in the amount of $400,000,000 and (b) prior to the Effective Time, Alberto-Culver shall, subject to the terms and conditions of the Separation Agreement, distribute all of the issued and outstanding shares of common stock, no par value per share, of Spinco (the “Spinco Common Stock”) on a pro rata basis to holders of record of common stock, $0.22 par value per share, of Alberto-Culver (the “Alberto-Culver Common Stock”) as of the Alberto-Culver Record Date, as provided in the Separation Agreement (the “Distribution”);

WHEREAS, the Boards of Directors of Alberto-Culver, Spinco, Regis and Merger Sub deem it advisable and in the best interests of each corporation and its respective stockholders and shareholders that Spinco and Merger Sub enter into a merger transaction in order to advance the long-term strategic business interests of Alberto-Culver, Spinco and Regis;

WHEREAS, the Boards of Directors of Alberto-Culver, Spinco, Regis and Merger Sub have determined to consummate such merger transaction by means of the business combination transaction provided for herein in which, following the Distribution, Merger Sub will, subject to the terms and conditions of this Agreement, merge with and into Spinco (the “Merger”), with Spinco being the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) and immediately following the Merger, the Surviving Corporation will merge with and into Subco (the “Subsequent Merger”), with Subco being the surviving entity in the Subsequent Merger; and

WHEREAS, to induce Regis to enter into this Agreement, certain stockholders of Alberto-Culver are simultaneously with the execution and delivery of this Agreement, entering into a support agreement with Regis.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1 Definitions. Capitalized terms used in this Agreement have the meanings set forth in this Agreement or, when so indicated, in the applicable Transaction Agreement. As used in this Agreement:

(a) “Affiliate” means (except as specifically otherwise defined), with respect to any specified Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such specified Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise.

(b) “Applicable Laws” means all applicable laws, statutes, ordinances, orders, decrees, rules, regulations, policies or guidelines promulgated, or judgments, decisions, orders or arbitration awards entered, by any Governmental Entity.

(c) “Board of Directors” means the Board of Directors of any specified Person.

(d) “Business Day” means any day on which banks are not required or authorized to close in the City of New York.

(e) “Diversion” means the sale of professional beauty products by any Person (the “Selling Person”) to (i) any Person that has not been designated by the manufacturer of such professional beauty products as an approved outlet (an “Unapproved Outlet”) or (ii) any Person that the Selling Person knows will resell or knows is reasonably likely to resell such professional beauty products to an Unapproved Outlet.

(f) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(g) An “ERISA Affiliate” when used with respect to any Person, means any trade or business, whether or not incorporated, that, together with such Person, would be deemed to be a “single employer” within the meaning of Section 4001(b) of ERISA.

(h) “Known” or “Knowledge” means, (i) with respect to Alberto-Culver or Spinco, the actual knowledge of any of the persons set forth on Section 1.1A of the Alberto-Culver Disclosure Schedule and (ii) with respect to Regis, the actual knowledge of any of the persons set forth on Section 1.1A of the Regis Disclosure Schedule.

(i) “Material Adverse Effect” means, with respect to any Person, any effect, change, circumstance or development that, individually or in the aggregate with other such effects, changes, circumstances or developments, is both material and adverse to (i) the ability of such Person to consummate the transactions contemplated by this Agreement or (ii) the business, financial condition, operations, results of operations, properties, assets or liabilities of such

Person and its Subsidiaries, taken as a whole, other than, in the case of this clause (ii), any effect, change, circumstance or development (A) resulting from the announcement of the transactions contemplated hereby or, except with respect to the representations and warranties in Sections 5.1(c)(iv) and (vi), 5.2(c)(ii) and (iii) and 5.3(c)(ii) and (iv), any action taken in connection with the transactions contemplated hereby pursuant to the terms of this Agreement, (B) relating to any actual or threatened termination, cancellation or limitation of, or any modification or change in, the business relationship of such Person or any of its Subsidiaries with any supplier or group of suppliers, (C) relating to state, national or international political, social, general business or economic conditions, (D) relating in general to the industries in which such Person and its Subsidiaries operate (but only if such Person and its Subsidiaries, taken as a whole, are not disproportionately affected in any material respect as compared to other comparable companies in their industry), (E) relating to any action or omission of Alberto-Culver, Regis, Spinco, Merger Sub, Subco or any Subsidiary of any of them taken with the express prior written consent of each of the other parties hereto, (F) relating to the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism involving or affecting the United States of America or any other jurisdiction in which such party or any of its Subsidiaries operates, (G) relating to financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (H) relating to changes after the date hereof in United States GAAP or the accounting rules and regulations of the SEC or (I) relating to changes in Applicable Laws.

(j) A “Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

(k) “NYSE” means The New York Stock Exchange, Inc.

(l) “Person” means an individual, corporation, limited liability company, partnership, association, joint venture, trust, unincorporated organization, other entity or group (as defined in the Exchange Act), including any Governmental Entity.

(m) “Regis Common Stock” means the common stock, par value $0.05 per share, of Regis.

(n) A “Regis Plan” means any employee benefit plan, program, policy, practice or other arrangement providing compensation or benefits to any current or former employee, officer or director of Regis or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored, maintained or contributed to by Regis or any of its ERISA Affiliates or other Subsidiaries or to which Regis or any of its ERISA Affiliates or other Subsidiaries contributes or is obligated to contribute, whether or not written, including any employee benefit plan within the meaning of Section 3(3) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, welfare, paid time off, bereavement, tuition, employee assistance, relocation, vacation, stock purchase, stock option, equity or equity-based compensation, severance, termination, employment, change of control or fringe benefit plan, program or agreement.

(o) “Spinco Employee” means any employee of Alberto-Culver or any of its Subsidiaries that devotes substantially all of his or her time to the Spinco Business.

(p) “Spinco Plan” means any employee benefit plan, program, policy, practice or other arrangement providing compensation or benefits to any current or former Spinco Employee or any beneficiary or dependent thereof that is sponsored, maintained or contributed to by Alberto-Culver or Spinco or any of its other ERISA Affiliates or other Subsidiaries or to which Alberto-Culver or any of its ERISA Affiliates or other Subsidiaries contributes or is obligated to contribute, whether or not written, including any employee benefit plan within the meaning of Section 3(3) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, welfare, paid time off, bereavement, tuition, employee assistance, relocation, vacation, stock purchase, stock option, equity or equity-based compensation, severance, termination, employment, change of control or fringe benefit plan, program or agreement.

(q) “Subsidiary” means, when used with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries.

(r) “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any tax, in any sense, including (i) any federal, state, municipal, county, local, foreign or other Governmental Entity net income, gross income, receipts, windfall profit, severance, real, personal, tangible, escheatable, unclaimed or abandoned property, goods and services, value added, estimated, capital stock, production, sales, use, license, excise, franchise, employment, unemployment, social security, payroll, withholding, alternative or add-on minimum, ad valorem, transfer, stamp, or environmental tax, or any other tax, customs, duty or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity, including any fines, penalties or interest arising under ERISA; and (ii) any liability for payments of a type described in clause (i) as a result of being a member of an affiliated, consolidated, combined, unitary or similar group.

(s) “Tax Return” means any return, report or similar statement required to be filed with respect to any Taxes (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

(t) “Transaction Agreements” means collectively, the Separation Agreement, the Employee Matters Agreement, the Tax Allocation Agreement and the other agreements, if any, entered into or to be entered into in connection with the Distribution.

Each of the following terms is defined in the Section of this Agreement or the agreement set forth opposite such term:

Term	Section
Action	5.1(h)(i)
Agreement	Preamble
Alberto-Culver	Preamble
Alberto-Culver Acquisition Agreement	7.5(b)(i)
Alberto-Culver Acquisition Proposal	7.5(b)(ii)

Term	Section
Alberto-Culver Business	Separation Agreement
Alberto-Culver Common Stock	Recitals
Alberto-Culver Designees	7.2(b)
Alberto-Culver Disclosure Schedule	5.2
Alberto-Culver Group	Separation Agreement
Alberto-Culver Filed SEC Reports	5.3(d)(iii)
Alberto-Culver Insiders	7.17
Alberto-Culver Lookback Period	9.2(f)
Alberto-Culver Necessary Consents	5.2(c)(iii)
Alberto-Culver Option Plans	5.2(b)(i)(B)
Alberto-Culver Recommendation	7.1(c)
Alberto-Culver Record Date	Separation Agreement
Alberto-Culver Restricted Stock	5.2(b)(i)(A)
Alberto-Culver Restricted Stock Plans	5.2(b)(i)(A)
Alberto-Culver SEC Reports	5.2(d)(i)
Alberto-Culver Stock Options	5.2(b)(i)(B)
Alberto-Culver Stock Plans	5.2(b)(i)(B)
Alberto-Culver Stockholders Meeting	7.1(c)
Alberto-Culver Subsidiary	Separation Agreement
Alberto-Culver Tax Certificate	8.2(c)
Alberto-Culver Transaction Approval	7.1(c)
Alberto-Culver Vote	7.1(c)
Alberto-Culver Voting Debt	5.2(b)(iii)
Certificate of Merger	2.3
Change in the Alberto-Culver Recommendation	7.5(b)(iv)
Change in the Regis Recommendation	7.5(a)(iv)
Closing	2.2
Closing Date	2.2
Code	2.11
Confidentiality Agreement	7.3
Contract	5.1(c)(iv)
Delaware Secretary	2.3
DGCL	2.1
Distribution	Recitals
Distribution Date	Separation Agreement
Distribution Time	Separation Agreement
DOE	5.1(u)(i)
DOJ	7.4(b)
Effective Time	2.3
Employee Matters Agreement	4.1
Environmental Laws	5.1(j)
Environmental Liabilities	5.1(j)
Exchange Act	5.1(c)(vi)
Exchange Agent	3.1
Exchange Fund	3.1

Term	Section
Exchange Ratio	2.5(a)
Expenses	7.6
Force the Alberto-Culver Vote Notice	7.1(c)
Force the Regis Vote Notice	7.1(b)
Foreign Competition Laws	7.4(a)
Form S-4	7.1(a)
Former Business	Separation Agreement
FTC	5.1(t)(i)
GAAP	5.1(d)(i)
Governmental Entity	5.1(c)(vi)
Hazardous Materials	5.1(j)
HSR Act	5.1(c)(vi)
Independent Director	7.2(b)
Injunction	8.1(b)
Institution	5.1(u)(i)
Intellectual Property	5.1(k)
IRS	5.1(p)(i)
Joint Proxy Statement/Prospectus	7.1(a)
Liens	5.1(a)(iii)
Merger	Recitals
Merger Sub	Preamble
Merger Sub Common Stock	2.6
Newco	2.10
Newco Contribution	2.10
Private Letter Ruling	8.1(i)(i)
Regis	Preamble
Regis Acquisition Agreement	7.5(a)(i)
Regis Acquisition Proposal	7.5(a)(ii)
Regis Charter Amendment	5.1(c)(i)
Regis Charter Approval	7.1(b)
Regis Designees	7.2(b)
Regis Disclosure Schedule	5.1
Regis Filed SEC Reports	5.1(d)(ii)
Regis Financial Statements	5.1(d)(i)
Regis Franchisees	5.1(t)(i)
Regis Lookback Period	9.2(b)
Regis Material Contracts	5.1(o)
Regis Necessary Consents	5.1(c)(vi)
Regis Performance Units	5.1(b)(i)(C)
Regis Permits	5.1(h)(ii)
Regis Preferred Stock	5.1(b)(i)(A)
Regis Recommendation	7.1(b)
Regis Restricted Stock	5.1(b)(i)(A)
Regis Rights	5.1(b)(i)(B)
Regis Rights Agreement	5.1(b)(i)(B)

Term	Section
Regis SARS	5.1(b)(i)(C)
Regis SEC Reports	5.1(d)(i)
Regis Shareholders Meeting	7.1(b)
Regis Share Issuance	5.1(c)(i)
Regis Share Issuance Approval	7.1(b)
Regis Stock Options	5.1(b)(i)(C)
Regis Stock Plans	5.1(b)(i)(C)
Regis Tax Certificate	8.2(c)
Regis UFOCs	5.1(t)(ii)
Regis Voting Debt	5.1(b)(iii)
Required Approvals	7.4(a)
Required Regis Charter Vote	5.1(g)
Required Regis Share Issuance Vote	5.1(g)
Required Regis Votes	5.1(g)
Restricted Activities	7.19(a)(i)
Restricted Territories	7.19(a)(i)
Sarbanes Act	5.1(d)(i)
SEC	5.1(a)(iii)
Section 16 Information	7.17
Securities Act	5.1(a)(iii)
Separation Agreement	Recitals
Shareholder Designee	Shareholders Agreement
Shareholders	Shareholders Agreement
Shareholders Agreement	7.21
Shareholders Representative	Shareholders Agreement
Spinco	Preamble
Spinco Business	Separation Agreement
Spinco Certificate	2.5(b)
Spinco Common Stock	Recitals
Spinco Disclosure Schedule	5.3
Spinco Dividend	Separation Agreement
Spinco Financial Statements	5.3(d)(i)
Spinco Franchisees	5.3(q)(i)
Spinco Group	Separation Agreement
Spinco Material Contracts	5.3(l)
Spinco Necessary Consents	5.3(c)(iv)
Spinco Permits	5.3(f)(ii)
Spinco Significant Subsidiaries	5.3(a)(ii)
Spinco Stock Option	2.7(a)
Spinco UFOCs	5.3(q)(ii)
Spinco Voting Debt	5.3(b)(ii)
Spinco – Subco Merger	2.10(c)
Subco	Preamble
Subsequent Merger	Recitals
Substitute Option	2.7(a)

Term	Section
Superior Alberto-Culver Proposal	7.5(b)(iii)
Superior Regis Proposal	7.5(a)(iii)
Surviving Corporation	Recitals
Surviving Entity	2.9(a)
Tax Allocation Agreement	4.1
Termination Agreement	5.3(m)(vi)
Termination Date	9.1(b)
Violation	5.1(c)(iv)

ARTICLE II

THE MERGER

SECTION 2.1 The Merger. Upon the terms and conditions of this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub shall merge with and into Spinco. Spinco shall be the Surviving Corporation in the Merger and shall continue its corporate existence under the laws of the State of Delaware. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate. As a result of the Merger, Spinco shall become a direct, wholly owned Subsidiary of Regis.

SECTION 2.2 Closing. The closing of the Merger (the “Closing”) will take place as soon as practicable, but in any event within three Business Days after the satisfaction or waiver (subject to Applicable Laws) of the conditions (excluding conditions that, by their nature, cannot be satisfied until the Closing Date (as defined below)) set forth in Article VIII, unless this Agreement has been theretofore terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto (the actual time and date of the Closing being referred to herein as the “Closing Date”). The Closing shall be held at the offices of Sidley Austin LLP, One South Dearborn Street, Chicago, Illinois, unless another place is agreed to in writing by the parties hereto.

SECTION 2.3 Effective Time. Subject to the terms and conditions of this Agreement, the Merger shall become effective as set forth in the certificate of merger relating thereto (the “Certificate of Merger”) that shall be filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) on the Closing Date. The “Effective Time” shall be the date and time set forth in the Certificate of Merger, which shall be immediately after the Distribution Time and immediately prior to the effective time of the Subsequent Merger.

SECTION 2.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the DGCL.

SECTION 2.5 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any capital stock of Merger Sub or Spinco:

(a) Each share of Spinco Common Stock issued and outstanding immediately prior to the Effective Time, other than shares of Spinco Common Stock to be canceled pursuant to Section 2.5(c), shall be automatically converted into a number of fully paid and nonassessable shares of Regis Common Stock, including the corresponding number of Regis Rights, equal to the Exchange Ratio. The “Exchange Ratio” shall equal 0.600. All references in this Agreement to Regis Common Stock to be received in connection with the Merger shall be deemed, from and after the Effective Time, to include the associated Regis Rights.

(b) All shares of Spinco Common Stock converted into Regis Common Stock pursuant to this Article II shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each certificate or book-entry credit previously evidencing any such shares of Spinco Common Stock (a “Spinco Certificate”) shall thereafter evidence only rights with respect to certificates representing the number of whole shares of Regis Common Stock into which the shares of Spinco Common Stock formerly evidenced by such Spinco Certificate have been converted pursuant to this Section 2.5, the right to receive dividends or distributions in accordance with Section 3.2(b) and cash in lieu of fractional shares to be paid pursuant to Section 3.2(d).

(c) Each share of Spinco Common Stock held by Spinco as treasury stock and each share of Spinco Common Stock owned by Regis, if any, in each case immediately prior to the Effective Time, shall be canceled and shall cease to exist and no stock or other consideration shall be delivered in exchange therefor.

SECTION 2.6 Merger Sub Common Stock. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be automatically converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

SECTION 2.7 Spinco Options. (a) As of the Effective Time, each option to purchase Spinco Common Stock which was converted from an Alberto-Culver Stock Option pursuant to the terms of the Employee Matters Agreement and is outstanding immediately prior to the Effective Time (a “Spinco Stock Option”) shall become and represent a fully exercisable option to purchase the number of shares of Regis Common Stock (a “Substitute Option”) (decreased to the nearest full share) determined by multiplying (i) the number of shares of Spinco Common Stock subject to such Spinco Stock Option immediately prior to the Effective Time by (ii) the Exchange Ratio, at an exercise price per share of Regis Common Stock (rounded up to the nearest cent) equal to the exercise price per share of Spinco Common Stock under such Spinco Stock Option immediately prior to the Effective Time divided by the Exchange Ratio. After the Effective Time, except as provided above in this Section 2.7(a), each Substitute Option shall be exercisable upon the same terms and conditions as were applicable under the related Spinco Stock Option immediately prior to the Effective Time.

(b) As soon as reasonably practicable after the Effective Time, Regis shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to Regis Common Stock subject to Substitute Options or shall cause Substitute Options to be deemed to be issued pursuant to a Regis Stock Plan for which shares of Regis Common Stock have been previously registered pursuant to an appropriate registration form.

SECTION 2.8 Spinco Organizational Documents. (a) The Certificate of Incorporation of the Surviving Corporation shall be amended in its entirety at the Effective Time to be in the form set forth on Exhibit B until thereafter changed in the Subsequent Merger.

(b) The By-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation until thereafter changed in the Subsequent Merger.

SECTION 2.9 Subsequent Merger.

(a) Immediately after the Effective Time, Regis will cause the Surviving Corporation to merge with and into Subco and the separate corporate existence of the Surviving Corporation shall thereupon cease and Subco shall be the surviving entity (the “Surviving Entity”) in the Subsequent Merger.

(b) At the effective time of the Subsequent Merger, the common stock of the Surviving Corporation shall automatically be converted into a $100 fixed value membership interest in the Surviving Entity.

(c) With respect to any time following the Subsequent Merger, references herein to the Surviving Corporation shall refer to the Surviving Entity.

SECTION 2.10 Dropdown of Spinco. At any time prior to 10 Business Days prior to the mailing of the Joint Proxy Statement/Prospectus, Alberto-Culver may, following prior written notice to Regis, contribute all of the shares of Spinco Common Stock to a newly formed, direct, wholly owned Subsidiary of Alberto-Culver that is a Delaware corporation (“Newco”) in exchange for shares of common stock of Newco (the “Newco Contribution”); provided, however, that Alberto-Culver may cause the Newco Contribution to be made only if: (i) consummation of the Newco Contribution would not prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Separation Agreement or otherwise adversely affect Regis or the holders of Regis Common Stock, (ii) all representations and warranties of Spinco in this Agreement (other than those in Section 5.3(b), which would be replaced with the representation set forth in Section 2.10 to the Spinco Disclosure Schedule) would be true and correct with respect to Newco as though Newco rather than Spinco had been a party to this Agreement on the date hereof, (iii) Newco would be in compliance with all covenants and agreements of Spinco in this Agreement and the Transaction Agreements as though Newco rather than Spinco had been a party to this Agreement and the Transaction Agreements on the date hereof, (iv) the Newco Contribution would not require the Distribution to be registered under the Securities Act and (v) the Newco Contribution would not give rise to any violation of Applicable Laws. In the event that Alberto-Culver causes the Newco Contribution to be made:

(a) Merger Sub shall merge in accordance with Section 2.1 with and into Newco, and Newco shall be the Surviving Corporation in the Merger;

(b) Newco shall merge in accordance with Section 2.9 with and into Subco, and Subco shall be the Surviving Entity in the Subsequent Merger;

(c) Spinco shall merge with and into Subco (the “Spinco-Subco Merger”), and Subco shall be the surviving entity in the Spinco-Subco Merger;

(d) with respect to any time following the Spinco-Subco Merger, (i) references herein to the Surviving Corporation shall refer to Subco, as the surviving entity in the Spinco-Subco Merger and (ii) references herein to the Subsequent Merger shall refer to the mergers described in Section 2.10(b) and (c), collectively;

(e) unless the context otherwise requires, any references herein, in each Transaction Agreement and in each Termination Agreement to Spinco shall be deemed to be to Newco; and

(f) Spinco shall assign to Newco, and Newco shall execute and deliver to Alberto-Culver and Regis a joinder to, this Agreement, each of the Separation Agreement, Employee Matters Agreement and Tax Allocation Agreement and each other Transaction Agreement and each Termination Agreement to which Spinco is a party.

SECTION 2.11 Tax Consequences. It is intended that the Merger and the Subsequent Merger, taken together, shall constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.

SECTION 2.12 Directors and Officers of Spinco. The officers of Merger Sub at the Effective Time shall be the initial officers of the Surviving Corporation and the directors of Merger Sub at the Effective Time, together with a number of Alberto-Culver Designees that will equal a majority of the Board of Directors of the Surviving Corporation, shall be the initial directors of the Surviving Corporation and in the case of each of such officers and directors shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation or By-laws of the Surviving Corporation or as otherwise provided by Applicable Law.

ARTICLE III

EXCHANGE OF SHARES

SECTION 3.1 Regis to Make Shares Available. From time to time, prior to, at or after the Effective Time (but no later than five Business Days after the Closing Date), Regis shall deposit, or shall cause to be deposited, with a bank or trust company appointed by Regis and reasonably acceptable to Alberto-Culver (the “Exchange Agent”), for the benefit of the holders of record Alberto-Culver Common Stock as of the Alberto-Culver Record Date, for exchange in accordance with this Article III, certificates representing the shares of Regis Common Stock to be issued pursuant to Section 2.5 and delivered pursuant to Section 3.2(a) in exchange for Spinco Certificates, and an amount of cash sufficient to permit the Exchange Agent to make the necessary payments of cash in lieu of fractional shares pursuant to Section 3.2(d) (such cash and shares of Regis Common Stock, together with any dividends or distributions thereon having a record date after the Effective Time and a payment date prior to the delivery of such shares by the Exchange Agent being hereinafter referred to as the “Exchange Fund”). The shares of Spinco Common Stock issued in the Distribution shall be held by the Exchange Agent pursuant to Article III of the Separation Agreement.

SECTION 3.2 Exchange of Shares.

(a) Regis shall instruct the Exchange Agent to, as soon as practicable after the Effective Time, deliver to each holder of record of Alberto-Culver Common Stock as of the Alberto-Culver Record Date a certificate representing the number of whole shares of Regis Common Stock into which such holder’s shares of Spinco Common Stock shall have been converted pursuant to the provisions of Article II and a check representing the amount of cash in lieu of fractional shares, if any, that such Person shall have become entitled to receive pursuant to the provisions of Articles II and III and the Spinco Certificate as converted shall forthwith be canceled.

(b) Promptly following the delivery of the certificates representing Regis Common Stock, there shall be paid to the holder of shares of Alberto-Culver Common Stock as of the Alberto-Culver Record Date, without interest, the amount of dividends or other distributions with a record date therefor after the Effective Time payable with respect to shares of Regis Common Stock into which such holder’s Spinco Common Stock shall have been converted and not paid. No interest will be paid or accrued on any unpaid dividends and distributions payable to holders of record of Alberto-Culver Common Stock as of the Alberto-Culver Record Date.

(c) All shares of Regis Common Stock issued upon conversion of Spinco Common Stock in accordance with the terms of this Article III (and any cash paid pursuant to Section 3.2(d)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to shares of Spinco Common Stock converted in the Merger in accordance with Section 2.5. At the Effective Time, there shall be no further transfers on the stock transfer books of Spinco of the shares of Spinco Common Stock that were issued and outstanding immediately prior to the Effective Time. Immediately following the Effective Time, the Spinco Certificates shall be canceled by Regis or the Surviving Corporation or, on the instructions of Regis or the Surviving Corporation, by the Exchange Agent and exchanged for certificates representing shares of Regis Common Stock as provided in this Article III.

(d) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Regis Common Stock or book-entry credit of the same shall be issued in exchange for Spinco Certificates, no dividend or distribution with respect to Regis Common Stock shall be payable on or with respect to any such fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Regis. In lieu of the issuance of any such fractional share, cash adjustments will be paid to holders in respect of any fractional share of Regis Common Stock that would otherwise be issuable, and the amount of such cash adjustment shall be equal to the product obtained by multiplying such stockholder’s fractional share of Regis Common Stock that would otherwise be issuable by the closing price per share of Regis Common Stock on the NYSE Composite Tape on the Closing Date.

(e) Any portion of the Exchange Fund that remains unclaimed by holders of record of Alberto-Culver Common Stock as of the Alberto-Culver Record Date for twelve months after the Effective Time shall be delivered to Regis, and any holders of record of Alberto-Culver Common Stock as of the Alberto-Culver Record Date who have not theretofore complied with this Article III shall thereafter look only to Regis for payment of the shares of Regis Common Stock, cash in lieu of any fractional shares and any unpaid dividends and distributions on the Regis Common Stock deliverable in respect of each share of Spinco Common Stock formerly evidenced by such Spinco Certificates as determined pursuant to this Agreement, without any interest thereon, and Regis shall not charge such holders in connection with the delivery of such shares of Regis Common Stock and cash. Any such portion of the Exchange Fund remaining unclaimed by holders of record of Alberto-Culver Common Stock as of the Alberto-Culver Record Date five years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity) shall, to the extent permitted by Applicable Laws, become the property of Regis free and clear of any claims or interest of any Person previously entitled thereto.

(f) None of Alberto-Culver, Spinco, Regis, Merger Sub, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any holder of Alberto-Culver Common Stock as of the Alberto-Culver Record Date for any shares of Regis Common Stock, cash in lieu of fractional shares thereof and any dividend or other distribution with respect thereto delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Applicable Laws.

(g) The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Regis, on a daily basis. Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to this Article III shall be paid to Regis promptly upon request by Regis. If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Exchange Agent hereunder, Regis shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such payment obligations.

(h) Regis or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Alberto-Culver Common Stock as of the Alberto-Culver Record Date such amounts as Regis or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Regis or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Alberto-Culver Common Stock as of the Alberto-Culver Record Date in respect of which such deduction and withholding was made by Regis or the Exchange Agent.

ARTICLE IV

CERTAIN PRE-MERGER TRANSACTIONS

The following transactions shall occur prior to the Effective Time:

SECTION 4.1 Alberto-Culver/Spinco Ancillary Agreements. Simultaneously with the execution and delivery of this Agreement, Alberto-Culver and Spinco are entering into a Tax Allocation Agreement in the form attached hereto as Exhibit C (as may be amended from time to time in accordance with its terms, the “Tax Allocation Agreement”) and an Employee Matters Agreement in the form attached hereto as Exhibit D (as may be amended from time to time in accordance with its terms, the “Employee Matters Agreement”).

SECTION 4.2 Distribution. Immediately prior to the Distribution Time, and subject and pursuant to the terms and conditions of the Separation Agreement, Alberto-Culver and Spinco will cause Spinco to be recapitalized, and, immediately prior to the Effective Time, and subject and pursuant to the terms and conditions of the Separation Agreement, Alberto-Culver and Spinco will effect the Distribution and the other transactions contemplated by the Separation Agreement that are not required to be effected prior to such time or after such time.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

SECTION 5.1 Representations and Warranties of Regis, Merger Sub and Subco. Except as set forth in the Regis Disclosure Schedule delivered by Regis to Alberto-Culver and Spinco prior to the execution of this Agreement (the “Regis Disclosure Schedule”) (each section of which, to the extent specified therein, qualifies the correspondingly numbered representation and warranty of Regis contained herein and any disclosure in such section qualifies any other representation and warranty of Regis contained herein to which its application or relevance is reasonably apparent on its face), each of Regis, Merger Sub and Subco represents and warrants to Alberto-Culver and Spinco as of the date hereof and as of the Closing Date (except to the extent that such representations and warranties speak as of another date or dates in which case, as of such other date or dates) as follows:

(a) Organization, Standing and Power; Subsidiaries.

(i) Regis is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation. Each of the Subsidiaries of Regis is a corporation or other organization duly organized, validly existing and in good standing (where applicable) under the laws of its jurisdiction of incorporation or organization, and each of Regis and its Subsidiaries has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and as it will be conducted through the Effective Time, except where the failure to be so organized, existing and in good standing or to have such power and authority, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Regis, and each of Regis and its Subsidiaries is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to so qualify or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Regis. True, correct and complete copies of the Articles of Incorporation and By-laws of Regis in effect on the date hereof are attached to Section 5.1(a)(i) of the Regis Disclosure Schedule.

(ii) Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a direct, wholly owned Subsidiary of Regis. True, correct and complete copies of the Certificate of Incorporation and By-laws of Merger Sub in effect on the date hereof are attached to Section 5.1(a)(ii) of the Regis Disclosure Schedule. Subco is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. Subco is a direct, wholly owned Subsidiary of Regis. True, correct and complete copies of the Certificate of Formation, limited liability company agreement and other governing documents of Subco in effect on the date hereof are attached to Section 5.1(a)(ii) of the Regis Disclosure Schedule.

(iii) Section 5.1(a)(iii) of the Regis Disclosure Schedule sets forth a list of all the Subsidiaries of Regis which as of the date of this Agreement are Significant Subsidiaries of Regis (as defined in Rule 1-02(w) of Regulation S-X of the Securities and Exchange Commission (the “SEC”)). All the outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Regis, free and clear of all material pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”) and free of any other material restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests, but excluding restrictions under the Securities Act of 1933, as amended (the “Securities Act”)). None of Regis or any of its Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity (other than Subsidiaries of Regis), that is or would reasonably be expected to be material to Regis and its Subsidiaries taken as a whole.

(b) Capital Structure.

(i) (A) The authorized capital stock of Regis consists of 100,000,000 shares, all issued and outstanding shares of which have been designated as Regis Common Stock and 250,000 shares of which have been designated Series A Junior Participating Preferred Stock (the “Regis Preferred Stock”). As of the close of business on January 6, 2006, 45,354,716 shares of Regis Common Stock were issued and outstanding, including 142,298.775 shares of restricted Regis Common Stock (“Regis Restricted Stock”), and no shares of Regis Preferred Stock were issued and outstanding.

(B) The 250,000 shares of Regis Preferred Stock have been reserved for issuance pursuant to the exercise of the rights to acquire shares of Regis Preferred Stock (the “Regis Rights”) pursuant to the Rights Agreement dated December 23, 1996 between Regis and Wells Fargo Bank, N.A., as Rights Agent (the “Regis Rights Agreement”).

(C) As of the close of business on January 6, 2006, (1) 3,220,310 shares of Regis Common Stock were reserved for issuance upon exercise of outstanding options to purchase Regis Common Stock (“Regis Stock Options”) under the Regis Corporation 2004 Long Term Incentive Plan, the Regis Corporation 2000 Stock Option Plan and the Regis Corporation 1991 Stock Option Plan (collectively, the “Regis Stock Plans”), (2) 2,549,243 shares of Regis Common Stock were reserved for additional grants under the Regis Stock Plans and (3) 194,250 stock appreciation rights of Regis (“Regis SARS”) were outstanding under the Regis Stock Plans and performance units of Regis (“Regis Performance Units”) having an aggregate value of up to $1,770,000 were outstanding under the Regis Stock Plans.

(ii) As of the close of business on January 6, 2006, except as set forth in clause (i), there are no shares of Regis Common Stock or Regis Preferred Stock issued, available, reserved for issuance or outstanding and, except as set forth in the Regis Stock Plans, there are not any contractual rights the value of which is determined in whole or in part by the value of the capital stock of Regis. Other than the Regis Stock Plans there are no Contracts, plans or arrangements that provide for the issuance, award or granting of (A) capital stock, options, warrants or other rights to acquire capital stock of Regis or (B) stock appreciation rights or other contractual rights, the value of which is determined in whole or in part by the value of the capital stock of Regis. No shares of Regis Common Stock are held by Regis as treasury shares. Since January 6, 2006 to the date of this Agreement, no shares of capital stock of Regis or any other securities of Regis have been issued other than shares of Regis Common Stock issued pursuant to options or rights outstanding as of January 6, 2006 under the Regis Stock Plans. All issued and outstanding shares of capital stock of Regis are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock of Regis is entitled to preemptive rights. All shares of Regis Common Stock to be issued in connection with the Merger shall be duly authorized, validly issued, fully paid and nonassessable, and shall not be entitled to preemptive rights. There are outstanding as of the date hereof, and there will be outstanding at the Effective Time, no options, warrants, Contracts or other rights to acquire capital stock of Regis other than the Regis Rights and under the Regis Stock Plans.

(iii) No bonds, debentures, notes or other indebtedness of Regis having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which shareholders of Regis may vote (“Regis Voting Debt”) are issued or outstanding.

(iv) Except as otherwise set forth in this Section 5.1(b), as of the date of this Agreement, there are no, and as of the Effective Time (except as permitted pursuant to Section 6.1) there will not be any, securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Regis or any of its Subsidiaries is a party or by which any of them is bound obligating Regis or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Regis or any of its Subsidiaries, Regis Voting Debt, Regis Common Stock or other voting securities of Regis or any of its Subsidiaries or obligating Regis or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. Except as provided under the Regis Stock Plans, as of the date of this Agreement, there are no, and as of the Effective Time (except as permitted pursuant to Section 6.1) there will not be any, outstanding obligations of Regis or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Regis or any of its Subsidiaries.

(v) The authorized capital stock of Merger Sub consists of 100 shares of Merger Sub Common Stock, all of which are owned beneficially and of record by Regis and are validly issued, fully paid and nonassessable. All of the membership interests in Subco are owned beneficially and of record by Regis.

(vi) There are no stockholder agreements, voting trusts or other Contracts to which Regis is a party or by which it is bound relating to the voting or transfer of any shares of capital stock of Regis.

(c) Authority; No Conflicts.

(i) Regis has all requisite corporate power and authority to enter into this Agreement and the Transaction Agreements with respect to which Regis is contemplated thereby to be a party and to consummate the transactions contemplated hereby and thereby, subject to the approval by the holders of Regis Common Stock of the issuance of additional shares of Regis Common Stock in connection with the Merger (the “Regis Share Issuance”) and the amendment of the Articles of Incorporation of Regis as set forth in Exhibit E (the “Regis Charter Amendment”) by the Required Regis Share Issuance Vote and the Required Regis Charter Vote, respectively. The execution and delivery of this Agreement and the Transaction Agreements with respect to which Regis is contemplated thereby to be a party by Regis and the consummation by Regis of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Regis, subject to the approval of the Regis Share Issuance and the Regis Charter Amendment by the Required Regis Share Issuance Vote and the Required Regis Charter Vote, respectively. This Agreement has been, and the Transaction Agreements with respect to which Regis is contemplated thereby to be a party will be, duly executed and delivered by Regis and, assuming the due authorization and valid execution and delivery of this Agreement or the applicable Transaction Agreement with respect to which Regis is contemplated thereby to be a party by the other parties hereto and thereto, as applicable, constitutes or will constitute a valid and binding agreement of Regis, enforceable against Regis in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar Applicable Laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(ii) Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Merger Sub and the consummation by Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Merger Sub subject to further action by Regis as the sole stockholder of Merger Sub to adopt this Agreement and approve the Merger. The Board of Directors of Merger Sub has approved this Agreement and the Merger and resolved to recommend this Agreement and the Merger to its sole stockholder for approval. This Agreement has been duly executed and delivered by Merger Sub and, assuming the due authorization and valid execution and delivery of this Agreement by the other parties hereto, constitutes a valid and binding agreement of Merger Sub, enforceable against Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar Applicable Laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(iii) Subco has all requisite limited liability company power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Subco and the consummation by Subco of the transactions contemplated hereby have been duly authorized by all necessary limited liability company action on the part of Subco. Regis, as the sole member of Subco, has approved this Agreement, the Merger and the Subsequent Merger. This Agreement has been duly executed and delivered by Subco and, assuming the due authorization and valid execution and delivery of this Agreement by the other parties hereto, constitutes a valid and binding agreement of Subco, enforceable against Subco in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar Applicable Laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(iv) The execution and delivery of this Agreement by Regis, Merger Sub and Subco does not, the execution and delivery by Regis of the Transaction Agreements with respect to which Regis is contemplated thereby to be a party will not, and the consummation by Merger Sub of the Merger and the consummation by Regis, Merger Sub and Subco of the other transactions contemplated hereby and thereby will not, conflict with, or result in any breach or violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of or result by its terms in the termination, amendment, cancellation or acceleration of any obligation or the loss of a benefit under, or the creation of a Lien, charge, “put” or “call” right or other encumbrance on, or the loss of, any assets (any such conflict, breach, violation, default, right of termination, amendment, cancellation or acceleration, loss or creation, a “Violation”) (with or without notice or lapse of time, or both) under: (A) any provision of the Articles of Incorporation or By-laws or similar organizational documents of Regis, Merger Sub, Subco or any Significant Subsidiary of Regis or (B) except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Regis, subject to obtaining or making the Regis Necessary Consents, (1) any loan or credit agreement, note, instrument, mortgage, bond, indenture real estate or other lease or sublease, benefit plan, license, sublicense, memorandum of understanding, sales order, purchase order, open bid or other contract, agreement or obligation, in each case, including all amendments, modifications and supplements thereto and waivers and consents thereunder (a “Contract”) to which Regis or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound or (2) any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Regis or any Subsidiary of Regis or their respective properties or assets.

(v) The execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the transactions contemplated hereby will not contravene or conflict with the Certificate of Incorporation or By-laws of Merger Sub. The execution, delivery and performance by Subco of this Agreement and the consummation by Subco of the transactions contemplated hereby will not contravene or conflict with the Certificate of Formation or other governing documents (if any) of Subco.

(vi) No consent, approval, order or authorization of, or registration, declaration or filing with, any supranational, national, federal, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency, board, commission or other authority thereof, any arbitral tribunal, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (a “Governmental Entity”) or any other Person is required to be obtained or made by or with respect to Regis or any Subsidiary of Regis in connection with the execution and delivery of this Agreement and the Transaction Agreements with respect to which Regis is contemplated thereby to be a party by Regis, Merger Sub or Subco or the consummation by Regis, Merger Sub and Subco of the Merger and the other transactions contemplated hereby and thereby, except for those required under or in relation to (A) the Required Regis Votes, (B) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (C) state securities or “blue sky” laws, (D) the Securities Act, (E) the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (F) the DGCL with respect to the filing of the Certificate of Merger and the certificate of merger with respect to the Subsequent Merger with the Delaware Secretary of State, (G) the Minnesota Business Corporation Act with respect to the filing of the Regis Charter Amendment with the Minnesota Secretary of State, (H) the rules and regulations of the NYSE, (I) antitrust or other competition laws of other jurisdictions and (J) such consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Regis. Consents, approvals, orders, authorizations, registrations, declarations and filings required under or in relation to any of the foregoing clauses (A) through (I) or set forth in Section 5.1(c)(vi) of the Regis Disclosure Schedule are hereinafter referred to as the “Regis Necessary Consents”.

(d) Reports and Financial Statements.

(i) Regis has timely filed all registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since July 1, 2003 (collectively, including all exhibits thereto, the “Regis SEC Reports”). No Subsidiary of Regis is required to file any form, report, registration statement, prospectus or other document with the SEC. Each of the Regis SEC Reports, at the time it was filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), complied in all material respects with the requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes Act”) and the NYSE and the rules and regulations promulgated thereunder, as applicable, and none of such Regis SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Regis Filed SEC Reports contain the audited consolidated balance sheet of Regis and its Subsidiaries as of June 30, 2005 and 2004, and the related audited consolidated statements of income, cash flows and shareholders’ equity for the fiscal years ended June 30, 2005 and 2004 (such statements, together with the notes thereto, the “Regis Financial Statements”). Each of the Regis Financial Statements and each of the other financial statements (including the related notes) included in the Regis SEC Reports fairly presents, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of Regis and its consolidated Subsidiaries as of the respective dates or for the respective periods set forth therein, all in conformity with generally accepted accounting principles (“GAAP”) consistently applied during the periods involved except as otherwise noted therein, and subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments. All Regis SEC Reports, as of their respective filing dates (and as of the date of any amendment to the respective Regis SEC Report), complied as to form in all material respects to the extent in effect at the time of filing, with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes Act and the NYSE and the rules and regulations promulgated thereunder.

(ii) Except as disclosed in the Regis SEC Reports filed after July 1, 2003 and publicly available prior to the date hereof (the “Regis Filed SEC Reports”) or in the Regis Financial Statements, since July 1, 2005, Regis and its Subsidiaries have not incurred any liabilities that are of a nature that would be required to be disclosed on a consolidated balance sheet of Regis and its Subsidiaries or in the footnotes thereto prepared in conformity with GAAP, other than liabilities incurred in the ordinary course of business or that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Regis.

(iii) Each of the principal executive officer of Regis and the principal financial officer of Regis (or each former principal executive officer of Regis and each former principal financial officer of Regis, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes Act with respect to the Regis SEC Reports and the statements contained in such certifications are true, complete and correct. For purposes of this Section 5.1(d), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes Act.

(iv) Regis and its Subsidiaries have designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Regis (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Regis in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Regis’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of Regis required under the Exchange Act with respect to such reports and (B) has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof to Regis’s auditors and the audit committee of Regis’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Regis’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Regis’s internal controls over financial reporting. Regis has delivered to Alberto-Culver and Spinco any such disclosure made by management to Regis’s auditors and the audit committee of Regis’s Board of Directors.

(e) Information Supplied.

(i) None of the information supplied or to be supplied by Regis specifically for inclusion or incorporation by reference in (A) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (B) the Joint Proxy Statement/Prospectus will, on the date it is first mailed to Regis shareholders or Alberto-Culver stockholders or at the time of the Regis Shareholders Meeting or the Alberto-Culver Stockholders Meeting, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii) Notwithstanding the foregoing provisions of this Section 5.1(e), no representation or warranty is made by Regis, Merger Sub or Subco with respect to statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement/Prospectus based on information supplied by or on behalf of Alberto-Culver or Spinco for inclusion or incorporation by reference therein.

(f) Board Approval. The Board of Directors of Regis, by resolutions duly adopted at a meeting duly called and held and, other than as provided for in Section 7.5(a)(iv), not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement, the Merger, the Regis Share Issuance and the Regis Charter Amendment are advisable and in the best interests of Regis and its shareholders, (ii) approved this Agreement, the Merger, the Regis Share Issuance and the Regis Charter Amendment and (iii) resolved to recommend that the shareholders of Regis (A) approve the Regis Share Issuance and (B) approve the Regis Charter Amendment and directed that the Regis Share Issuance and the Regis Charter Amendment be submitted for consideration by Regis’s shareholders at the Regis Shareholders Meeting. No “fair price”, “moratorium”, “control share acquisition” or other form of anti-takeover statute or regulation under Minnesota law or any anti-takeover provision in the Articles of Incorporation of Regis, By-laws of Regis or other similar organizational documents of Regis is, or at the Effective Time will be, applicable to the Merger, the Subsequent Merger or the other transactions contemplated hereby or by the Transaction Agreements.

(g) Votes Required. The only votes of the holders of capital stock or other securities of Regis necessary in connection with the Regis Share Issuance, the Regis Charter Amendment, the Merger, the Subsequent Merger and the other transactions contemplated by this Agreement (the “Required Regis Votes”) are the affirmative vote of holders of (i) a majority of the shares of Regis Common Stock represented at the Regis Shareholders Meeting and entitled to vote (provided that a majority of the shares of Regis Common Stock entitled to vote are represented in person or by proxy at such meeting) to approve the Regis Share Issuance (the “Required Regis Share Issuance Vote”) and (ii) a majority of the shares of Regis Common Stock represented at the Regis Shareholders Meeting and entitled to vote (provided that a majority of the shares of Regis Common Stock entitled to vote are represented in person or by proxy at such meeting) to approve the Regis Charter Amendment (the “Required Regis Charter Vote”).

(h) Litigation; Compliance with Laws.

(i) Except as set forth in the Regis Filed SEC Reports or in the Regis Financial Statements, there is no suit, action, arbitration, proceeding, claim, charge, regulatory or accrediting agency investigation or other proceeding (an “Action”) pending or, to the Knowledge of Regis, threatened against Regis or any Subsidiary of Regis or any property or asset of Regis or any Subsidiary of Regis which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Regis, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Regis or any Subsidiary of Regis which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Regis.

(ii) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Regis, Regis and its Subsidiaries hold all permits, licenses, franchises, variances, exemptions, orders and approvals of all Governmental Entities which are necessary for the operation of the businesses of Regis and its Subsidiaries, taken as a whole (the “Regis Permits”), and no suspension or cancellation of any of the Regis Permits is pending or, to the Knowledge of Regis, threatened, except for suspensions or cancellations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Regis.

Regis and its Subsidiaries are in compliance with the terms of the Regis Permits, except where the failure to so comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Regis. None of Regis or any of its Subsidiaries is in violation of, and Regis and its Subsidiaries have not received since July 1, 2003 any written notices of violations with respect to, any Applicable Laws, except for violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Regis.

(i) Absence of Certain Changes or Events. Except (i) as specifically contemplated or permitted by this Agreement, (ii) as set forth in the Regis Filed SEC Reports or in the Regis Financial Statements or (iii) for changes resulting from the announcement of this Agreement or the transactions contemplated hereby, since July 1, 2005 through the date hereof, (A) Regis and its Subsidiaries have conducted their business only in the ordinary course, consistent with past practice, and (B) there has not been any event, change, circumstance or development (including any damage, destruction or loss whether or not covered by insurance) which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on Regis. Since July 1, 2005 through the date of this Agreement, except as set forth in the Regis Filed SEC Reports, none of Regis or any of its Subsidiaries has taken any action that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 6.1 (other than a breach of Section 6.1(c) or (f) (solely with respect to transactions between Regis and a wholly owned Subsidiary of Regis or two wholly owned Subsidiaries of Regis)). Merger Sub has not conducted any activities other than in connection with the organization of Merger Sub on January 5, 2006, the negotiation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby. Subco has not conducted any activities other than in connection with the organization of Subco on January 5, 2006, the negotiation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby. Since July 1, 2003 and prior to the date of this Agreement, to the Knowledge of Regis, Regis and its Subsidiaries have not engaged in any Diversion. Since July 1, 2003 through the date hereof, no supplier of any material quantity of professional beauty products to Regis and its Subsidiaries has cancelled, terminated or materially and adversely modified its supply relationship with Regis and its Subsidiaries.

(j) Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Regis, (i) the operations of Regis and its Subsidiaries have been and are in compliance with all applicable Environmental Laws and with all Regis Permits required by applicable Environmental Laws, (ii) there are no pending or, to the Knowledge of Regis, threatened, Actions under or pursuant to Environmental Laws against Regis, its Subsidiaries, or, to the Knowledge of Regis, any other Person whose Environmental Liabilities Regis or any of its Subsidiaries has or may have retained or assumed by contract or operation of law, or involving any real property currently or, to the Knowledge of Regis, formerly owned, operated or leased by Regis or its Subsidiaries, and (iii) Regis, its Subsidiaries and, to the Knowledge of Regis, Persons whose Environmental Liabilities Regis or any of its Subsidiaries has or may have retained or assumed by contract or operation of law are not subject to any Environmental Liabilities, and, to the Knowledge of Regis, there are no facts, circumstances or conditions (including the presence, release or threatened release of Hazardous Materials at any location whether or not owned or operated by Regis or its Subsidiaries) which would reasonably be expected to result in Environmental Liabilities for Regis, its Subsidiaries, or, to the Knowledge of Regis, any other Person whose Environmental Liabilities Regis or any of its Subsidiaries has or may have retained or assumed by contract or operation of law. The representations and warranties in this Section 5.1(j) constitute the sole representations and warranties of Regis concerning environmental matters in this Agreement.

As used in this Agreement, “Environmental Laws” means any and all foreign, federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decisions, injunctions, orders, decrees, requirements of any Governmental Entity, any and all common law requirements, rules and bases of liability regulating, relating to or imposing liability or standards of conduct, in each case, concerning pollution, Hazardous Materials (as defined below) or protection of human health or the environment, and includes the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., the Clean Water Act, 33 U.S.C. Section 1251 et seq., the Clean Air Act, 33 U.S.C. Section 2601 et seq., the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq., the Occupational Safety and Health Act, 29 U.S.C. Section 651 et seq. (but solely as it relates to the exposure of Hazardous Materials) and the Oil Pollution Act of 1990, 33 U.S.C. Section 2701 et seq., as such laws have been amended or supplemented, and the regulations promulgated pursuant thereto, and all analogous state or local statutes. As used in this Agreement, “Environmental Liabilities” with respect to any Person means any and all liabilities of or relating to such Person or any of its Subsidiaries (including any entity which is, in whole or in part, a predecessor of such Person or any of such Subsidiaries), whether vested or unvested, contingent or fixed, actual or potential, known or unknown, which (i) arise under or relate to matters covered or regulated by, or for which liability is imposed under, Environmental Laws and (ii) relate to actions occurring or conditions existing on or prior to the Closing Date. As used in this Agreement, “Hazardous Materials” means all substances defined in, regulated under or for which liability is imposed by Environmental Laws, including Hazardous Substances, Oils, Pollutants or Contaminants as defined in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5., asbestos, mold, polychlorinated biphenyls and radioactive materials.

(k) Intellectual Property. Except as set forth in the Regis Filed SEC Reports and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Regis: (i) Regis and each of its Subsidiaries own, or are licensed to use, all Intellectual Property used in the conduct of their business as currently conducted; (ii) to the Knowledge of Regis, all Intellectual Property owned by and/or licensed to Regis and its Subsidiaries is valid and enforceable and the use of any Intellectual Property by Regis and its Subsidiaries does not infringe upon, misappropriate or otherwise violate the Intellectual Property rights of any Person; (iii) the use by Regis and its Subsidiaries of Intellectual Property which is licensed to Regis or any Subsidiary is in substantial accordance with the terms of the applicable license agreement pursuant to which Regis or its Subsidiaries acquired the right to use such Intellectual Property; (iv) to the Knowledge of Regis, no Person is infringing, misappropriating or otherwise violating any right of Regis or any of its Subsidiaries with respect to any Intellectual Property owned by and/or exclusively licensed to Regis or its Subsidiaries; (v) there is no claim or proceeding pending or, to the Knowledge of Regis, threatened against Regis or any Subsidiary challenging their respective use of Intellectual Property; and (vi) no Intellectual Property owned by and/or licensed to Regis or its Subsidiaries is being used by or enforced by Regis or any Subsidiary in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of such Intellectual Property. For purposes of this Agreement, “Intellectual Property” shall mean all intellectual property rights of any nature or forms of protection of a similar nature, including all trademarks, service marks, trade names, certification marks, trade dress and other indications of origin, the goodwill connected with or symbolized by the foregoing, and registrations in any jurisdiction of, and applications in any jurisdiction to register, any of the foregoing, including any extension, modification or renewal of any such registration or application; Internet domain names and the registrations therefor; inventions and discoveries, whether patentable or not, in any jurisdiction; patents, including divisions, continuations and continuations in part, and any reissues or reexaminations thereof, applications for patents and rights to apply for any of the foregoing, in any jurisdiction; tangible and intangible proprietary information and materials, trade secrets, know-how, technology and confidential information to the extent that rights exist in any jurisdiction to limit the use or disclosure thereof by any Person; writings and other works of authorship that are protected by copyright in any jurisdiction (including computer software and databases); registrations and applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; maskworks; and any similar intellectual property or proprietary rights.

(l) Title to Properties. Each of Regis and its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, except where the failure to have such good and valid title, or valid leasehold interest, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Regis.

(m) Opinion of Regis Financial Advisor. Regis has received the opinion of Peter J. Solomon Company, dated January 9, 2006, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to Regis.

(n) Taxes.

(i) All Tax Returns required to be filed with respect to each of Regis and its Subsidiaries have been timely filed, or requests for extensions to file such Tax Returns have been timely filed, granted and have not expired, and all such Tax Returns are complete and correct, except to the extent that such failures to file, to have extensions granted that remain in effect or to be complete or correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Regis. All material Taxes due with respect to Regis and its Subsidiaries have been paid or accrued. Since the date of the most recent Regis Filed SEC Reports, no Tax liability with respect to Regis and its Subsidiaries has been incurred outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(ii) No deficiencies for any Taxes have been proposed, asserted or assessed in writing in respect of or against Regis or any of its Subsidiaries that are not adequately reserved for on the books of Regis, except for deficiencies that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Regis. The applicable statutes of limitations have expired for all Tax periods through

2001 for the federal income Tax Returns of Regis and each of its Subsidiaries consolidated in such Tax Returns. Since July 1, 2000, no written claim has been made to Regis or any of its Subsidiaries by a Governmental Entity in a jurisdiction where Regis or any of its Subsidiaries does not file a Tax Return that any of Regis or its Subsidiaries is or may be subject to a material Tax liability in that jurisdiction.

(iii) None of Regis or any of its Subsidiaries has taken any action, and Regis has no Knowledge of any fact, agreement, plan or other circumstance, that is reasonably likely to prevent the Merger and the Subsequent Merger, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code. To the Knowledge of Regis, the representations set forth in the Regis Tax Certificate, if made on the date hereof (assuming the Distribution and the Merger and the Subsequent Merger, taken together, were consummated on the date hereof and based on reasonable estimates in the case of certain information not available on the date hereof), would be true and correct in all material respects.

(iv) None of Regis or any of its Subsidiaries is a party to any Tax sharing or Tax indemnity agreements entered into after July 1, 2000 (other than agreements between or among Regis and its Subsidiaries) that could reasonably be expected to result in a material Tax liability to Regis or any of its Subsidiaries.

(v) Within the past five years, none of Regis or any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(vi) None of Regis or any of its Subsidiaries is obligated to make any payments, or is a party to any Contract or Regis Plan that could obligate it to make any payments, that would not be deductible by reason of Section 162(m) or Section 280G of the Code.

(vii) None of Regis or any of its Subsidiaries has agreed to make, or is required to make, any material adjustment affecting any open taxable year or period under Section 481(a) of the Code or any similar provision of state, local or foreign law by reason of a change in accounting methods or otherwise.

(viii) Since July 1, 2000, none of Regis or any of its Subsidiaries has been required to reallocate, or is subject to an IRS or other Governmental Entity challenge that would require the reallocation of, gross income, deductions, credits or allowances, or of any item or element affecting taxable income, by reason of Section 482 of the Code.

(ix) Neither Regis nor any of its Subsidiaries has any material liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign Applicable Laws), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any person other than Regis or any of its Subsidiaries.

(x) Neither Regis nor any of its Subsidiaries has engaged in a “reportable transaction,” as set forth in Treasury Regulation Section 1.6011-4(b) (not including Treasury Regulation Section 1.6011-4(b)(6)), or any transaction that is the same as or substantially similar to one of the types of transactions the IRS has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a “listed transaction,” as set forth in Treasury Regulation Section 1.6011-4(b)(2).

(o) Certain Contracts. Except as filed as exhibits to the Regis Filed SEC Documents, as of the date hereof, neither Regis nor any of its Subsidiaries is a party to or bound by any Contract that (i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) (other than such Contracts that are compensatory Contracts with or with respect to officers, directors or employees of Regis), (ii) materially limits or otherwise materially restricts Regis or any of its Subsidiaries or that would, after the Effective Time, to the Knowledge of Regis, materially limit or otherwise materially restrict Spinco or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries) or any successor thereto, from engaging or competing in any material line of business in any geographic area or that contains exclusivity or non-solicitation provisions with respect to customers or suppliers, (iii) limits the ability of Regis or any of its Subsidiaries to incur indebtedness or pay dividends, (iv) requires aggregate payments by Regis or any of its Subsidiaries in excess of $10,000,000 and is not terminable within one year without penalty, (v) guarantees the material obligations of any Person (other than any Subsidiary of Regis), (vi) relates to the settlement of any litigation or dispute and materially restricts the operations of Regis and its Subsidiaries, taken as a whole, (vii) is a loan agreement, credit agreement, note, bond, mortgage, indenture or other agreement or instrument pursuant to which any indebtedness of Regis or any of its Subsidiaries in an aggregate principal amount in excess of $10,000,000 is outstanding or may be incurred or (viii) is a distribution or supply agreement with respect to beauty products pursuant to which payments in excess of $10,000,000 have been made in the previous fiscal year. Each Contract of the type described in this Section 5.1(o) is referred to herein as a “Regis Material Contract.” Neither Regis nor any of its Subsidiaries has Knowledge of, or has received notice of, any violation of or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Regis Material Contract or any other Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Regis. As of the date of this Agreement, neither Regis nor any of its Subsidiaries is a party to any standstill or similar agreement with any Person which relates to any transaction that could constitute a Regis Takeover Proposal.

(p) Employee Benefits.

(i) Section 5.1(p)(i) of the Regis Disclosure Schedule contains a true and complete list of each material Regis Plan. With respect to each material Regis Plan, Regis has made available to Alberto-Culver and Spinco a true, correct and complete copy of: (A) all plan documents, trust agreements, and insurance contracts and other funding vehicles; (B) the two most recent Annual Reports (Form 5500 Series) and accompanying schedules and exhibits, if any; (C) the current summary plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under

ERISA); (D) the two most recent annual financial reports, if any; (E) the two most recent actuarial reports, if any; and (F) the most recent determination letter from the Internal Revenue Service (the “IRS”), if any.

(ii) With respect to each Regis Plan, Regis and its ERISA Affiliates and other Subsidiaries have complied with, and are now in compliance with, to the extent applicable, all material provisions of ERISA, the Code and all other Applicable Laws and regulations. Each Regis Plan has been operated and administered, in all material respects, in accordance with its terms. Except as set forth in Section 5.1(p)(ii) of the Regis Disclosure Schedule, no Regis Plan is (or was, during the past six years) subject to Title IV or Section 302 of ERISA. No liability under Title IV or Section 302 of ERISA has been incurred by Regis or any of its ERISA Affiliates and other Subsidiaries that has not been satisfied in full, and no condition exists that presents a material risk to Regis or any of its ERISA Affiliates and other Subsidiaries of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation. All premiums due the Pension Benefit Guaranty Corporation have been fully paid on a timely basis. No Regis Plan provides for post-employment welfare benefits, except as required under Applicable Laws and specified in Section 5.1(p)(ii) of the Regis Disclosure Schedule. All Regis Plans subject to the Applicable Laws of any jurisdiction outside of the United States (1) have been maintained in accordance with all applicable requirements, (2) if they are intended to qualify for special Tax treatment meet all requirements for such treatment, and (3) if they are intended to be funded and/or book-reserved are fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

(iii) As of the date hereof, each Regis Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code, and the trust maintained pursuant thereto, has been determined to be so qualified and exempt from federal income Taxation under Section 501 of the Code by the Internal Revenue Service, and to the Knowledge of Regis, nothing has occurred with respect to the operation of any such Regis Plan that would reasonably be expected to cause the loss of such qualification of exemption from Tax.

(iv) As of the date hereof, none of Regis or any of its Subsidiaries has any liability under or obligation to any Multiemployer Plan and no Regis Plan is a Multiemployer Plan. The Regis Plans provide benefits only to employees and former employees of Regis and its Subsidiaries.

(v) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (A) entitle any current or former employee, director or officer of Regis or any of its Subsidiaries to severance pay, unemployment compensation or any other payment or (B) accelerate the time of payment or vesting of benefits, or materially increase the amount of compensation, due any such employee, director or officer.

(vi) Regis and each of the persons listed in Section 5.1(p)(vi) of the Regis Disclosure Schedule have entered into an amendment agreement substantially in the form set forth in Section 5.1(p)(vi) of the Regis Disclosure Schedule. All such agreements have been duly authorized, executed and delivered and are in full force and effect, unamended.

(q) Labor Relations. As of the date of this Agreement: (i) none of Regis or any of its Subsidiaries is a party to any collective bargaining agreement, work rules or practices, or any other labor-related agreements or arrangements with any labor union, labor organization or works council; there are no labor agreements, collective bargaining agreements, work rules or practices, or any other labor-related agreements or arrangements that pertain to any of the employees of Regis or any of its Subsidiaries; and no employees of Regis or any of its Subsidiaries are represented by any labor organization with respect to their employment with Regis or any of its Subsidiaries; (ii) no labor organization or group of employees of Regis or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Regis, threatened to be brought or filed, with the National Labor Relations Board or any other domestic or foreign labor relations tribunal or authority, and to the Knowledge of Regis, there are no labor union organizing activities with respect to any employees of Regis or any of its Subsidiaries and (iii) since July 1, 2003, there have been no actual, or to the Knowledge of Regis, threatened strikes, work stoppages, slowdowns, lockouts, arbitrations, grievances or other labor disputes against or involving Regis or any of its Subsidiaries.

(r) Insurance. Regis maintains insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of Regis (taking into account the cost and availability of such insurance).

(s) Liens. No Liens exist on any assets of Regis or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Regis.

(t) Franchisees.

(i) Regis has provided to Alberto-Culver a true, correct and complete list of all states in the United States and countries or jurisdictions in which Persons (“Regis Franchisees”) to whom Regis or any of its Subsidiaries have sold a “franchise” or “business opportunity” under the “Disclosure Requirements and Prohibitions Concerning Franchising and Business Opportunity Ventures” rules of the Federal Trade Commission (the “FTC”) or any other Applicable Laws that govern the offer and sale of “franchises” or “business opportunities” are located.

(ii) Regis has delivered to Alberto-Culver true, correct and complete copies of Regis’s and its Subsidiaries’ Uniform Franchise Offering Circulars and any other international disclosure documents (“Regis UFOCs”), which are currently being used in connection with the offers to sell and the sales of its franchises. The Regis UFOCs currently used by Regis and its Subsidiaries and any other offering circulars previously used by Regis and its Subsidiaries do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except for such untrue statements or omissions that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Regis. Regis and its Subsidiaries are in compliance with all Applicable Laws (including, in the United States, the Uniform Franchise Offering Circular Guidelines adopted by the North American Securities Administrators Association) relating to the offer and sale of Regis Franchises and the relationship between Regis and its Subsidiaries and their respective franchisees, except where the failure to so comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Regis.

(iii) The franchise agreements and other agreements of Regis and its Subsidiaries granting rights to a Regis Franchisee do not obligate Regis or any of its Subsidiaries to buy back or otherwise acquire any amount of stock, assets or contractual rights of the Regis Franchisee, where such amounts would, individually or in the aggregate, be material to Regis and its Subsidiaries, taken as a whole. Regis and its Subsidiaries do not (1) guaranty any obligations of any Regis Franchisee that, individually or in the aggregate with such other guaranties, are material to Regis and its Subsidiaries, taken as a whole, or (2) have any Contracts to lend or advance money to a Regis Franchisee that, individually or in the aggregate with such other Contracts, are material to Regis and its Subsidiaries, taken as a whole. Regis has delivered to Alberto-Culver a true, correct and complete copy of the current form or forms of franchise agreement currently used by Regis and its Subsidiaries.

(u) Education Regulatory Compliance.

(i) Section 5.1(u)(i) of the Regis Disclosure Schedule sets forth a true, correct and complete list of each “Institution” (as such term is defined by the U.S. Department of Education (the “DOE”)) and identifies main campuses and other teaching locations with respect thereto (each, an “Institution”). Regis has made available to Alberto-Culver a true, correct and complete copy of each Institution’s current program participation agreement and eligibility and certification approval report issued by the DOE, as well as a true, correct and complete copy of the Application for Approval to Participate in the Federal Student Financial Aid Programs as filed with the DOE at the time such Institution was acquired by Regis or a Subsidiary of Regis.

(ii) Each Institution is certified by the DOE to participate in the federal student loan financial assistance programs authorized under Title IV of the Higher Education Act of 1965, is an eligible proprietary institution pursuant to 20 U.S.C. §1002 and 34 C.F.R. §600.5, and is a party to, and in compliance with, a valid program participation agreement with the DOE, except for such failures to be so certified or eligible, or to be such a party to, or to be in such compliance that would not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Regis. As of the date hereof, no Institution, or any location thereof, is required to file or maintain a material letter of credit or similar form of surety with the DOE or any accrediting agency or state education authorizing agency.

(v) Regis Rights Agreement. Regis has amended the Regis Rights Agreement to provide that none of the execution and delivery of this Agreement, the Transaction Agreements and the consummation of the Merger, the Subsequent Merger and the other transactions contemplated by this Agreement and the Transaction Agreements will cause (i) the Regis Rights to become exercisable under the Regis Rights Agreement, (ii) Alberto-Culver, Spinco or any of their respective Affiliates or Associates (each as defined in the Regis Rights Agreement) to be deemed an “Acquiring Person” (as defined in the Regis Rights Agreement) or (iii) the “Shares Acquisition Date” or the “Distribution Date” (each as defined in the Regis Rights Agreement) to occur. Such amendment to the Regis Rights Plan is attached to Section 5.1(v) of the Regis Disclosure Schedule.

(w) Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Regis or any of its Subsidiaries, except Peter J. Solomon Company, whose fees and expenses will be paid by Regis.

SECTION 5.2 Representations and Warranties of Alberto-Culver. Except as set forth in the Alberto-Culver Disclosure Schedule delivered to Regis prior to the execution of this Agreement (the “Alberto-Culver Disclosure Schedule”) (each section of which, to the extent specified therein, qualifies the correspondingly numbered representation and warranty of Alberto-Culver herein and any disclosure in such section qualifies any other representation and warranty of Alberto-Culver or Spinco contained herein to which its application or relevance is reasonably apparent on its face), Alberto-Culver represents and warrants to Regis as of the date hereof and as of the Closing Date (except to the extent that such representations and warranties speak as of another date or dates in which case, as of such other date or dates) as follows:

(a) Organization. Alberto-Culver is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Alberto-Culver and the Alberto-Culver Subsidiaries is duly qualified and in good standing under the laws of its jurisdiction of incorporation or organization, and each of Alberto-Culver and the Alberto-Culver Subsidiaries has the requisite power and authority to do business in each jurisdiction in which the property owned, leased or operated by the Spinco Business or the nature of the Spinco Business makes such qualification necessary, other than in such jurisdictions where the failure to so qualify or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Spinco. True, correct and complete copies of the Certificate of Incorporation and By-laws of Alberto-Culver in effect on the date hereof are attached to Section 5.2(a) of the Alberto-Culver Disclosure Schedule.

(b) Capital Structure.

(i) (A) The authorized capital stock of Alberto-Culver consists of 300,000,000 shares of Alberto-Culver Common Stock. As of the close of business on January 6, 2006, 92,135,473 shares of Alberto-Culver Common Stock were issued and outstanding, including 220,332 shares of restricted Alberto-Culver Common Stock (“Alberto-Culver Restricted Stock”) issued under the Alberto-Culver 2003 Restricted Stock Plan or the Alberto-Culver 1994 Restricted Stock Plan (collectively, the “Alberto-Culver

Restricted Stock Plans”) and the Alberto-Culver Management Bonus Plan. As of the close of business on January 6, 2006, 6,334,814 shares of Alberto-Culver Common Stock were held in treasury by Alberto-Culver.

(B) As of the close of business on January 6, 2006, (1) 7,874,552 shares of Alberto-Culver Common Stock were available for issuance upon exercise of outstanding options to purchase Alberto-Culver Common Stock (“Alberto-Culver Stock Options”) under the Alberto-Culver Employee Stock Option Plan of 2003, the Alberto-Culver 2003 Stock Option Plan for Non-Employee Directors, the Alberto-Culver 1994 Stock Option Plan for Non-Employee Directors and the Alberto-Culver Employee Stock Option Plan of 1988 (together with the Alberto-Culver Restricted Stock Plans, the “Alberto-Culver Option Plans”), (2) 3,745,107 shares of Alberto-Culver Common Stock were available for additional grants under the Alberto-Culver Option Plans and (3) 652,339 shares of Alberto-Culver Common Stock were available under registration statements declared effective under the Securities Act for the Alberto-Culver 1994 Shareholder Value Incentive Plan, the Alberto-Culver Management Bonus Plan, the Alberto-Culver Management Incentive Plan and the Alberto-Culver Deferred Compensation Plan for Non-Employee Directors (together with the Alberto-Culver Option Plans, the “Alberto-Culver Stock Plans”).

(ii) As of the close of business on January 6, 2006, except as set forth in clause (i), there are no shares of Alberto-Culver Common Stock issued, available, reserved for issuance or outstanding and, except as set forth in the Alberto-Culver Stock Plans, there are not any contractual rights the value of which is determined in whole or in part by the value of the capital stock of Alberto-Culver. Other than the Alberto-Culver Stock Plans there are no Contracts, plans or arrangements that provide for the issuance, award or granting of (A) capital stock, options, warrants or other rights to acquire capital stock of Alberto-Culver or (B) stock appreciation rights or other contractual rights, the value of which is determined in whole or in part by the value of the capital stock of Alberto-Culver. Since January 6, 2006 to the date of this Agreement, no shares of capital stock of Alberto-Culver or any other securities of Alberto-Culver have been issued other than shares of Alberto-Culver Common Stock issued pursuant to options or rights outstanding as of January 6, 2006 under the Alberto-Culver Stock Plans. All issued and outstanding shares of capital stock of Alberto-Culver are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock of Alberto-Culver is entitled to preemptive rights. There are outstanding as of the date hereof, and there will be outstanding at the Effective Time, no options, warrants or other rights to acquire capital stock of Alberto-Culver other than under the Alberto-Culver Stock Plans. Section 5.2(b)(ii) of the Alberto-Culver Disclosure Schedule sets forth a true, correct and complete list as of a recent date of all outstanding Alberto-Culver Stock Options and the exercise prices thereof held by a Spinco Employee.

(iii) No bonds, debentures, notes or other indebtedness of Alberto-Culver having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of Alberto-Culver may vote (“Alberto-Culver Voting Debt”) are issued or outstanding.

(iv) Except as otherwise set forth in this Section 5.2(b), as of the date of this Agreement, there are no, and as of the Effective Time (except as permitted pursuant to Section 6.2) there will not be any, securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Alberto-Culver or any of its Subsidiaries is a party or by which any of them is bound obligating Alberto-Culver or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Alberto-Culver or any of its Subsidiaries, Alberto-Culver Voting Debt, Alberto-Culver Common Stock or other voting securities of Alberto-Culver or any of its Subsidiaries or obligating Alberto-Culver or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. Except as provided under the Alberto-Culver Stock Plans, as of the date of this Agreement, there are no, and as of the Effective Time (except as permitted pursuant to Section 6.2) there will not be any, outstanding obligations of Alberto-Culver or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Alberto-Culver or any of its Subsidiaries.

(v) There are no stockholder agreements, voting trusts or other Contracts to which Alberto-Culver is a party or by which it is bound relating to the voting or transfer of any shares of capital stock of Alberto-Culver.

(c) Authority; No Conflicts.

(i) Alberto-Culver has all requisite corporate power and authority to enter into this Agreement and the Transaction Agreements with respect to which Alberto-Culver is contemplated thereby to be a party and to consummate the transactions contemplated hereby and thereby, subject to the further action of the Board of Directors of Alberto-Culver to establish the Alberto-Culver Record Date and the Distribution Date and provided that the effectiveness of the declaration of the Distribution by the Board of Directors of Alberto-Culver is subject to the satisfaction of the conditions set forth in the Separation Agreement. The execution and delivery of this Agreement and the Transaction Agreements with respect to which Alberto-Culver is contemplated thereby to be a party by Alberto-Culver and the consummation by Alberto-Culver of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Alberto-Culver, subject to the further action of the Board of Directors of Alberto-Culver to establish the Alberto-Culver Record Date and the Distribution Date and provided that the effectiveness of the declaration of the Distribution by the Board of Directors of Alberto-Culver is subject to the satisfaction of the conditions set forth in the Separation Agreement. The approval of Alberto-Culver’s stockholders is not required under Applicable Laws to effect the Merger, the Distribution or any of the other transactions contemplated by this Agreement or any Transaction Agreement (it being understood and agreed that notwithstanding the foregoing, the parties have agreed to make it a condition to their respective obligations to effect the Merger that the Alberto-Culver Transaction Approval has been obtained). This Agreement has been, and the Transaction Agreements with respect to which Alberto-Culver is contemplated thereby to be a party will be, duly executed and delivered by Alberto-Culver and, assuming the due authorization and valid execution and delivery of this Agreement and the Transaction Agreements with respect to which Alberto-Culver is contemplated thereby to be a party by the other parties hereto and thereto, as applicable (other than Spinco), constitute or will constitute valid and binding agreements of Alberto-Culver, enforceable against Alberto-Culver in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar Applicable Laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(ii) The execution and delivery by Alberto-Culver of this Agreement does not, the execution and delivery by Alberto-Culver of the Transaction Agreements with respect to which Alberto-Culver is contemplated thereby to be a party will not, and the consummation by Alberto-Culver of the Distribution and the other transactions contemplated hereby and thereby will not result in a Violation (with or without notice or lapse of time, or both) under: (A) any provision of the Certificate of Incorporation or By-laws of Alberto-Culver or (B) except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Spinco, or to have a material adverse effect on the ability of Alberto-Culver to consummate the Distribution and the other transactions contemplated by the Transaction Agreements, subject to obtaining or making the Alberto-Culver Necessary Consents, (1) any Contract to which Alberto-Culver, Spinco or any of their respective Subsidiaries is a party or by which any of their respective properties or assets is bound or (2) any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Alberto-Culver, Spinco or any Subsidiary of Alberto-Culver or Spinco or their respective properties or assets.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required to be obtained or made by or with respect to Alberto-Culver in connection with the execution and delivery of this Agreement and the Transaction Agreements with respect to which Alberto-Culver is contemplated thereby to be a party by Alberto-Culver or the consummation by Alberto-Culver of the Distribution and the other transactions contemplated hereby and thereby, except for those required under or in relation to (A) the HSR Act, (B) state securities or “blue sky” laws, (C) the Securities Act, (D) the Exchange Act, (E) the DGCL with respect to the filing of the Certificate of Merger with the Delaware Secretary, (F) the rules and regulations of the NYSE, (G) antitrust or other competition laws of other jurisdictions, (H) further action of the Board of Directors of Alberto-Culver to establish the Alberto-Culver Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Board of Directors of Alberto-Culver (which is subject to the satisfaction of the conditions set forth in the Separation Agreement), further action of the Board of Directors of Spinco to establish the record date and payment date for the Spinco Dividend and the effectiveness of the declaration of the Spinco Dividend by the Board of Directors of Spinco, further action of the Board of Directors of Spinco and Alberto-Culver, as the sole stockholder of Spinco, to approve an amendment to the Certificate of Incorporation of Spinco to increase its authorized capital stock as contemplated by the Separation Agreement and the filing with and acceptance by the Secretary of State of the State of Delaware of such amendment, and (I) such consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Spinco or to have a material adverse effect on the ability of Alberto-Culver to consummate the Distribution and the other transactions contemplated by the Transaction Agreements. Consents, approvals, orders, authorizations, registrations, declarations and filings required under or in relation to any of the foregoing clauses (A) through (H) are hereinafter referred to as the “Alberto-Culver Necessary Consents”.

(iv) The Board of Directors of Alberto-Culver, by resolution duly adopted at a meeting duly called and held and, other than as provided in Section 7.5(b)(iv), not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement, the Merger and the Distribution are advisable and in the best interests of Alberto-Culver and its stockholders and (ii) resolved to recommend to the stockholders of Alberto-Culver that the stockholders of Alberto-Culver approve the transactions contemplated by this Agreement. No “fair price”, “moratorium”, “control share acquisition” or other form of antitakeover statute or regulation under Delaware law or any anti-takeover provision in the Certificate of Incorporation of Alberto-Culver, By-laws of Alberto-Culver or other similar organizational documents of Alberto-Culver is, or at the Effective Time will be, applicable to the Merger, the Subsequent Merger or the other transactions contemplated hereby or by the Transaction Agreements.

(d) Reports and Financial Statements.

(i) All of the registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed by Alberto-Culver and its Subsidiaries with the SEC since October 1, 2003 (collectively, including all exhibits thereto, the “Alberto-Culver SEC Reports”) at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), complied in all material respects with the requirements of the Securities Act, the Exchange Act, the Sarbanes Act and the NYSE and the rules and regulations promulgated thereunder, as applicable, and none of such Alberto-Culver SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All Alberto-Culver SEC Reports, as of their respective filing dates (and as of the date of any amendment to the respective Alberto-Culver SEC Report), complied as to form in all material respects to the extent in effect at the time of filing, with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes Act and the NYSE and the rules and regulations promulgated thereunder.

(ii) Each of the principal executive officer of Alberto-Culver and the principal financial officer of Alberto-Culver (or each former principal executive officer of Alberto-Culver and each former principal financial officer of Alberto-Culver, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes Act with respect to the Alberto-Culver SEC Reports and the statements contained in such certifications are true, complete and correct. For purposes of this Section 5.2(d), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes Act.

(iii) Alberto-Culver and its Subsidiaries have designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Alberto-Culver (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by Alberto-Culver (with respect to Spinco and its Subsidiaries) in the reports that Alberto-Culver files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Alberto-Culver’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of Alberto-Culver required under the Exchange Act with respect to such reports and (B) has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof to its auditors and the audit committee of its Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of Alberto-Culver’s internal controls over financial reporting (with respect to Spinco and its Subsidiaries) that are reasonably likely to adversely affect in any material respect Alberto-Culver’s ability to record, process, summarize and report financial information (with respect to Spinco and its Subsidiaries) and (y) any fraud, whether or not material, that involves management or other employees of Spinco or its Subsidiaries who have a significant role in Alberto-Culver’s internal controls over financial reporting. Alberto-Culver and Spinco have delivered to Regis any such disclosure made by management to Alberto-Culver’s auditors and the audit committee of Alberto-Culver’s Board of Directors.

(e) Information Supplied.

(i) None of the information supplied or to be supplied by Alberto-Culver for inclusion or incorporation by reference in (A) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (B) the Joint Proxy Statement/Prospectus will, on the date it is first mailed to Regis shareholders or Alberto-Culver stockholders or at the time of the Regis Shareholders Meeting or the Alberto-Culver Stockholders Meeting, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii) Notwithstanding the foregoing provisions of this Section 5.2(e), no representation or warranty is made by Alberto-Culver with respect to statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement/Prospectus based on information supplied by or on behalf of Regis, Merger Sub or Subco for inclusion or incorporation by reference therein.

(f) Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Alberto-Culver or any of its Subsidiaries, except Goldman, Sachs & Co. and William Blair & Company, L.L.C.

(g) Opinions of Alberto-Culver Financial Advisors. Alberto-Culver has received the opinion of each of Goldman, Sachs & Co. and William Blair & Company, L.L.C., dated January 9, 2006, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to the stockholders of Alberto-Culver who will become stockholders of Spinco pursuant to the transactions contemplated by the Separation Agreement.

SECTION 5.3 Representations and Warranties of Spinco. Except as set forth in the Spinco Disclosure Schedule delivered by Spinco to Regis prior to the execution of this Agreement (the “Spinco Disclosure Schedule”) (each section of which, to the extent specified therein, qualifies the correspondingly numbered representation and warranty of Spinco contained herein and any disclosure in such section qualifies any other representation and warranty of Alberto-Culver or Spinco contained herein to which its application or relevance is reasonably apparent on its face), each of Spinco and Alberto-Culver represent and warrant to Regis as of the date hereof and as of the Closing Date (except to the extent that such representations and warranties speak as of another date or dates in which case, as of such other date or dates) as follows:

(a) Organization, Standing and Power; Subsidiaries.

(i) Spinco is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation. Each of the Subsidiaries of Spinco is a corporation or other organization duly organized, validly existing and in good standing (where applicable) under the laws of its jurisdiction of incorporation or organization, and Spinco and each of its Subsidiaries has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and as it will be conducted through the Effective Time, except where the failure to be so organized, existing and in good standing or to have such power and authority, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Spinco, and each of Spinco and its Subsidiaries is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to so qualify or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Spinco. True, correct and complete copies of the Certificate of Incorporation and By-laws of Spinco in effect on the date hereof are attached to Section 5.3(a)(i) of the Spinco Disclosure Schedule.

(ii) Section 5.3(a)(ii) of the Spinco Disclosure Schedule sets forth a list of all the Subsidiaries of Spinco which as of the date of this Agreement would be Significant Subsidiaries of Spinco (as defined in Rule 1-02(w) of Regulation S-X of the SEC) if the Distribution had occurred immediately prior to the date hereof (the “Spinco Significant Subsidiaries”). All the outstanding shares of capital stock of, or other equity interests in, each such Spinco Significant Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Spinco, free and clear of all material Liens and free of any other material restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests, but excluding restrictions under the Securities Act). None of Spinco or any of its Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity (other than Subsidiaries of Spinco) that is or would reasonably be expected to be material to Spinco and its Subsidiaries taken as a whole.

(b) Capital Structure.

(i) On the date hereof, the authorized capital stock of Spinco consists of 1,000 shares of Spinco Common Stock, all of which are, as of the date hereof, and at all times prior to the Distribution Time will be, owned of record and beneficially by Alberto-Culver free and clear of any Liens. As of the date hereof there are no and as of the Effective Time (except as permitted pursuant to this Agreement, including Section 6.2, or pursuant to the Transaction Agreements) there will be no other shares of capital stock or other equity securities of Spinco that are authorized or outstanding. Immediately following the Distribution, (A) there will be outstanding a number of shares of Spinco Common Stock equal to the number of shares of Alberto-Culver Common Stock outstanding as of the Alberto-Culver Record Date and (B) no shares of Spinco Common Stock will be held by Spinco in its treasury. All issued and outstanding shares of Spinco Common Stock are duly authorized, validly issued, fully paid and nonassessable, and the shares of Spinco Common Stock are not entitled to preemptive rights. There are outstanding as of the date hereof, and except as provided for in or permitted by this Agreement or the Transaction Agreements, there will be outstanding at the Effective Time, no options, warrants, Contracts or other rights to acquire capital stock of Spinco.

(ii) No bonds, debentures, notes or other indebtedness of Spinco having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of Spinco may vote (“Spinco Voting Debt”) are issued or outstanding.

(iii) Except as otherwise set forth in this Section 5.3(b) or as provided for in the Transaction Agreements, as of the date of this Agreement, there are no, and except as provided for in or permitted by this Agreement or the Transaction Agreements, as of the Effective Time there will not be any, securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Spinco or any of its Subsidiaries is a party or by which any of them is bound obligating Spinco or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Spinco or any of its Subsidiaries, Spinco Voting Debt, Spinco Common Stock or other voting securities of Spinco or any of its Subsidiaries or obligating Spinco or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. As of the date of this Agreement, there are no, and except as provided for in or permitted by this Agreement or the Transaction Agreements, as of the Effective Time there will not be any, outstanding obligations of Spinco or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Spinco or any of its Subsidiaries.

(iv) There are no stockholder agreements, voting trusts or other Contracts to which Spinco is a party or by which it is bound relating to the voting or transfer of any shares of capital stock of Spinco.

(c) Authority; No Conflicts.

(i) Spinco has all requisite corporate power and authority to enter into this Agreement and the Transaction Agreements with respect to which Spinco is contemplated thereby to be a party and to consummate the transactions contemplated hereby and thereby, subject to further action by Alberto-Culver as the sole stockholder of Spinco to adopt this Agreement and approve the Merger, further action by the Board of Directors of Spinco and Alberto-Culver, as the sole stockholder of Spinco, to approve the amendment to the Certificate of Incorporation of Spinco to increase its authorized capital stock as contemplated by the Separation Agreement, further action of the Board of Directors of Spinco to establish the record date and payment date for the Spinco Dividend and the effectiveness of the declaration of the Spinco Dividend by the Board of Directors of Spinco. The execution and delivery of this Agreement and the Transaction Agreements with respect to which Spinco is contemplated thereby to be a party by Spinco and the consummation by Spinco of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Spinco. No approval of Spinco’s stockholders after the Distribution Date will be required to effect the transactions contemplated by this Agreement. This Agreement has been, and the Transaction Agreements with respect to which Spinco is contemplated thereby to be a party will be, duly executed and delivered by Spinco and, assuming the due authorization and valid execution and delivery of this Agreement or the applicable Transaction Agreements with respect to which Spinco is contemplated thereby to be a party by the other parties hereto and thereto, as applicable (other than Alberto-Culver), constitute or will constitute valid and binding agreements of Spinco, enforceable against Spinco in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar Applicable Laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(ii) The execution and delivery by Spinco of this Agreement does not, the execution and delivery by Spinco of the Transaction Agreements with respect to which Spinco is contemplated thereby to be a party will not, and the consummation by

Spinco of the Distribution, the Merger and the other transactions contemplated hereby and thereby will not result in a Violation (with or without notice or lapse of time, or both) under: (A) any provision of the Certificate of Incorporation or By-laws or similar organizational documents of Spinco or any Spinco Significant Subsidiary or (B) except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Spinco, subject to obtaining or making the Spinco Necessary Consents, (1) any Contract to which Spinco or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound or (2) any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Spinco or any Subsidiary of Spinco or their respective properties or assets.

(iii) The Board of Directors of Spinco, by resolutions duly adopted by unanimous written consent and not subsequently rescinded or modified in any way, has duly (A) determined that this Agreement, the Merger and the Separation Agreement are advisable and in the best interests of Spinco and its stockholder and (B) approved this Agreement, the Merger and the Separation Agreement.

(iv) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required to be obtained or made by or with respect to Spinco or any Subsidiary of Spinco in connection with the execution and delivery by Spinco of this Agreement and the Transaction Agreements with respect to which Spinco is contemplated thereby to be a party or the consummation by Spinco of the Merger and the other transactions contemplated hereby and thereby, except for those required under or in relation to (A) the adoption by the sole stockholder of Spinco of this Agreement, (B) the HSR Act, (C) state securities or “blue sky” laws, (D) the Securities Act, (E) the Exchange Act, (F) the DGCL with respect to the filing of the Certificate of Merger with the Delaware Secretary, (G) the rules and regulations of the NYSE, (H) antitrust or other competition laws of other jurisdictions, (I) further action of the Board of Directors of Alberto-Culver to establish the Alberto-Culver Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Board of Directors of Alberto-Culver (which is subject to the satisfaction of the conditions set forth in the Separation Agreement), further action of the Board of Directors of Spinco and Alberto-Culver, as the sole stockholder of Spinco, to approve an amendment to the Certificate of Incorporation of Spinco to increase its authorized capital stock as contemplated by the Separation Agreement and the filing with and acceptance by the Secretary of State of the State of Delaware of such amendment and (J) such consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Spinco. Consents, approvals, orders, authorizations, registrations, declarations and filings required under or in relation to any of the foregoing clauses (A) through (I) or set forth in Section 5.3(c)(iv) of the Spinco Disclosure Schedule are hereinafter referred to as the “Spinco Necessary Consents”.

(d) Reports and Financial Statements.

(i) As of the date hereof, neither Spinco nor any of its Subsidiaries is required to file any form, report, registration statement, prospectus or other document with the SEC. Included in Section 5.3(d)(i) of the Spinco Disclosure Schedule are the consolidated balance sheets of Spinco and its Subsidiaries as of September 30, 2005 and 2004, and the related consolidated statements of income, cash flows and stockholders’ equity for the fiscal years ended September 30, 2005 and 2004, in each case audited by Spinco’s independent public accountants, whose report thereon is included therewith (such statements, together with the notes thereto, the “Spinco Financial Statements”). Each of the Spinco Financial Statements (including the related notes) fairly presents, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of Spinco and its consolidated Subsidiaries as of the respective dates or for the respective periods set forth therein, all in conformity with GAAP consistently applied during the periods involved except as otherwise noted therein.

(ii) Each of the principal executive officer of Spinco and the principal financial officer of Spinco (or each former principal executive officer of Spinco and each former principal financial officer of Spinco, as applicable) have made quarterly back-up certifications to the principal executive officer of Alberto-Culver and the principal financial officer of Alberto-Culver necessary to allow such officers of Alberto-Culver to make all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes Act with respect to the Alberto-Culver SEC Reports and the statements contained in such certifications of such officers of Spinco are true, complete and correct. For purposes of this Section 5.3(d), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes Act and applying such terms to Spinco as though it were a separate reporting company under the Exchange Act.

(iii) Except as disclosed in the Alberto-Culver SEC Reports filed after October 1, 2003 and publicly available prior to the date hereof (the “Alberto-Culver Filed SEC Reports”) or in the Spinco Financial Statements, since October 1, 2005, Spinco and its Subsidiaries have not incurred any liabilities that are of a nature that would be required to be disclosed on a consolidated balance sheet of Spinco and its Subsidiaries or in the footnotes thereto prepared in conformity with GAAP, other than liabilities incurred in the ordinary course of business or that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Spinco.

(e) Information Supplied. (i) None of the information supplied or to be supplied by Spinco specifically for inclusion or incorporation by reference in (A) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (B) the Joint Proxy Statement/Prospectus will, on the date it is first mailed to Regis shareholders or Alberto-Culver stockholders or at the time of the Regis Shareholders Meeting or the Alberto-Culver Stockholders Meeting,

respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii) Notwithstanding the foregoing provisions of this Section 5.3(e), no representation or warranty is made by Spinco with respect to statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement/Prospectus based on information supplied by or on behalf of Regis, Merger Sub or Subco for inclusion or incorporation by reference therein.

(f) Litigation; Compliance with Laws.

(i) Except as set forth in the Alberto-Culver Filed SEC Reports or in the Spinco Financial Statements, there is no Action pending or, to the Knowledge of Spinco, threatened against Alberto-Culver or any Subsidiary of Alberto-Culver or any property or asset of Alberto-Culver or any Subsidiary of Alberto-Culver which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Spinco, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Alberto-Culver or any of its Subsidiaries which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Spinco.

(ii) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Spinco, Spinco and its Subsidiaries hold all permits, licenses, franchises, variances, exemptions, orders and approvals of all Governmental Entities which are necessary for the operation of the Spinco Business (the “Spinco Permits”), and no suspension or cancellation of any of the Spinco Permits is pending or, to the Knowledge of Spinco, threatened, except for suspensions or cancellations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Spinco. Spinco and its Subsidiaries are in compliance with the terms of the Spinco Permits, except where the failure to so comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Spinco. None of Alberto-Culver or any of its Subsidiaries is in violation of, and Alberto-Culver and its Subsidiaries have not received since October 1, 2003 any written notices of violations with respect to, any Applicable Laws, except for violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Spinco.

(g) Absence of Certain Changes or Events. Except (i) as specifically contemplated or permitted by this Agreement, (ii) as set forth in the Alberto-Culver Filed SEC Reports or in the Spinco Financial Statements or (iii) for changes resulting from the announcement of this Agreement or the transactions contemplated hereby, since October 1, 2005 through the date hereof, (A) Spinco and its Subsidiaries have conducted their business only in the ordinary course, consistent with past practice, and (B) there has not been any event, change, circumstance or development (including any damage, destruction or loss whether or not covered by insurance) which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on Spinco. Since October 1, 2005 through the date of this

Agreement, except as set forth in the Alberto-Culver Filed SEC Reports or in the Spinco Financial Statements, none of Alberto-Culver or any of its Subsidiaries has taken any action that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 6.2 (other than a breach of Section 6.2(c) or (f) (solely with respect to transactions between Spinco and a wholly owned Subsidiary of Spinco or two wholly owned Subsidiaries of Spinco)). Since October 1, 2003 and prior to the date of this Agreement, to the Knowledge of Alberto-Culver, Spinco and its Subsidiaries have not engaged in any Diversion. Since October 1, 2003 through the date hereof, no supplier of any material quantity of professional beauty products to Spinco and its Subsidiaries has cancelled, terminated or materially and adversely modified its supply relationship with Spinco and its Subsidiaries.

(h) Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Spinco, (i) the operations of Spinco and its Subsidiaries have been and are in compliance with all applicable Environmental Laws and with all Spinco Permits required by applicable Environmental Laws, (ii) there are no pending or, to the Knowledge of Spinco, threatened, Actions under or pursuant to Environmental Laws against Spinco, its Subsidiaries, or, to the Knowledge of Spinco, any other Person whose Environmental Liabilities Spinco or any of its Subsidiaries has or may have retained or assumed by contract or operation of law, or involving any real property currently or, to the Knowledge of Spinco, formerly owned, operated or leased by Spinco or its Subsidiaries, and (iii) Spinco, its Subsidiaries and, to the Knowledge of Spinco, Persons whose Environmental Liabilities Spinco or any of its Subsidiaries has or may have retained or assumed by contract or operation of law are not subject to any Environmental Liabilities and, to the Knowledge of Spinco, there are no facts, circumstances or conditions (including the presence, release or threatened release of Hazardous Materials at any location whether or not owned or operated by Spinco or its Subsidiaries) which would reasonably be expected to result in Environmental Liabilities for Spinco, its Subsidiaries, or, to the Knowledge of Spinco, any other Person whose Environmental Liabilities Spinco or any of its Subsidiaries has or may have retained or assumed by contract or operation of law. The representations and warranties in this Section 5.3(h) constitute the sole representations and warranties of Alberto-Culver or Spinco concerning environmental matters in this Agreement.

(i) Intellectual Property. Except as set forth in the Alberto-Culver Filed SEC Reports and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco: (i) Spinco and each of its Subsidiaries own, or are licensed to use, all Intellectual Property used in the conduct of the Spinco Business as currently conducted; (ii) to the Knowledge of Spinco, all Intellectual Property owned by and/or licensed to Spinco and its Subsidiaries is valid and enforceable and the use of any Intellectual Property by Spinco and its Subsidiaries does not infringe upon, misappropriate or otherwise violate the Intellectual Property rights of any Person; (iii) the use by Spinco and its Subsidiaries of Intellectual Property which is licensed to Spinco or any Subsidiary is in substantial accordance with the terms of the applicable license agreement pursuant to which Spinco or its Subsidiaries acquired the right to use such Intellectual Property; (iv) to the Knowledge of Spinco, no Person is infringing, misappropriating or otherwise violating any right of Spinco or any of its Subsidiaries with respect to any Intellectual Property owned by and/or exclusively licensed to Spinco or its Subsidiaries; (v) there is no claim or proceeding pending or, to the Knowledge of Spinco, threatened against Spinco or any Subsidiary challenging their respective use of

Intellectual Property; and (vi) no Intellectual Property owned by and/or licensed to Spinco or its Subsidiaries is being used by or enforced by Spinco or any Subsidiary in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of such Intellectual Property.

(j) Title to Properties; Assets/Services.

(i) Each of Spinco and its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, except where the failure to have such good and valid title, or valid leasehold interest, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco.

(ii) Except (A) for the services listed on Section 7.22 of the Spinco Disclosure Schedule and (B) as otherwise contemplated by this Agreement and the Transaction Agreements, including as permitted pursuant to Section 6.2, the properties, assets and rights owned, leased or licensed by Spinco and its Subsidiaries constitute all of the properties, assets and rights necessary to operate the Spinco Business as currently conducted.

(iii) Since October 1, 2003 through the date hereof, (A) no material assets that relate primarily to the Spinco Business have been transferred from any member of the Spinco Group to any member of the Alberto-Culver Group and (B) no material liabilities, other than those liabilities that relate primarily to the Spinco Business, have been transferred from any member of the Alberto-Culver Group to any member of the Spinco Group.

(iv) As of the date hereof, (A) the members of the Alberto-Culver Group do not provide any material services to any member of the Spinco Group and (B) there are no material assets and properties used by both a member of the Alberto-Culver Group and a member of the Spinco Group.

(k) Taxes.

(i) All Tax Returns required to be filed with respect to each of Alberto-Culver and its Subsidiaries have been timely filed, or requests for extensions to file such Tax Returns have been timely filed, granted and have not expired, and all such Tax Returns are complete and correct, except to the extent that such failures to file, to have extensions granted that remain in effect or to be complete or correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Alberto-Culver. All material Taxes due with respect to Alberto-Culver and its Subsidiaries have been paid or accrued. Since the date of the most recent Alberto-Culver Filed SEC Reports, no Tax liability with respect to Alberto-Culver and its Subsidiaries has been incurred outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(ii) No deficiencies for any Taxes have been proposed, asserted or assessed in writing in respect of or against Alberto-Culver or any of its Subsidiaries that are not adequately reserved for on the books of Alberto-Culver, except for deficiencies that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Alberto-Culver. The applicable statutes of limitations have expired for all Tax periods through 2001 for the federal income Tax Returns of Alberto-Culver and each of its Subsidiaries consolidated in such Tax Returns. Since October 1, 2000, no written claim has been made to Alberto-Culver or any of its Subsidiaries by a Governmental Entity in a jurisdiction where Spinco or any of its Subsidiaries does not file a Tax Return that any of Spinco or its Subsidiaries is or may be subject to a material Tax liability in that jurisdiction.

(iii) None of Alberto-Culver or its Subsidiaries has taken any action, and Alberto-Culver has no Knowledge of any fact, agreement, plan or other circumstance, that is reasonably likely to prevent the Merger and the Subsequent Merger, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code. To the Knowledge of Alberto-Culver and Spinco, the representations set forth in the Alberto-Culver Tax Certificate, if made on the date hereof (assuming the Distribution and the Merger and the Subsequent Merger, taken together, were consummated on the date hereof and based on reasonable estimates in the case of certain information not available on the date hereof), would be true and correct in all material respects.

(iv) None of Alberto-Culver or any of its Subsidiaries is a party to any Tax sharing or Tax indemnity agreements entered into after October 1, 2000 (other than the Tax Allocation Agreement and any agreements between or among Spinco and its Subsidiaries) that could reasonably be expected to result in a material Tax liability to Spinco or any of its Subsidiaries.

(v) Other than with respect to the Distribution, within the past five years, none of Spinco or any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(vi) None of Spinco or any of its Subsidiaries is obligated to make any payments, or is a party to any Contract or Spinco Plan that could obligate it to make any payments, that would not be deductible by reason of Section 162(m) or Section 280G of the Code.

(vii) None of Spinco or any of its Subsidiaries has agreed to make, or is required to make, any material adjustment affecting any open taxable year or period under Section 481(a) of the Code or any similar provision of state, local or foreign law by reason of a change in accounting methods or otherwise.

(viii) Since October 1, 2000, none of Spinco or any of its Subsidiaries has been required to reallocate, or is subject to an IRS or other Governmental Entity challenge that would require the reallocation of, gross income, deductions, credits or allowances, or of any item or element affecting taxable income, by reason of Section 482 of the Code.

(ix) Neither Alberto-Culver nor any of its Subsidiaries has any material liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign Applicable Laws), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any person other than Alberto-Culver or any of its Subsidiaries.

(x) Neither Spinco nor any of its Subsidiaries has engaged in a “reportable transaction,” as set forth in Treasury Regulation Section 1.6011-4(b) (not including Treasury Regulation Section 1.6011-4(b)(6)), or any transaction that is the same as or substantially similar to one of the types of transactions the IRS has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a “listed transaction,” as set forth in Treasury Regulation Section 1.6011-4(b)(2).

(l) Certain Contracts. Except as filed as exhibits to the Alberto-Culver Filed SEC Documents, as of the date hereof, neither Spinco nor any of its Subsidiaries is a party to or bound by any Contract that (i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC and applying such term to Spinco as though it were a separate reporting company under the Exchange Act for purposes of this Section 5.3(l)) (other than such Contracts that are compensatory Contracts with or with respect to officers or directors of Spinco or any Spinco Employee), (ii) materially limits or otherwise materially restricts Spinco or any of its Subsidiaries or that would, after the Effective Time, to the Knowledge of Spinco, materially limit or otherwise materially restrict Regis or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries) or any successor thereto, from engaging or competing in any material line of business in any geographic area or that contains exclusivity or non-solicitation provisions with respect to customers or suppliers, (iii) limits the ability of Spinco or any of its Subsidiaries to incur indebtedness or pay dividends, (iv) requires aggregate payments by Spinco or any of its Subsidiaries in excess of $10,000,000 and is not terminable within one year without penalty, (v) guarantees the material obligations of any Person (other than any Subsidiary of Spinco), (vi) relates to the settlement of any litigation or dispute and materially restricts the operations of Spinco and its Subsidiaries, taken as a whole, (vii) is a loan agreement, credit agreement, note, bond, mortgage, indenture or other agreement or instrument pursuant to which any indebtedness of Spinco or any of its Subsidiaries in an aggregate principal amount in excess of $10,000,000 is outstanding or may be incurred, (viii) is a distribution or supply agreement with respect to beauty products pursuant to which payments in excess of $10,000,000 have been made in the previous fiscal year or (ix) pursuant to the Separation Agreement is contemplated to survive the Distribution Time and has as a counter-party any member of the Alberto-Culver Group (excluding purchase orders made in the ordinary course of business consistent with past practice). Each Contract of the type described in this Section 5.3(l) is referred to herein as a “Spinco Material Contracts.” Neither Spinco nor any of its Subsidiaries has Knowledge of, or has received notice of, any violation of or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Spinco Material Contract or any other Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco. As of the date of this Agreement, neither Alberto-Culver nor any of its Subsidiaries is a party to any standstill or similar agreement with any Person which relates to any transaction that could constitute an Alberto-Culver Takeover Proposal.

(m) Employee Benefits.

(i) Section 5.3(m)(i) of the Spinco Disclosure Schedule contains a true and complete list of each material Spinco Plan. With respect to each material Spinco Plan, Spinco has made available to Regis a true, correct and complete copy of: (A) all plan documents, trust agreements, and insurance contracts and other funding vehicles; (B) the two most recent Annual Reports (Form 5500 Series) and accompanying schedules and exhibits, if any; (C) the current summary plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA); (D) the two most recent annual financial reports, if any; (E) the two most recent actuarial reports, if any; and (F) the most recent determination letter from the IRS, if any.

(ii) With respect to each Spinco Plan, Spinco and its ERISA Affiliates and other Subsidiaries have complied with, and are now in compliance with, to the extent applicable, all material provisions of ERISA, the Code and all other Applicable Laws and regulations. Each Spinco Plan has been operated and administered, in all material respects, in accordance with its terms. Except as set forth in Section 5.3(m)(ii) of the Spinco Disclosure Schedule, no Spinco Plan is (or was, during the past six years) subject to Title IV or Section 302 of ERISA. No liability under Title IV or Section 302 of ERISA has been incurred by Spinco or any of its ERISA Affiliates and other Subsidiaries that has not been satisfied in full, and no condition exists that presents a material risk to Spinco or any of its ERISA Affiliates and other Subsidiaries of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation. All premiums due the Pension Benefit Guaranty Corporation have been fully paid on a timely basis. No Spinco Plan provides for post-employment welfare benefits, except as required under Applicable Laws and specified in Section 5.3(m)(ii) of the Spinco Disclosure Schedule. All Spinco Plans subject to the Applicable Laws of any jurisdiction outside of the United States (1) have been maintained in accordance with all applicable requirements, (2) if they are intended to qualify for special Tax treatment meet all requirements for such treatment, and (3) if they are intended to be funded and/or book-reserved are fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

(iii) As of the date hereof, each Spinco Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code, and the trust maintained pursuant thereto, has been determined to be so qualified and exempt from federal income Taxation under Section 501 of the Code by the Internal Revenue Service, and to the Knowledge of Spinco and Alberto-Culver, nothing has occurred with respect to the operation of any such Spinco Plan that would reasonably be expected to cause the loss of such qualification of exemption from Tax.

(iv) As of the date hereof, none of Spinco or any of its Subsidiaries has any liability under or obligation to any Multiemployer Plan and no Spinco Plan is a Multiemployer Plan. The Spinco Plans provide benefits only to current and former Spinco Employees.

(v) Except as contemplated by the Employee Matters Agreement or this Agreement, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (A) entitle any Spinco Employee to severance pay, unemployment compensation or any other payment or (B) accelerate the time of payment or vesting of benefits, or materially increase the amount of compensation, due any such Spinco Employee.

(vi) Alberto-Culver, Spinco and each of the persons listed in Section 5.3(m)(vi) of the Spinco Disclosure Schedule have entered into a termination agreement substantially in the forms set forth in Section 5.3(m)(vi) of the Spinco Disclosure Schedule (each, a “Termination Agreement”). All such agreements have been duly authorized, executed and delivered and are in full force and effect, unamended.

(n) Labor Relations. As of the date of this Agreement: (i) none of Alberto-Culver (with respect to Spinco Employees), Spinco or any of its Subsidiaries is a party to any collective bargaining agreement, work rules or practices, or any other labor-related agreements or arrangements with any labor union, labor organization or works council; there are no labor agreements, collective bargaining agreements, work rules or practices, or any other labor-related agreements or arrangements that pertain to any of the Spinco Employees; and no Spinco Employees are represented by any labor organization with respect to their employment with Alberto-Culver or any of its Subsidiaries; (ii) no labor organization or group of Spinco Employees has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Spinco, threatened to be brought or filed, with the National Labor Relations Board or any other domestic or foreign labor relations tribunal or authority, and to the Knowledge of Spinco, there are no labor union organizing activities with respect to any Spinco Employees and (iii) since October 1, 2003, there have been no actual, or to the Knowledge of Spinco, threatened strikes, work stoppages, slowdowns, lockouts, arbitrations, grievances or other labor disputes against or involving Spinco or any of its Subsidiaries.

(o) Insurance. Spinco maintains insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of Spinco (taking into account the cost and availability of such insurance).

(p) Liens. No Liens exist on any assets of Spinco or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco.

(q) Franchisees.

(i) Spinco has provided to Regis a true, correct and complete list of all states in the United States and countries or jurisdictions in which Persons (“Spinco Franchisees”) to whom Spinco or any of its Subsidiaries have sold a “franchise” or

“business opportunity” under the “Disclosure Requirements and Prohibitions Concerning Franchising and Business Opportunity Ventures” rules of the FTC or any other Applicable Laws that govern the offer and sale of “franchises” or “business opportunities” are located.

(ii) Spinco has delivered to Regis true, correct and complete copies of Spinco’s and its Subsidiaries’ Uniform Franchise Offering Circulars and any other international disclosure documents (“Spinco UFOCs”), which are currently being used in connection with the offers to sell and the sales of its franchises. The Spinco UFOCs currently used by Spinco and its Subsidiaries and any other offering circulars previously used by Regis and its Subsidiaries do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except for such untrue statements or omissions that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco. Spinco and its Subsidiaries are in compliance with all Applicable Laws (including, in the United States, the Uniform Franchise Offering Circular Guidelines adopted by the North American Securities Administrators Association) relating to the offer and sale of Spinco Franchises and the relationship between Spinco and its Subsidiaries and their respective franchisees, except where the failure to so comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Spinco.

(iii) The franchise agreements and other agreements of Spinco and its Subsidiaries granting rights to a Spinco Franchisee do not obligate Spinco or any of its Subsidiaries to buy back or otherwise acquire any amount of stock, assets or contractual rights of the Spinco Franchisee, where such amounts would, individually or in the aggregate, be material to Spinco and its Subsidiaries, taken as a whole. Spinco and its Subsidiaries do not (1) guaranty any obligations of any Spinco Franchisee that, individually or in the aggregate with such other guaranties, are material to Spinco and its Subsidiaries, taken as a whole, or (2) have any Contracts to lend or advance money to a Spinco Franchisee that, individually or in the aggregate with such other Contracts, are material to Spinco and its Subsidiaries, taken as a whole. Spinco has delivered to Regis a true, correct and complete copy of the current form or forms of franchise agreement used by Spinco and its Subsidiaries.

(r) No Other Activities of Spinco Business. Since October 1, 2000, Alberto-Culver and its Subsidiaries have not disposed of any Former Business that was prior to the time of such disposition operated or owned by any member of the Spinco Group which Former Business at any time it was owned by Alberto-Culver or its Subsidiaries engaged in a business or operations substantially different from the type engaged in by the businesses that constitute Alberto-Culver’s Sally Beauty Supply and Beauty Systems Group divisions for segment reporting purposes.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 6.1 Covenants of Regis. During the period from the date of this Agreement and continuing until the Effective Time, Regis agrees as to itself and its Subsidiaries that (except as required or otherwise expressly contemplated or permitted by this Agreement or Section 6.1 (including its subsections) of the Regis Disclosure Schedule or to the extent that Alberto-Culver shall otherwise consent in writing, which consent (other than with respect to Section 6.1(c)) shall not be unreasonably withheld, delayed or conditioned):

(a) Ordinary Course.

(i) Regis and its Subsidiaries shall carry on their respective businesses in the ordinary course, in substantially the same manner as heretofore conducted, and, except in respect of any matters of the type described in clause (ii)(B) of the definition of Material Adverse Effect, shall use their reasonable best efforts to preserve intact their present business organizations, maintain their material rights, licenses and permits, keep available the services of their current officers and other key employees and preserve their relationships with customers, franchises and others having business dealings with them to the end that their ongoing businesses and goodwill shall not be materially impaired at the Effective Time.

(ii) Other than in connection with acquisitions permitted by Section 6.1(e) or investments permitted by Section 6.1(g), Regis shall not, and shall not permit any of its Subsidiaries to, (A) enter into any new material line of business or (B) incur or commit to any capital expenditures or any obligations or liabilities in connection with any capital expenditures other than capital expenditures and obligations or liabilities in connection therewith incurred or committed to in the ordinary course of business consistent with past practice.

(b) Dividends; Changes in Share Capital. Regis shall not, and shall not permit any of its Subsidiaries to, nor shall Regis or any of its Subsidiaries propose to, (i) declare, set aside or pay any dividends on or make other distributions (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except (A) for the declaration and payment of cash dividends or distributions by any direct or indirect wholly owned Subsidiary of Regis or (B) for the declaration and payment of regular quarterly cash dividends in an amount of $0.04 per each issued and outstanding share of Regis Common Stock with usual record and payment dates for such dividends in accordance with Regis’s past dividend practice, (ii) split, combine or reclassify any of its capital stock, except for any such transaction by a direct or indirect wholly owned Subsidiary of Regis which remains a direct or indirect wholly owned Subsidiary after consummation of such transaction or (iii) amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable or exchangeable for, or any rights, warrants, calls or options to acquire, any shares of its capital stock other than for such actions described in this clause (iii) that are only in respect of shares of any direct or indirect wholly owned Subsidiary of Regis.

(c) Issuance of Securities. Regis shall not, and shall not permit any of its Subsidiaries to, issue, deliver, sell, pledge, dispose of or otherwise encumber, or authorize or propose the issuance, delivery, sale, pledge, disposition or encumbrance of, any shares of its capital stock of any class, any Regis Voting Debt or any securities convertible into or exercisable or exchangeable for, or any rights, warrants, calls or options to acquire, any such shares or Regis Voting Debt, or enter into any commitment, arrangement, undertaking or agreement with respect to any of the foregoing, other than (i) (A) the issuance and delivery of Regis Common Stock upon the exercise of Regis Stock Options outstanding on the date hereof in accordance with their current terms or (B) the delivery of Regis Common Stock upon vesting of Regis Restricted Stock outstanding on the date hereof in accordance with their current terms, (ii) the granting of Regis Stock Options, Regis Restricted Stock or other stock based awards of or awards to acquire not more than 500,000 shares of Regis Common Stock granted under Regis Stock Plans in effect on the date hereof; provided, however, that Regis shall take all actions necessary so that none of such Regis Stock Options shall vest and/or become exercisable and none of such other stock based awards shall entitle any Person to acquire Regis Common Stock at any time prior to the day immediately after the Effective Time; provided, further, that any such grant of Regis Restricted Stock shall be subject to the additional provisions set forth in Section 6.01(c) of the Regis Disclosure Schedule or (iii) issuances, deliveries and sales by a wholly owned Subsidiary of Regis of capital stock of such Subsidiary to such Subsidiary’s parent or another wholly owned Subsidiary of Regis.

(d) Governing Documents. Except to the extent required to comply with its obligations hereunder, Regis shall not amend or propose to amend its Articles of Incorporation, By-laws or other governing documents, Merger Sub shall not amend or propose to amend its Certificate of Incorporation, By-laws or other governing documents and Subco shall not amend or propose to amend its Certificate of Formation, limited liability company agreement or other governing documents.

(e) No Acquisitions. Regis shall not, and shall not permit any of its Subsidiaries to, in a single transaction or series of related transactions, acquire or agree to acquire by merger or consolidation, or by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability entity, joint venture, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets for consideration in excess of $30,000,000 individually or $100,000,000 in the aggregate, including in each case, the assumption of indebtedness (excluding the acquisition of assets used in the operations of the business of Regis and its Subsidiaries in the ordinary course consistent with past practice, which assets do not constitute a business unit, division or all or substantially all of the assets of the transferor); provided, however, that the foregoing shall not prohibit the creation or merger of new or existing direct or indirect wholly owned Subsidiaries of Regis organized to conduct or continue activities in the ordinary course of business or otherwise permitted by this Agreement; provided, further, that in any event, Regis shall not, and shall not permit any of its Subsidiaries to, make any acquisition, agreement or purchase if it would prevent or materially delay obtaining any consents, approvals or expirations of waiting periods from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement.

(f) No Dispositions. Other than as may be required by or in conformance with Applicable Laws in order to permit or facilitate the consummation of the transactions contemplated hereby, Regis shall not, and shall not permit any of its Subsidiaries to, in a single transaction or a series of related transactions, sell (including sale-leaseback), lease, license, or otherwise encumber or subject to any Lien or otherwise dispose of to any Person that is not a direct or indirect wholly-owned Subsidiary of Regis, or agree to sell (or engage in a sale-leaseback), lease, license or otherwise encumber or subject to any Lien or otherwise dispose of to any Person that is not a direct or indirect wholly-owned Subsidiary of Regis, any material assets of Regis or any of Regis’s Subsidiaries (including capital stock of Subsidiaries of Regis but excluding inventory and obsolete equipment sold, leased, licensed or otherwise encumbered or subjected to any Lien or otherwise disposed of, in each case, in the ordinary course of business consistent with past practice).

(g) Investments; Indebtedness. Regis shall not, and shall not permit any of its Subsidiaries to, (i) make any loans, advances or capital contributions to, or investments in, any other Person, other than (A) loans, advances, capital contributions to, or investments in Regis or any Subsidiary of Regis, (B) pursuant to any Contract or other legal obligation of Regis or any of its Subsidiaries as in effect at the date of this Agreement (all of which Contracts or other legal obligations are set forth in Section 6.1(g) of the Regis Disclosure Schedule), (C) employee loans or advances for travel, business, relocation or other reimbursable expenses made in the ordinary course of business consistent with past practice, (D) loans, advances, capital contributions or investments in the ordinary course of business which are not individually in excess of $10,000,000 or in the aggregate in excess of $25,000,000 or (E) loans or advances to customers in connection with the sales of goods to such customers in the ordinary course of business consistent with past practice or (ii) create, incur, assume or suffer to exist any indebtedness, issuances of debt securities, guarantees, loans or advances not in existence as of the date of this Agreement except (1) in the ordinary course of business consistent with past practice which are not individually in excess of $10,000,000 or in the aggregate in excess of $25,000,000 or (2) indebtedness with respect to loans from Regis or any wholly owned Subsidiary of Regis.

(h) Compensation. Except (i) as set forth in Section 6.1(c), (ii) as required by Applicable Laws or by the terms of any collective bargaining agreement or other agreement currently in effect between Regis or any Subsidiary of Regis and any executive officer or employee thereof (all of which collective bargaining agreements or other agreements are set forth in Section 6.1(h) of the Regis Disclosure Schedule) or (iii) in the ordinary course of business consistent with past practice, Regis shall not: (A) materially increase the amount of compensation or employee benefits of any current or former director, officer, consultant or employee of Regis or any Subsidiary or business unit of Regis, (B) pay or agree to pay to any current or former director, officer, consultant or employee of Regis or any Subsidiary or business unit of Regis, any material pension, retirement, savings or profit-sharing allowance or other material employee benefit that is not required by any existing plan or agreement, (C) enter into any new, or amend any existing Contract with any current or former director, officer, consultant or employee of Regis or any Subsidiary or business unit of Regis, regarding his or her employment, compensation or benefits, (D) materially increase or commit to materially increase any employee benefits, adopt, terminate or amend or make any commitment to adopt, terminate or amend any Regis Plan or make any contribution, other than regularly scheduled contributions, to any Regis Plan or (E) terminate the employment of any employee or otherwise agree to provide severance benefits with respect to any such employee. Regis shall not accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation, except as required by Applicable Laws or in the ordinary course of business or in accordance with the existing terms of such awards and any option, restricted stock, stock appreciation right or other equity or equity based award committed to be granted or granted after the date hereof shall not accelerate as a result of the approval or consummation of any transaction contemplated by this Agreement.

(i) Accounting Methods. Except as disclosed in the Regis Filed SEC Reports or in the Regis Financial Statements, as required by a Governmental Entity or as required by changes in GAAP as concurred by Regis’s independent public accountants, Regis shall not change its methods of accounting in effect at June 30, 2005 (including procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable).

(j) Certain Agreements and Arrangements. Regis shall not, and shall not permit any of its Subsidiaries to, enter into any Contracts that limit or otherwise restrict Regis or any of its Subsidiaries or any of their respective Affiliates or any successor thereto, or that would, after the Effective Time, limit or restrict Spinco or any of its Subsidiaries or any of their respective Affiliates or any successor thereto, from engaging or competing in any line of business in any geographic area other than the entry into franchise agreements in the ordinary course of business consistent with past practice. Regis shall not, and shall not permit any of its Subsidiaries to, except in the ordinary course of business consistent with past practice, modify, amend or terminate any Regis Material Contract to which it is a party or waive, release or assign any material rights or claims it may have under any such Regis Material Contract. Regis and its Subsidiaries shall not Knowingly engage in any Diversion.

(k) Settlement of Litigation. Regis shall not, and shall not permit any of its Subsidiaries to, settle any litigation, investigation, arbitration, proceeding or other claim if Regis or any of its Subsidiaries would be required to pay in excess of $2,500,000 individually or $10,000,000 in the aggregate or if such settlement would obligate Regis or any of its Subsidiaries to take any material action or restrict Regis or any of its Subsidiaries in any material respect from taking any action at or after the Effective Time.

(l) Related Party Agreements. Other than in the ordinary course of business consistent with past practice, Regis shall not, and Regis shall cause its Subsidiaries not to, enter into, waive any material rights under or amend in any material respect any Contract between Regis and its Subsidiaries, on the one hand, and Affiliates of Regis (other than Regis and its Subsidiaries), on the other hand.

(m) Tax Matters. Except as required by Applicable Laws, Regis shall not (i) make, amend or change any material Tax election, (ii) make a request for a material tax ruling or enter into a material closing agreement, (iii) settle or compromise any material Tax liability or material Tax claims, (iv) file any material amendments to any previously filed material Tax Returns or (v) surrender any right to claim any material amount of refund of any Taxes.

(n) No Related Actions. Regis will not, and will not permit any of its Subsidiaries to, agree or commit to do any of the foregoing actions.

(o) No Merger Sub or Subco Business Activities. Merger Sub and Subco will not conduct any activities other than in connection with the organization of Merger Sub and Subco, the negotiation and execution of this Agreement and the Transaction Agreements and the consummation of the transactions contemplated hereby and thereby.

SECTION 6.2 Covenants of Alberto-Culver and Spinco. During the period from the date of this Agreement and continuing until the Effective Time, Alberto-Culver and Spinco each agrees that (except for the Distribution, as required or otherwise expressly contemplated or permitted by this Agreement, the Transaction Agreements or Section 6.2 (including its subsections) of the Alberto-Culver Disclosure Schedule or the Spinco Disclosure Schedule or to the extent that Regis shall otherwise consent in writing, which consent (other than with respect to Section 6.2(c)) shall not be unreasonably withheld, delayed or conditioned):

(a) Ordinary Course.

(i) The members of the Alberto-Culver Group (solely with respect to the Spinco Business) and Spinco and its Subsidiaries shall carry on their respective businesses in the ordinary course, in substantially the same manner as heretofore conducted, and, except in respect of any matters of the type described in clause (ii)(B) of the definition of Material Adverse Effect, shall use their reasonable best efforts to preserve intact their present business organizations, maintain their material rights, licenses and permits, keep available the services of their current officers and other key employees and preserve their relationships with customers, franchises and others having business dealings with them to the end that their ongoing businesses and goodwill shall not be materially impaired at the Effective Time.

(ii) Other than in connection with acquisitions permitted by Section 6.2(e) or investments permitted by Section 6.2(g), Spinco shall not, and shall not permit any of its Subsidiaries to, (A) enter into any new material line of business or (B) incur or commit to any capital expenditures or any obligations or liabilities in connection with any capital expenditures other than capital expenditures and obligations or liabilities in connection therewith incurred or committed to in the ordinary course of business consistent with past practice.

(b) Dividends; Changes in Share Capital. Alberto-Culver and Spinco shall not, Spinco shall not permit any of its Subsidiaries to, nor shall Spinco or any of its Subsidiaries propose to, declare, set aside or pay any dividends on or make other distributions (whether in cash, stock or property or any combination thereof) in respect of any capital stock of Spinco or any of its Subsidiaries, except (i) for the Distribution, (ii) for the declaration and payment of cash dividends or distributions by any direct or indirect wholly owned Subsidiary of Spinco or (iii) for the declaration and payment of cash dividends payable on the issued and outstanding shares of Spinco Common Stock. Each of Alberto-Culver and Spinco shall not, (A) split, combine or reclassify any of its capital stock, except for any such transaction by a direct or indirect wholly owned Subsidiary of Alberto-Culver (other than Spinco) or of Spinco which remains a direct or indirect wholly owned Subsidiary after consummation of such transaction or (B) amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable or exchangeable for, or any rights, warrants, calls or options to acquire, any shares of its capital stock except for (1) acceleration of any vesting of Alberto-Culver Stock Options or other equity awards under the Alberto-Culver Stock Plans, (2) redemptions, repurchases and acquisitions by Alberto-Culver of Alberto-Culver Common Stock under the Alberto-Culver Stock Plans and (3) such actions described in this clause (B) that are only in respect of shares of any direct or indirect wholly owned Subsidiary of Alberto-Culver.

(c) Issuance of Securities. Alberto-Culver and Spinco shall not, and Spinco shall not permit any of its Subsidiaries to, issue, deliver, sell, pledge, dispose of or otherwise encumber, or authorize or propose the issuance, delivery, sale, pledge, disposition or encumbrance of, (x) any shares of its capital stock of any class or, with respect to Spinco any capital stock of any class of its Subsidiaries, (y) any Spinco Voting Debt or Alberto-Culver Voting Debt or (z) any securities convertible into or exercisable or exchangeable for, or any rights, warrants, calls or options to acquire, any such shares or Spinco Voting Debt or Alberto-Culver Voting Debt, or enter into any commitment, arrangement, undertaking or agreement with respect to any of the foregoing, other than (i) (A) the issuance, delivery and redemption of Alberto-Culver Common Stock pursuant to equity awards outstanding on the date hereof in accordance with their current terms under the Alberto-Culver Option Plans and the Alberto-Culver Management Bonus Plan or upon acceleration of the vesting of such equity awards in accordance with this Agreement and the Employee Matters Agreement, including in each case elections made or to be made with respect to such awards, or (B) the delivery and redemption of Alberto-Culver Common Stock upon vesting of Alberto-Culver Restricted Stock outstanding on the date hereof in accordance with their current terms or upon acceleration of the vesting of such Alberto-Culver Restricted Stock in accordance with this Agreement and the Employee Matters Agreement, (ii) the granting of Alberto-Culver Stock Options that will not become Substitute Options and will not be exercisable for shares of Alberto-Culver Common Stock that will be entitled to receive shares of Spinco Common Stock in the Distribution, (iii) the automatic granting of Alberto-Culver Stock Options to directors of Alberto-Culver at the time of the annual meeting of stockholders of Alberto-Culver and/or upon the appointment of any person to the Board of Directors of Alberto-Culver under the Alberto-Culver 2003 Stock Option Plan for Non-Employee Directors pursuant to its terms on the date hereof or (iv) issuances, redemptions, deliveries and sales by a wholly owned Subsidiary of Alberto-Culver or Spinco of capital stock of such Subsidiary to such Subsidiary’s parent or another wholly owned Subsidiary of Alberto-Culver or Spinco.

(d) Governing Documents. Except to the extent required to comply with its obligations hereunder or under the Transaction Agreements, Spinco shall not amend or propose to amend its Certificate of Incorporation, By-laws or other governing documents. Except to the extent required to comply with its obligations hereunder, Alberto-Culver will not amend or propose to amend the Certificate of Incorporation or By-laws of Alberto-Culver in any manner that would prevent or delay the consummation of the transactions contemplated hereby.

(e) No Acquisitions. Each of Alberto-Culver (solely with respect to the Spinco Business) and Spinco shall not, and shall not permit any of Spinco’s Subsidiaries to, in a single transaction or series of related transactions, acquire or agree to acquire by merger or consolidation, or by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability entity, joint venture, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets for consideration in excess of $30,000,000 individually or $100,000,000 in the aggregate, including, in each case, the assumption of indebtedness (excluding the acquisition of assets used in the operations of the business of Spinco and its Subsidiaries in the ordinary course consistent with past practice, which assets do not constitute a business unit, division or all or substantially all of the assets of the transferor); provided, however, that the foregoing shall not prohibit the creation or merger of new or existing direct or indirect wholly owned Subsidiaries of Spinco or Alberto-Culver organized to conduct or continue activities in the ordinary course of business or otherwise permitted by this Agreement; provided, further, that in any event, each of Alberto-Culver and Spinco shall not, and shall not permit any of its Subsidiaries to, make any acquisition, agreement or purchase if it would prevent or materially delay obtaining any consents, approvals or expirations of waiting periods from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement or the Transaction Agreements.

(f) No Dispositions. Other than as may be required by or in conformance with Applicable Laws in order to permit or facilitate the consummation of the transactions contemplated hereby or by the Transaction Agreements, Alberto-Culver and Spinco shall not, and shall not permit any of their Subsidiaries to, in a single transaction or a series of related transactions, sell (including sale-leaseback), lease, license or otherwise encumber or subject to any Lien or otherwise dispose of to any Person that is not a direct or indirect wholly-owned Subsidiary of Spinco, or agree to sell (or engage in a sale-leaseback), lease, license or otherwise encumber or subject to any Lien or otherwise dispose of to any Person that is not a direct or indirect wholly-owned Subsidiary of Spinco, any material assets of Spinco or any of Spinco’s Subsidiaries (including capital stock of Spinco and its Subsidiaries, but excluding inventory and obsolete equipment sold, leased, licensed or otherwise encumbered or subjected to any Lien or otherwise disposed of, in each case, in the ordinary course of business consistent with past practice).

(g) Investments; Indebtedness. Spinco shall not, and shall not permit any of its Subsidiaries to, (i) make any loans, advances or capital contributions to, or investments in, any other Person, other than (A) loans or advances to Alberto-Culver and its Subsidiaries, (B) loans, advances, capital contributions to, or investments, in Spinco or any of its Subsidiaries, (C) pursuant to any Contract or other legal obligation of Spinco or any of its Subsidiaries as in effect at the date of this Agreement (all of which Contracts or other legal obligations are set forth in Section 6.2(g) of the Spinco Disclosure Schedule), (D) employee loans or advances for travel, business, relocation or other reimbursable expenses made in the ordinary course of business consistent with past practice, (E) loans, advances, capital contributions or investments in the ordinary course of business consistent with past practice which are not individually in excess of $10,000,000 or in the aggregate in excess of $25,000,000, (F) the declaration and payment by Spinco to Alberto-Culver of the Spinco Dividend pursuant to the Separation Agreement or (G) loans or advances to customers in connection with the sales of goods to such customers in the ordinary course of business consistent with past practice or (ii) create, incur, assume or suffer to exist any indebtedness, issuances of debt securities, guarantees, loans or advances not in existence as of the date of this Agreement except (1) in the ordinary course of business consistent with past practice which are not individually in excess of $10,000,000 or in the aggregate in excess of $25,000,000, (2) for indebtedness with respect to loans from any member of the Alberto-Culver Group or any member of the Spinco Group and (3) indebtedness incurred in connection with the financing to pay the Spinco Dividend.

(h) Compensation. Except (i) as set forth in Section 6.2(c), (ii) as required by Applicable Laws or by the terms of any collective bargaining agreement or other agreement currently in effect between Alberto-Culver or any Subsidiary of Alberto-Culver and any Spinco Employee (all of which collective bargaining agreements or other agreements are set forth in Section 6.2(h) of the Alberto-Culver Disclosure Schedule), (iii) as otherwise provided in this Agreement or the Employee Matters Agreement or (iv) in the ordinary course of business consistent with past practice, Spinco shall not: (A) materially increase the amount of compensation or employee benefits of any current or former Spinco Employee or consultant of Spinco or any of its Subsidiaries, (B) pay or agree to pay to any current or former Spinco Employee or consultant of Spinco or any of its Subsidiaries, any material pension, retirement, savings or profit-sharing allowance or other material employee benefit that is not required by any existing plan or agreement, (C) enter into any new, or amend any existing Contract with any current or former Spinco Employee or consultant of Spinco or any of its Subsidiaries, regarding his or her employment, compensation or benefits, (D) materially increase or commit to materially increase any employee benefits for any such person, adopt, terminate or amend or make any commitment to adopt, terminate or amend any Spinco Plan or make any contribution, other than regularly scheduled contributions (including any company match under a qualified plan), to any Spinco Plan or (E) terminate the employment of any employee or otherwise agree to provide severance benefits with respect to any such employee.

(i) Accounting Methods. Except as disclosed in the Alberto-Culver Filed SEC Reports or the Spinco Financial Statements, as required by a Governmental Entity or as required by changes in GAAP as concurred by Spinco’s independent public accountants, Spinco shall not change its methods of accounting in effect at October 1, 2005 (including procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable).

(j) Certain Agreements and Arrangements. Alberto-Culver and Spinco shall not, and Spinco shall not permit any of its Subsidiaries to, enter into any Contracts that limit or otherwise restrict Spinco or any of its Subsidiaries or any of their respective Affiliates or any successor thereto, or that would, after the Effective Time, limit or restrict Spinco or any of its Subsidiaries or any of their respective Affiliates or any successor thereto, from engaging or competing in any line of business in any geographic area other than the entry into franchise agreements in the ordinary course of business consistent with past practice. Each of Alberto-Culver (to the extent it is a party to a Spinco Material Contract) and Spinco shall not, and Spinco shall not permit any of its Subsidiaries, and Alberto-Culver shall not permit any of the Alberto-Culver Subsidiaries (to the extent it is a party to a Spinco Material Contract) to, except in the ordinary course of business consistent with past practice, modify, amend or terminate any Spinco Material Contract to which it is a party or waive, release or assign any material rights or claims it may have under any such Spinco Material Contract. Alberto-Culver and its Subsidiaries will not Knowingly engage in any Diversion.

(k) Settlement of Litigation. Alberto-Culver and Spinco shall not, and Spinco shall not permit any of its Subsidiaries to, settle any litigation, investigation, arbitration,

proceeding or other claim if Spinco or any of its Subsidiaries would be required to pay in excess of $2,500,000 individually or $10,000,000 in the aggregate or if such settlement would obligate Spinco or the Surviving Corporation or any of its Subsidiaries to take any material action or restrict Spinco or the Surviving Corporation or any of its Subsidiaries in any material respect from taking any action at or after the Effective Time.

(l) Related Party Agreements. Alberto-Culver and Spinco shall not, and Alberto-Culver and Spinco shall cause their respective Subsidiaries not to, enter into, waive any material rights under or amend in any material respect any Contract between Spinco and its Subsidiaries, on the one hand, and Alberto-Culver and its Subsidiaries (other than Spinco and its Subsidiaries), on the other hand, that, pursuant to the Separation Agreement, will survive the Distribution Time. Alberto-Culver and Spinco shall not and shall cause their respective Subsidiaries to not (i) transfer any material assets that relate primarily to the Spinco Business from any member of the Spinco Group to any member of the Alberto-Culver Group or (ii) transfer any material liabilities (other than those liabilities that relate primarily to the Spinco Business) from any member of the Alberto-Culver Group to any member of the Spinco Group.

(m) Tax Matters. Except as required by Applicable Laws, neither Alberto-Culver (with respect to the Spinco Business) nor Spinco shall (i) make, amend or change any material Tax election, (ii) make a request for a material tax ruling (other than the Private Letter Ruling) or enter into a material closing agreement, (iii) settle or compromise any material Tax liability or material Tax claims, (iv) file any material amendments to any previously filed material Tax Returns, or (v) surrender any right to claim any material amount of refund of any Taxes.

(n) No Related Actions. Alberto-Culver (as to Spinco and its Subsidiaries and/or the Spinco Business) will not, and Spinco will not, and will not permit any of its Subsidiaries to, agree or commit to do any of the foregoing actions.

SECTION 6.3 SEC Reports. Each of Alberto-Culver and Regis shall timely file all reports required to be filed by each of them with the SEC between the date of this Agreement and the Effective Time.

SECTION 6.4 Control of Other Party’s Business. Nothing contained in this Agreement shall give Alberto-Culver or Spinco, directly or indirectly, the right to control or direct Regis’s operations prior to the Effective Time. Nothing contained in this Agreement shall give Regis, directly or indirectly, the right to control or direct the operations of the Spinco Business prior to the Effective Time. Prior to the Effective Time, each of Alberto-Culver, Spinco and Regis shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

SECTION 6.5 Interim Financial Information. Each of Alberto-Culver and Spinco on the one hand, and Regis, on the other hand shall, prior to the Effective Time, provide each other within a reasonable period after such party closes its books for the applicable monthly accounting period for the Spinco Business (with respect to Alberto-Culver and Spinco) and for Regis’s business (with respect to Regis), a balance sheet as of the end of such period and statements of income for such period for Spinco and its Subsidiaries, on the one hand, and Regis and its Subsidiaries, on the other hand. Such financial information shall be in the same format and prepared on the same basis as the comparable portions of the Spinco Financial Statements (with respect to Alberto-Culver and Spinco) and Regis Financial Statements (with respect to Regis), except that such information may exclude footnotes and is subject to normal year-end adjustments.

SECTION 6.6 Rights Agreement. Except to the extent the Board of Directors of Regis determines in good faith (after consultation with outside legal counsel) that the failure to do so would result in a breach of its fiduciary duties to the holders of Regis Common Stock under Applicable Law, Regis shall not amend, modify or waive any provision of the Regis Rights Agreement or take any action to redeem the Regis Rights or render the Regis Rights inapplicable to any transaction other than the Merger and the transactions contemplated hereby or by the Transaction Agreements; provided, however, that the Board of Directors of Regis may (a) amend the Regis Rights Agreement solely for the purpose of extending the Distribution Date thereunder to that time immediately prior to the consummation of an unsolicited tender offer or exchange offer by a third party and (b) take any action with respect to the Regis Rights Agreement that is required by order of a court of competent jurisdiction.

ARTICLE VII

ADDITIONAL AGREEMENTS

SECTION 7.1 Preparation of Joint Proxy Statement/Prospectus; Shareholders and Stockholders Meetings.

(a) As promptly as practicable following the date hereof, Regis and Alberto-Culver shall prepare a mutually acceptable joint proxy statement/prospectus to be mailed to Regis’s shareholders in connection with the Regis Shareholders Meeting and to Alberto-Culver’s stockholders in connection with the Alberto-Culver Stockholders Meeting (such joint proxy statement/prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”) and Regis shall prepare (in consultation with Alberto-Culver) and file with the SEC a registration statement on Form S-4 with respect to the Regis Share Issuance (the “Form S-4”). The Joint Proxy Statement/Prospectus will be included in and will constitute a part of the Form S-4. The Form S-4 and the Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder. Each of Regis and Alberto-Culver shall use their reasonable best efforts to have the Joint Proxy Statement/Prospectus cleared by the SEC as promptly as practicable after filing with the SEC. Regis shall use its reasonable best efforts to have the Form S-4 declared effective by the SEC as promptly as practicable after filing with the SEC and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the transactions contemplated thereby, and Alberto-Culver shall use its reasonable best efforts to assist Regis in this regard. Regis and Alberto-Culver shall each use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to Regis’s shareholders and Alberto-Culver’s stockholders, respectively, as promptly as practicable after the Joint Proxy Statement/Prospectus is cleared by the SEC and the Form S-4 is declared effective under the Securities Act. Each of Regis and Alberto-Culver shall, as promptly as practicable after receipt thereof, provide to the other copies of, consult with the other and prepare written responses with respect to, any written comments received from the SEC with respect to the Joint Proxy

Statement/Prospectus and the Form S-4 and advise the other of any oral comments with respect to the Joint Proxy Statement/Prospectus and the Form S-4 received from the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement to the Joint Proxy Statement/Prospectus or the Form S-4 shall be made, and no correspondence filed with the SEC with respect thereto, without the approval of the other party, which approval shall not be unreasonably withheld or delayed. Regis shall take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the Regis Share Issuance and Regis and Alberto-Culver shall furnish all information concerning Regis and Alberto-Culver and the holders of Regis Common Stock and Alberto-Culver Common Stock as may be reasonably requested in connection with any such action. Regis will advise Alberto-Culver and Spinco, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order with respect to the Form S-4, the suspension of the qualification of the Regis Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4. If at any time prior to the Effective Time any information relating to Regis, Alberto-Culver or Spinco, or any of their respective Affiliates, officers or directors, should be discovered by Regis, Alberto-Culver or Spinco which should be set forth in an amendment or supplement to the Form S-4 or the Joint Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and, to the extent required by Applicable Laws, an appropriate amendment or supplement describing such information shall be promptly filed by Regis and Alberto-Culver with the SEC and disseminated to the shareholders of Regis and the stockholders of Alberto-Culver. Each of Regis and Alberto-Culver shall use its reasonable best efforts to hold the Regis Shareholders Meeting and the Alberto-Culver Stockholders Meeting on the same day.

(b) Regis shall duly take all lawful action to call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable after the date of this Agreement (including any adjournment or postponements thereof, the “Regis Shareholders Meeting”) for the purpose of obtaining (i) the approval of the Regis Share Issuance by the Required Regis Share Issuance Vote (the “Regis Share Issuance Approval”) and (ii) the approval of the Regis Charter Amendment by the Required Regis Charter Vote (the “Regis Charter Approval”) and shall take all lawful action to solicit the Regis Share Issuance Approval and the Regis Charter Approval by the Required Regis Share Issuance Vote and the Required Regis Charter Vote, respectively, and the Board of Directors of Regis (subject to the right of Regis to terminate this Agreement pursuant to Section 9.1(i) and the right of the Board of Directors of Regis to make a Change in the Regis Recommendation pursuant to Section 7.5(a)(iv)) shall declare that this Agreement, the Merger, the Regis Share Issuance and the Regis Charter Amendment are advisable and in the best interests of Regis and its shareholders and recommend to the shareholders of Regis approval of the Regis Share Issuance and the Regis Charter Amendment by the shareholders of Regis (the “Regis Recommendation”). Subject to Section 9.1(i), notwithstanding anything herein to the contrary, if a Change in the Regis Recommendation is made and within 5 Business Days after Alberto-Culver receives notice from Regis of such Change in the Regis Recommendation, Alberto-Culver delivers a written notice (a “Force the Regis Vote Notice”) to Regis that Alberto-Culver desires that the Regis Share Issuance and the Regis Charter Amendment be submitted to the shareholders of Regis, then the Regis Share Issuance and the Regis Charter Amendment shall be submitted to the shareholders of Regis at the Regis Shareholders Meeting for the purpose of obtaining the Regis Share Issuance Approval and the Regis Charter Approval and nothing contained herein shall be deemed to relieve Regis of such obligation.

(c) Alberto-Culver shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable after the date of this Agreement (including any adjournment or postponements thereof, the “Alberto-Culver Stockholders Meeting”) for the purpose of obtaining the affirmative vote of the holders of a majority of the outstanding shares of Alberto-Culver Common Stock (the “Alberto-Culver Vote”) with respect to the transactions contemplated by this Agreement (the “Alberto-Culver Transaction Approval”) and shall take all lawful action to solicit the approval of the transactions contemplated by this Agreement by the Alberto-Culver Vote, and the Board of Directors of Alberto-Culver (subject to the right of Alberto-Culver to terminate this Agreement pursuant to Section 9.1(j) and the right of the Board of Directors of Alberto-Culver to make a Change in the Alberto-Culver Recommendation pursuant to Section 7.5(b)(iv)) shall declare that this Agreement and the transactions contemplated by this Agreement are advisable and in the best interests of Alberto-Culver and its stockholders and recommend to the stockholders of Alberto-Culver approval of the transactions contemplated by this Agreement by the stockholders of Alberto-Culver (the “Alberto-Culver Recommendation”). Subject to Section 9.1(j), notwithstanding anything herein to the contrary, if a Change in the Alberto-Culver Recommendation is made and within 5 Business Days after Regis receives notice from Alberto-Culver of such Change in the Alberto-Culver Recommendation, Regis delivers a written notice (a “Force the Alberto-Culver Vote Notice”) to Alberto-Culver that Regis desires that the transactions contemplated by this Agreement be submitted to the stockholders of Alberto-Culver, then the transactions contemplated by this Agreement shall be submitted to the stockholders of Alberto-Culver at the Alberto-Culver Stockholders Meeting for the purpose of obtaining the Alberto-Culver Transaction Approval and nothing contained herein shall be deemed to relieve Alberto-Culver of such obligation.

SECTION 7.2 Regis Organizational Documents; Governance Matters. (a) Regis shall take all actions necessary to cause, at the Effective Time, the Articles of Incorporation of Regis to be amended to reflect the Regis Charter Amendment.

(b) Regis shall take all actions necessary to cause (i) the Board of Directors of Regis, effective immediately following the Effective Time and thereafter until changed in accordance with the Articles of Incorporation of Regis, the By-laws of Regis and Applicable Laws, to consist of (A) (1) Howard B. Bernick, Sam J. Susser and John A. Miller, or if any of such three individuals is unable or unwilling to serve as a director of Regis, such other individual or individuals selected by Alberto-Culver and reasonably acceptable to Regis and (2) one individual to be named prior to the Effective Time by the Shareholders, or if such individual is unable or unwilling to serve as a director of Regis, such other individual named by the Shareholders, provided that the individual named by the Shareholders shall not be a person the Shareholders would not be entitled to designate as a Shareholder Designee under Section 1(b) of the Shareholders Agreement, with each of at least three of the individuals described in this clause (A) being Independent Directors (or deemed an Independent Director pursuant to the

Shareholders Agreement) (the individuals described in clauses (1) and (2) collectively, the “Alberto-Culver Designees”), (B) Paul D. Finkelstein, Rolf F. Bjelland, Van Zandt Hawn and Susan S. Hoyt or if any of such individuals is unable or unwilling to serve as a director of Regis, such other individual or individuals selected by Regis and reasonably acceptable to Alberto-Culver, with three of such individuals being Independent Directors (the “Regis Designees”) and (C) two individuals mutually selected by Regis and Alberto-Culver prior to the Effective Time, each of whom shall (1) be an Independent Director, (2) prior to the Effective Time, have been approved by at least 70% of each of the entire Alberto-Culver Board of Directors and the entire Regis Board of Directors and (3) prior to the Effective Time, have agreed to serve on the Regis Board of Directors; provided, however, that if any of the individuals described in this clause (C) is unable to begin serving as a director of Regis immediately following the Effective Time, the Board of Directors of Regis shall not include such individual until he is able to serve as a director; provided further, that if such individual is unable to serve as a director of Regis immediately following the Effective Time, he shall have agreed to begin to serve within a reasonable period of time thereafter, (ii) effective immediately following the Effective Time until duly changed in accordance with the Articles of Incorporation of Regis, the By-laws of Regis and Applicable Laws the Non-Executive Chairman of the Board of Directors of Regis to be Howard B. Bernick, or if such individual is unable or unwilling to serve as the Non-Executive Chairman of Regis, such other individual mutually agreed upon by Alberto-Culver and Regis and (iii) effective immediately following the Effective Time until duly changed in accordance with the Articles of Incorporation of Regis, the By-laws of Regis and Applicable Laws, the Chairman of the Nominating and Corporate Governance Committee of Regis to be Sam J. Susser, or if such individual is unable or unwilling to serve as the Chairman of the Nominating and Corporate Governance Committee of Regis, such other individual selected by Alberto-Culver (which individual shall be selected from the Alberto-Culver Designees). The term “Independent Director” means an individual who, as a director of the Board of Directors of Regis following the Effective Time, would be independent of Regis under the applicable rules of the NYSE.

(c) The President and Chief Executive Officer of Regis immediately prior to the Effective Time shall be the President and Chief Executive Officer of Regis immediately after the Effective Time until duly changed in accordance with the Articles of Incorporation of Regis, the By-laws of Regis and Applicable Laws.

(d) The name of Regis immediately following the Effective Time shall remain Regis Corporation.

(e) The executive and corporate headquarters of Regis immediately following Effective Time shall be the current executive and corporate headquarters of Regis.

SECTION 7.3 Access to Information. Upon reasonable notice, each of Alberto-Culver, Spinco and Regis shall (and shall cause its Subsidiaries to), during the period prior to the earlier of the Effective Time or the Termination Date, afford to each other and to its respective officers, employees, accountants, counsel, financial advisors and other authorized representatives, reasonable access during normal business hours, to all its books, records, Contracts, properties, plants and personnel (in the case of Alberto-Culver and its Subsidiaries, only with respect to the business of Spinco and its Subsidiaries) and, during such period, such party shall (and shall cause its Subsidiaries to) furnish promptly to the other party (a) notice of each material report, schedule, registration statement and other document filed, published, announced or received by Regis or Spinco (as applicable) during such period pursuant to the requirements of Federal or state securities laws, as applicable (other than documents which such party is not permitted to disclose under Applicable Laws) and (b) all information concerning it and its business, properties and personnel as such other party may reasonably request; provided, however, that either party may restrict the foregoing access to the extent that (i) any Applicable Laws or Contract requires such party or its Subsidiaries to restrict or prohibit access to any such properties or information, (ii) disclosure of such information would violate confidentiality obligations to a third party, (iii) disclosure of such information would be reasonably likely to result in significant competitive harm to the disclosing Person if the transactions contemplated by this Agreement were not consummated, it being understood that the parties will provide extracts, or summaries, or aggregations or other information to the greatest extent practicable in a manner that does not result in any such violation or improper disclosure or (iv) in the case of Alberto-Culver and its Subsidiaries, the information is not related to the Spinco Business. The parties will hold any such information obtained pursuant to this Section 7.3 in confidence in accordance with, and will otherwise be subject to, the provisions of the Confidentiality Agreement dated September 9, 2005 between Alberto-Culver and Regis (as it may be amended or supplemented, the “Confidentiality Agreement”). The Confidentiality Agreement shall survive any termination of this Agreement. Any investigation by either Regis, Merger Sub or Subco, on the one hand, or Alberto-Culver or Spinco, on the other hand, shall not affect the representations and warranties contained herein or the conditions to the respective obligations of the parties to consummate the Merger, the Subsequent Merger or the Spinco-Subco Merger.

SECTION 7.4 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing or causing to be done, all things necessary, proper or advisable under this Agreement and Applicable Laws to consummate the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable after the date hereof, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings and Tax ruling requests and to obtain as promptly as practicable all Regis Necessary Consents, Alberto-Culver Necessary Consents and Spinco Necessary Consents and all other consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement (collectively, the “Required Approvals”) and (ii) taking all reasonable steps as may be necessary to obtain all Required Approvals. In furtherance and not in limitation of the foregoing, each party hereto agrees to make (A) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as reasonably practicable after the date hereof, (B) appropriate filings, if any are required, with the European Commission and/or other foreign regulatory authorities in accordance with applicable competition, merger control, antitrust, investment or similar Applicable Laws (“Foreign Competition Laws”) and (C) all other necessary filings with other Governmental Entities relating to the Merger, and, in each case, to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to such Applicable Laws or by such authorities and to use its reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act and the receipt of the Required Approvals under such other Applicable Laws or from such authorities as soon as reasonably practicable.

(b) Each of Regis, Merger Sub and Subco, on the one hand, and Alberto-Culver and Spinco, on the other hand, shall, in connection with the efforts referenced in Section 7.4(a) to obtain all Required Approvals, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the FTC or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the DOJ, the FTC or any such other Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent appropriate or permitted by the DOJ, the FTC or such other applicable Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings and conferences.

(c) In furtherance and not in limitation of the covenants of the parties contained in Section 7.4(a) and Section 7.4(b), if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) to prohibit or make illegal the Merger or any of the transactions contemplated hereby, or if any statute, rule, regulation, executive order, decree, injunction or administrative order is enacted, entered, promulgated or enforced by a Governmental Entity which would make the Merger or the other transactions contemplated hereby illegal or would otherwise prohibit or materially impair or delay the consummation of the Merger or the other transactions contemplated hereby, each of Alberto-Culver, Spinco, Merger Sub, Subco and Regis shall cooperate in all respects with each other and use its respective reasonable best efforts, to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or the other transactions contemplated by this Agreement and to have such statute, rule, regulation, executive order, decree, injunction or administrative order repealed, rescinded or made inapplicable so as to permit consummation of the transactions contemplated by this Agreement.

(d) Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 7.4 shall (i) limit a party’s right to terminate this Agreement pursuant to Section 9.1(b) or Section 9.1(c) so long as such party has complied with its obligations under this Section 7.4 or (ii) limit Regis’s or Alberto-Culver’s right to make a Change in the Regis Recommendation or a Change in the Alberto-Culver Recommendation, as the case may be, in accordance with Section 7.5.

(e) Nothing in this Section 7.4 shall require any of Regis, Alberto-Culver or Spinco or any of their respective Subsidiaries to take any action or enter into any settlement or other agreement or binding arrangement that limits such Person’s freedom of action with respect to or that requires such Person to sell, hold separate or otherwise dispose of any businesses, product lines or assets of Alberto-Culver, Regis or any of their Subsidiaries including the capital stock of any such Subsidiary. This Section 7.4 shall not be deemed to address the obligations of the parties with respect to the Private Letter Ruling, which are addressed in Section 7.15.

SECTION 7.5 Acquisition Proposals.

(a) (i) From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article IX, Regis shall not, nor shall it permit any of its Subsidiaries to, nor shall it or its Subsidiaries authorize or permit any of their respective officers, directors, employees, representatives or agents to, directly or indirectly, (A) solicit, initiate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any offer or proposal which constitutes or that would reasonably be expected to lead to, any Regis Acquisition Proposal, (B) enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement, or other agreement related to any Regis Acquisition Proposal (each, a “Regis Acquisition Agreement”) or (C) participate in any discussions or negotiations regarding, or take any other action knowingly to facilitate any inquiries or the making of any offer or proposal that constitutes, or that would reasonably be expected to lead to, any Regis Acquisition Proposal; provided, however, that if, at any time prior to the Regis Shareholders Meeting, and without any breach of the terms of this Section 7.5(a), Regis receives an unsolicited bona fide written Regis Acquisition Proposal from any Person that in the good faith judgment of Regis’s Board of Directors constitutes, or is reasonably likely to lead to, a Superior Regis Proposal, Regis may (x) furnish information (including non-public information) with respect to Regis to any such Person pursuant to a confidentiality agreement containing terms no less restrictive on such Person than those in the Confidentiality Agreement are to Alberto-Culver and (y) participate in negotiations with such Person regarding such Regis Acquisition Proposal.

(ii) For purposes of this Agreement, “Regis Acquisition Proposal” means any inquiry, proposal or offer from any Person with respect to (A) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Regis or any of its Subsidiaries that, if consummated, would result in any Person (or the stockholders of such Person in the aggregate) beneficially owning securities representing 25% or more of the total voting power of Regis then outstanding, (B) any direct or indirect purchase or sale, lease, exchange, transfer or other disposition of 25% or more of the consolidated assets (including stock of Regis’s Subsidiaries) of Regis and its Subsidiaries, taken as a whole, or (C) any direct or indirect purchase or sale of, or tender or exchange offer for, or similar transaction with respect to, the equity securities of Regis that, if consummated, would result in any Person (or the stockholders of such Person in the aggregate) beneficially owning securities representing 25% or more of the total voting power of Regis (or of the surviving parent entity in such transaction) then outstanding, including in the case of each of clauses (A) through (C), any single or multi-step transaction or series of related transactions (other than an inquiry, proposal or offer made by Alberto-Culver or a Subsidiary thereof).

(iii) For purposes of this Agreement, “Superior Regis Proposal” means an unsolicited, bona fide written proposal or offer described in clause (A), (B) or (C) of the definition of Regis Acquisition Proposal (for purposes of this definition of “Superior Regis Proposal”, references to 25% in the definition of “Regis Acquisition Proposal” shall be deemed to be references to 50%) made by a Person other than a party hereto that is on terms which the Board of Directors of Regis in good faith concludes (after consultation with its outside legal counsel and financial advisors), taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, (x) would, if consummated, result in a transaction that is more favorable to Regis’s shareholders (in their capacities as shareholders) than the transactions contemplated by this Agreement and (y) is reasonably likely to be completed.

(iv) Neither the Board of Directors of Regis nor any committee thereof shall (A) withdraw, modify or qualify (or propose to withdraw, modify or qualify) the Regis Recommendation (a “Change in the Regis Recommendation”), (B) approve, recommend, agree to or accept, or propose to approve, recommend, agree to or accept, any Regis Acquisition Proposal, or (C) authorize or permit Regis or any of its Subsidiaries to enter into any Regis Acquisition Agreement; provided, however, that at any time prior to the votes on the Regis Share Issuance and the Regis Charter Amendment at the Regis Shareholders Meeting having occurred, the Board of Directors of Regis may make a Change in the Regis Recommendation if and only if Regis has complied with this Section 7.5(a) and in the good faith judgment of the Board of Directors of Regis, after consultation with the outside legal counsel of Regis, the making of such Change in the Regis Recommendation is reasonably necessary to comply with the fiduciary duties of the Board of Directors of Regis to its shareholders under Applicable Laws; provided, further, that the Board of Directors of Regis may take any of the actions described in clauses (A) through (C) in connection with a termination of this Agreement pursuant to Section 9.1(i) if Regis has otherwise complied with this Section 7.5(a). Regis shall verbally notify the Chief Executive Officer and the Chairman of the Board of Directors of Alberto-Culver that a Change in the Regis Recommendation has occurred no later than four hours after a Change in the Regis Recommendation has occurred (which shall be followed by written notice to Alberto-Culver which written notice shall be delivered the same day that a Change in the Regis Recommendation occurs). For the avoidance of doubt, the failure to provide such verbal and/or written notice shall in no way affect Alberto-Culver’s right to terminate this Agreement pursuant to Section 9.1(e).

(v) Nothing contained in this Section 7.5(a) shall prohibit Regis from complying with Rules 14d-9 or 14e-2 promulgated under the Exchange Act with respect to a Regis Acquisition Proposal or from making any disclosure to the shareholders of Regis with respect to a Regis Acquisition Proposal that is not a Change in the Regis Recommendation, if, in the good faith judgment of the Board of Directors of Regis, after consultation with outside legal counsel, such disclosure is reasonably necessary to comply with the fiduciary duties of the Board of Directors of Regis to its shareholders under Applicable Laws; provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of this Agreement.

(vi) Regis agrees that it and its Subsidiaries shall, and Regis shall direct its and its Subsidiaries’ respective officers, directors, employees, representatives and agents to, immediately cease and cause to be terminated any activities, discussions or negotiations being conducted on the date hereof with any Persons with respect to any Regis Acquisition Proposal. Regis agrees that it will notify Alberto-Culver promptly (but no more than 48 hours later) if, to the Knowledge of Regis, any Regis Acquisition Proposal is received by or any discussions or negotiations relating to a Regis Acquisition Proposal are sought to be initiated or continued with, Regis, its Subsidiaries, or their officers, directors, employees, representatives or agents. The notice shall indicate the name of the Person making such Regis Acquisition Proposal or taking such action and the material terms and conditions of any proposals or offers, and thereafter Regis shall keep Alberto-Culver informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations.

(vii) Except to the extent the Board of Directors of Regis determines in good faith (after consultation with outside legal counsel) that the taking of an action otherwise required or not taking an action otherwise prohibited by this Section 7.5(a)(vii) would result in a breach of its fiduciary duties to the holders of Regis Common Stock under Applicable Law (provided, however, that failure to take or not to take any of the actions described in clause (A) or (B) based on this exception shall not in any way limit or modify the effect that any such action or inaction has under any other provision of this Agreement), during the period from the date of this Agreement through the Effective Time, Regis shall (A) enforce and shall not terminate, amend, modify or waive any standstill or employee non-solicitation provision of any confidentiality, standstill, employee non-solicitation or similar agreement between Regis and any other Persons which relates to any transaction that could constitute a Regis Acquisition Proposal or that has as a counterparty any Person other than Alberto-Culver and (B) enforce, to the fullest extent permitted under Applicable Law, the provisions of any such agreements, including using its reasonable best efforts to obtain injunctions to prevent any threatened or actual breach of such agreements and to enforce specifically the terms and any provision thereof in any court of the United States or any state thereof having jurisdiction.

(b) (i) From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article IX, Alberto-Culver shall not, nor shall it permit any of its Subsidiaries to, nor shall it or its Subsidiaries authorize or permit any of their respective officers, directors, employees, representatives or agents to, directly or indirectly, (A) solicit, initiate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any offer or proposal which constitutes or that would reasonably be expected to lead to, any Alberto-Culver Acquisition Proposal, (B) enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement, or other agreement related to any Alberto-Culver Acquisition Proposal (each, an “Alberto-Culver Acquisition Agreement”) or (C) participate in any discussions or negotiations regarding, or take any other action knowingly to facilitate any inquiries or the making of any offer or proposal that constitutes, or that would reasonably be expected to lead to, any Alberto-Culver Acquisition Proposal; provided, however, that if, at any time prior to the Alberto-Culver Stockholders Meeting, and without any breach of the terms of this Section 7.5(b), Alberto-Culver receives an unsolicited bona fide written Alberto-Culver Acquisition Proposal from any Person that in the good faith judgment of Alberto-Culver’s Board of Directors constitutes, or is reasonably likely to lead to, a Superior Alberto-Culver Proposal, Alberto-Culver may (x) furnish information (including non-public information) with respect to Alberto-Culver to any such Person pursuant to a confidentiality agreement containing terms no less restrictive on such Person than those in the Confidentiality Agreement are to Regis and (y) participate in negotiations with such Person regarding such Alberto-Culver Acquisition Proposal.

(ii) For purposes of this Agreement, “Alberto-Culver Acquisition Proposal” means any inquiry, proposal or offer from any Person with respect to (A) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Alberto-Culver or any of its Subsidiaries that, if consummated, would result in any Person (or the stockholders of such Person in the aggregate) beneficially owning securities representing 25% or more of the total voting power of Alberto-Culver then outstanding, (B) any direct or indirect purchase or sale, lease, exchange, transfer or other disposition of 25% or more of the consolidated assets (including stock of Alberto-Culver’s Subsidiaries) of Alberto-Culver and its Subsidiaries, taken as a whole, or (C) any direct or indirect purchase or sale of, or tender or exchange offer for, or similar transaction with respect to, the equity securities of Alberto-Culver that, if consummated, would result in any Person (or the stockholders of such Person in the aggregate) beneficially owning securities representing 25% or more of the total voting power of Alberto-Culver (or of the surviving parent entity in such transaction) then outstanding, including in the case of each of clauses (A) through (C), any single or multi-step transaction or series of related transactions (other than an inquiry, proposal or offer made by Regis or a Subsidiary thereof).

(iii) For purposes of this Agreement, “Superior Alberto-Culver Proposal” means an unsolicited, bona fide written proposal or offer described in clause (A), (B) or (C) of the definition of Alberto-Culver Acquisition Proposal (for purposes of this definition of “Superior Alberto-Culver Proposal”, references to 25% in the definition of “Alberto-Culver Acquisition Proposal” shall be deemed to be references to 50%) made by a Person other than a party hereto that is on terms which the Board of Directors of Alberto-Culver in good faith concludes (after consultation with its outside legal counsel and financial advisors), taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, (x) would, if consummated, result in a transaction that is more favorable to Alberto-Culver’s stockholders (in their capacities as stockholders) than the transactions contemplated by this Agreement and (y) is reasonably likely to be completed.

(iv) Neither the Board of Directors of Alberto-Culver nor any committee thereof shall (A) withdraw, modify or qualify (or propose to withdraw, modify or qualify) the Alberto-Culver Recommendation (a “Change in the Alberto-Culver Recommendation”), (B) approve, recommend, agree to or accept, or propose to approve, recommend, agree to or accept, any Alberto-Culver Acquisition Proposal or (C) authorize or permit Alberto-Culver or any of its Subsidiaries to enter into any Alberto-Culver Acquisition Agreement; provided, however, that at any time prior to the vote by the stockholders of Alberto-Culver on the transactions contemplated by this Agreement at the Alberto-Culver Stockholders Meeting having occurred, the Board of Directors of Alberto-Culver may make a Change in the Alberto-Culver Recommendation if and only if Alberto-Culver has complied with this Section 7.5(b) and in the good faith judgment of the Board of Directors of Alberto-Culver, after consultation with the outside legal counsel of Alberto-Culver, the making of such Change in the Alberto-Culver Recommendation is reasonably necessary to comply with the fiduciary duties of the Board of Directors of Alberto-Culver to its stockholders under Applicable Laws; provided, further, that the Board of Directors of Alberto-Culver may take any of the actions described in clauses (A) through (C) in connection with a termination of this Agreement pursuant to Section 9.1(j) if Alberto-Culver has otherwise complied with this Section 7.5(b). Alberto-Culver shall verbally notify the Chief Executive Officer and the Chairman of the Board of Directors of Regis that a Change in the Alberto-Culver Recommendation has occurred no later than four hours after a Change in the Alberto-Culver Recommendation has occurred (which shall be followed by written notice to Regis which written notice shall be delivered the same day that a Change in the Alberto-Culver Recommendation occurs). For the avoidance of doubt, the failure to provide such verbal and/or written notice shall in no way affect Regis’s right to terminate this Agreement pursuant to Section 9.1(f).

(v) Nothing contained in this Section 7.5(b) shall prohibit Alberto-Culver from complying with Rules 14d-9 or 14e-2 promulgated under the Exchange Act with respect to an Alberto-Culver Acquisition Proposal or from making any disclosure to the stockholders of Alberto-Culver with respect to an Alberto-Culver Acquisition Proposal that is not a Change in the Alberto-Culver Recommendation, if, in the good faith judgment of the Board of Directors of Alberto-Culver, after consultation with outside legal counsel, such disclosure is reasonably necessary to comply with the fiduciary duties of the Board of Directors of Alberto-Culver to its stockholders under Applicable Laws; provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of this Agreement.

(vi) Alberto-Culver agrees that it and its Subsidiaries shall, and Alberto-Culver shall direct its and its Subsidiaries’ respective officers, directors, employees, representatives and agents to, immediately cease and cause to be terminated any activities, discussions or negotiations being conducted on the date hereof with any Persons with respect to any Alberto-Culver Acquisition Proposal. Alberto-Culver agrees that it will notify Regis promptly (but no more than 48 hours later) if, to the Knowledge of Alberto-Culver, any Alberto-Culver Acquisition Proposal is received by or any discussions or negotiations relating to an Alberto-Culver Acquisition Proposal are sought to be initiated or continued with, Alberto-Culver, its Subsidiaries, or their officers, directors, employees, representatives or agents. The notice shall indicate the name of the Person making such Alberto-Culver Acquisition Proposal or taking such action and the material terms and conditions of any proposals or offers, and thereafter Alberto-Culver shall keep Regis informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations.

(vii) Except to the extent the Board of Directors of Alberto-Culver determines in good faith (after consultation with outside legal counsel) that the taking of an action otherwise required or not taking an action otherwise prohibited by this Section 7.5(b)(vii) would result in a breach of its fiduciary duties to the holders of Alberto-Culver Common Stock under Applicable Law (provided, however, that failure to take or not to take any of the actions described in clause (A) or (B) based on this exception shall not in any way limit or modify the effect that any such action or inaction has under any other provision of this Agreement), during the period from the date of this Agreement through the Effective Time, Alberto-Culver shall (A) enforce and shall not terminate, amend, modify or waive any standstill or employee non-solicitation provision of any confidentiality, standstill, employee non-solicitation or similar agreement between Alberto-Culver and any other Persons which relates to any transaction that could constitute an Alberto-Culver Acquisition Proposal or that has as a counterparty any Person other than Regis and (B) enforce, to the fullest extent permitted under Applicable Law, the provisions of any such agreements, including using its reasonable best efforts to obtain injunctions to prevent any threatened or actual breach of such agreements and to enforce specifically the terms and any provision thereof in any court of the United States or any state thereof having jurisdiction.

SECTION 7.6 Fees and Expenses. Without in any way limiting Sections 9.2(b) through 9.2(i), whether or not the Merger is consummated, (i) all Expenses (as defined below) incurred by Regis shall be paid by Regis, and (ii) all Expenses incurred by Alberto-Culver and/or Spinco prior to the Effective Time shall be paid 1/3 by Alberto-Culver and 2/3 by Spinco; provided, however, that if the Effective Time occurs, the maximum amount of such Expenses in clause (ii) that Spinco shall be required to pay pursuant to this Section 7.6 shall not exceed $18 million. As used in this Agreement, “Expenses” means all out-of-pocket expenses (including applicable filing and registration fees and all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party hereto or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the Transaction Agreements and the transactions contemplated hereby and thereby, including the preparation, printing, filing and mailing of the Form S-4 and the Joint Proxy Statement/Prospectus and all other matters related to the transactions contemplated hereby (it being understood and agreed that all fees or expenses charged by Persons providing the financing to Spinco and its Subsidiaries to finance the payment of the Spinco Dividend, any interest expenses of the financing to finance the payment of the Spinco Dividend and any reasonable and documented out-of-pocket expenses of Alberto-Culver, Spinco or any of their Subsidiaries incurred in connection with the financing to finance the payment of the Spinco Dividend shall be borne by Regis).

SECTION 7.7 Sole Stockholder Approvals. Promptly (and in any event not later than 24 hours) after the execution of this Agreement, (a) Alberto-Culver, as the sole stockholder of Spinco, shall vote to adopt this Agreement in accordance with the DGCL, and (b) Regis, as the sole stockholder of Merger Sub, shall vote to adopt this Agreement in accordance with the DGCL.

SECTION 7.8 Public Announcements. Regis, Alberto-Culver and Spinco each shall use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts (a) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan and (b) unless otherwise required by Applicable Laws or by obligations pursuant to any listing agreement with or rules of any securities exchange or automated quotation system, to consult with each other before issuing any press release or, to the extent practicable, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

SECTION 7.9 Accounting Matters.

(a) In connection with the information regarding Regis, Merger Sub and Subco provided by Regis, Merger Sub and Subco specifically for inclusion in the Form S-4, Regis shall use its reasonable best efforts to cause to be delivered to Alberto-Culver two letters from Regis’s independent public accountants, one dated approximately the date on which the Form S-4 shall become effective and one dated the Closing Date, each addressed to Regis, Merger Sub, Subco Alberto-Culver and Spinco, in form and substance reasonably satisfactory to Alberto-Culver and reasonably customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

(b) In connection with the information regarding Spinco and the Spinco Business provided by Alberto-Culver and Spinco specifically for inclusion in the Form S-4, Alberto-Culver shall use its reasonable best efforts to cause to be delivered to Regis two letters from Alberto-Culver’s and Spinco’s independent public accountants, one dated approximately the date on which the Form S-4 shall become effective and one dated the Closing Date, each addressed to Alberto-Culver, Spinco, Regis, Merger Sub and Subco, in form and substance reasonably satisfactory to Regis and reasonably customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

SECTION 7.10 Listing of Shares of Regis Common Stock. Regis shall use its reasonable best efforts to cause the shares of Regis Common Stock to be issued in the Merger and the shares of Regis Common Stock to be reserved for issuance upon exercise of the Substitute Options to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

SECTION 7.11 Affiliates. Not less than 30 days prior to the Effective Time, Alberto-Culver shall deliver to Regis a letter identifying all Persons who, in the judgment of Alberto-Culver, may be deemed at the Effective Time, “affiliates” of Spinco for purposes of Rule 145 under the Securities Act and applicable SEC rules and regulations, and such list shall be updated as necessary to reflect changes from the date of delivery thereof. Alberto-Culver shall use its reasonable best efforts to cause each person identified on such list to deliver to Regis not less than 15 days prior to the Effective Time, a written agreement substantially in the form attached hereto as Exhibit F.

SECTION 7.12 Takeover Statutes. If any “fair price”, “moratorium”, “control share acquisition” or other form of antitakeover statute or regulation shall become applicable to the transactions contemplated hereby, each of Regis, Alberto-Culver, Spinco, Merger Sub and Subco and their respective Boards of Directors (or member in the case of Subco) shall use its reasonable best efforts to grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

SECTION 7.13 Advice of Changes. Each of Regis, Alberto-Culver, Merger Sub, Subco and Spinco shall as promptly as reasonably practicable after becoming aware thereof advise the others of any change or event (a) having, or which would, individually or in the aggregate, reasonably be expected to have, in the case of Regis, a Material Adverse Effect on Regis, and, in the case of Alberto-Culver or Spinco, a Material Adverse Effect on Spinco, or (b) which has resulted, or which, insofar as can reasonably be foreseen, would result, in any of the conditions set forth in Article VIII not being satisfied; provided, however, that no such notification shall alter or affect in any manner the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

SECTION 7.14 Regis Guaranty. (a) From and after the Effective Time, Regis irrevocably and unconditionally guarantees the full performance of all obligations of Spinco to Alberto-Culver under the Transaction Agreements, subject to the terms and conditions set forth in this Section 7.14. Regis shall make any payment required to be made by it pursuant to this Section 7.14 promptly after the underlying guaranteed obligation is required to be paid in accordance with its terms (such payment to be made by wire transfer of immediately available funds to the account designated by Alberto-Culver or by any other method as shall be agreed upon by Alberto-Culver and Regis).

(b) From and after the Effective Time, Regis irrevocably and unconditionally waives any right to set-off any indebtedness or other liabilities at any time owing by Alberto-Culver or any of its Affiliates to Regis or any of its Affiliates (except for any liabilities owing by Alberto-Culver to Regis or Spinco under this Agreement or any Transaction Agreement) against any obligations or liabilities owed by Regis or any of its Affiliates to Alberto-Culver under this Section 7.14 or any Transaction Agreement.

(c) From and after the Effective Time, Regis irrevocably and unconditionally waives and agrees not to assert any claim, defense, setoff or counterclaim based on diligence, promptness, presentment, requirements for any demand or notice under this Section 7.14 or in respect of any Transaction Agreement, including any of the following: (i) any demand for payment or performance and protest and notice of protest, (ii) any notice of acceptance and (iii) any other notice in respect of any obligations guaranteed under this Section 7.14 or in respect of any Transaction Agreement or any part of them, and any defense arising by reason of any disability or other defense of Spinco. No obligation of Regis pursuant to this Section 7.14 or any Transaction Agreement shall be discharged other than by complete performance.

(d) No failure to exercise, nor any delay in exercising, on the part of Alberto-Culver, any right, power or privilege under this Section 7.14 or in respect of any Transaction Agreement shall operate as a waiver thereof.

(e) This Section 7.14 shall survive indefinitely.

SECTION 7.15 Private Letter Ruling; Tax-Free Reorganization Treatment; Pre-Distribution Tax Returns.

(a) Alberto-Culver and Regis shall use their respective reasonable best efforts to obtain the Private Letter Ruling as soon as practicable after the date hereof. Alberto-Culver shall (i) use its reasonable best efforts to allow Regis to participate in all meetings and material telephone calls with the IRS with respect to the Private Letter Ruling, (ii) use its reasonable best efforts to allow Regis a reasonable period of time (consistent with IRS requests as to timing) to review and comment on any material written submissions related to the Private Letter Ruling and incorporate any reasonable comments provided by Regis with respect thereto, (iii) provide to Regis a copy of any written submission to the IRS or any written material received from the IRS with respect to the Private Letter Ruling, and (iv) keep Regis informed of the status of IRS review and consult with Regis regarding any material issue that arises during the course of such review.

(b) Neither Regis or any of its Subsidiaries nor Alberto-Culver or any of its Subsidiaries shall take or cause to be taken any action, before the Effective Time, that (i) would result in any failure to obtain the Private Letter Ruling or (ii) would disqualify the transactions contemplated hereby from constituting a tax-free distribution under Section 355 of the Code, including, without limitation, any actions prohibited under the Tax Allocation Agreement. None of Alberto-Culver, Spinco, Regis or any of their respective Subsidiaries shall take or cause to be taken any action, before the Effective Time, that would disqualify the Merger and the Subsequent Merger, taken together, from constituting a tax-free reorganization under Section 368 of the Code.

(c) From the date hereof to the Distribution Time, Alberto-Culver shall timely file or cause to be timely filed all Tax Returns with respect to the Spinco Group on a basis consistent with past practice (unless there has been a change in Applicable Laws). As soon as reasonably practicable after the date hereof, Alberto-Culver shall provide to Regis a list of the Tax Returns it believes in good faith are required to be filed with respect to the Spinco Group between the date hereof and June 30, 2006. With respect to any material Tax Return on such list specifically identified by Regis (or any other material Tax Return identified by Regis in writing), Alberto-Culver shall, from the date it receives written notice from Regis relating to such Tax Return, (A) to the extent commercially reasonable, make available to Regis (or, if such Tax Return can be provided to Regis without undue cost or burden, provide to Regis) for its review and approval (not to be unreasonably withheld or delayed) at least 15 days prior to filing (in the case of any income Tax Return) or as soon as reasonably practicable (in the case of any other Tax Return), and (B) make any reasonable revisions to such Tax Returns that are requested by Regis that affect the amount of Taxes that are allocated to Spinco or any Spinco Subsidiary. Alberto-Culver and Regis agree to cooperate with each other in good faith with respect to Tax matters and to make available Tax information in a manner consistent with Section 7.3.

SECTION 7.16 Obligations under Separation Agreement. Each of Alberto-Culver and Spinco will prior to the Effective Time (a) perform its respective obligations and covenants under the Separation Agreement in accordance with the terms of the Separation Agreement and (b) enforce and preserve its respective rights under the Separation Agreement to the full extent permitted under the Separation Agreement.

SECTION 7.17 Section 16 Matters. Prior to the Effective Time, provided that Alberto-Culver delivers to Regis the applicable Section 16 Information (as defined below) at least three Business Days prior to the date of the Regis Shareholders Meeting, Regis shall take all steps, including those steps that may be taken in accordance with applicable SEC rules and regulations and interpretations of the SEC staff, as may be required to cause any acquisitions of Regis Common Stock (including derivative securities with respect to Regis Common Stock) resulting from the transactions contemplated by this Agreement by each Person who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Alberto-Culver (“Alberto-Culver Insiders”) to be exempt under Rule 16b-3 promulgated under the Exchange Act. “Section 16 Information” shall mean accurate information regarding Alberto-Culver Insiders, the number of shares of Spinco Common Stock to be held by each such Alberto-Culver Insider immediately following the Distribution and expected to be exchanged for Regis Common Stock in the Merger, and the number and description of the Spinco Stock Options expected to be held by each such Alberto-Culver Insider and expected to be converted into Substitute Options in connection with the Merger.

SECTION 7.18 Employee Benefits Matters.

(a) For a period of at least 12 months after the Effective Time, Regis shall or shall cause the Surviving Corporation to provide employees of the Surviving Corporation and its Subsidiaries with benefits that, in the aggregate, are substantially comparable to those provided under the Spinco Plans immediately prior to the Distribution Time (excluding any such Spinco Plans providing for equity-based compensation); provided, however, that nothing in this Agreement shall be interpreted as limiting the power of Regis or the Surviving Corporation to amend or terminate any such Spinco Plan or any other individual employee benefit plan, program, Contract or policy or as requiring Regis or the Surviving Corporation to offer to continue (other than as required by its terms) any written employment contract.

(b) Regis shall cause each Regis Plan covering employees of Spinco or any of its Subsidiaries to recognize prior service of such employees with, or credited before the Effective Time by, Alberto-Culver, Spinco and their Subsidiaries as service with Regis and its Subsidiaries, without duplication of benefits (i) for purposes of vesting, eligibility and accrual or level of benefits under any such Regis Plan that is not a “pension plan” (as defined in Section 3(2) of ERISA) and (ii) for purposes of eligibility and vesting (but not, for the avoidance of doubt, benefit accrual or level of benefits) under any such Regis Plan that is a “pension plan” (as defined in Section 3(2) of ERISA).

(c) Regis shall, or shall cause the Surviving Corporation to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to Spinco Employees and former employees of Spinco and its Subsidiaries under any welfare or fringe benefit plan in which such employees and former employees may be eligible to participate after the Effective Time, other than limitations or waiting periods that are in effect with respect to such employees and former employees and that have not been satisfied under the corresponding welfare or fringe benefit plan maintained by Spinco prior to the Effective Time and other than limitations or waiting periods applicable to non-Spinco Employees with the same period of service participating in such plans, and (ii) provide each Spinco Employee and former employee with credit under any welfare plans in which such employee or former employee becomes eligible to participate after the Effective Time for any co-payments and deductibles paid by such Spinco Employee or former employee for the then current plan year and for any out-of-pocket expenditures paid by such Spinco Employee or former employee at any time under the corresponding welfare plans maintained by Spinco prior to the Effective Time, to the extent such payments would have been taken into account under the Spinco Plans with respect to the same time period.

(d) Except as otherwise provided in the Employee Matters Agreement, Regis shall, and hereby does, as of the Effective Time, assume all of the obligations of Alberto-Culver and its Affiliates (i) with respect to all Spinco Employees under the Alberto-Culver Salaried Employees Special Severance Plan and (ii) under each severance agreement between Alberto-Culver and a Spinco Employee and, except to the extent a Spinco Employee agrees otherwise, all severance benefits shall be payable by Regis pursuant to the terms of such plan and agreements. Spinco shall enter into severance agreements substantially in the forms attached to Section 7.18(d) of the Spinco Disclosure Schedule with the individuals named therein and Regis shall assume all such obligations under such agreements.

SECTION 7.19 Non-Competition; Non-Solicitation.

(a) Non-Competition.

(i) Alberto-Culver agrees that for a period of 30 months following the Closing Date it shall not and shall cause its Subsidiaries not to acquire, manage, operate, control or otherwise engage in any business of (A) operating or franchising retail stores within the United States, Canada, Mexico, Puerto Rico, the United Kingdom, Ireland, Germany and/or Japan (the “Restricted Territories”) that sell beauty care products of Alberto-Culver or any third Person or (B) distributing to salons and salon professionals within the Restricted Territories professional beauty care products of any unaffiliated third Person (collectively, “Restricted Activities”).

(ii) Section 7.19(a)(i) shall be deemed not breached as a result of (A) the ownership by Alberto-Culver or any of its Subsidiaries of: (1) less than an aggregate of 5% of any class of capital stock of a Person engaged, directly or indirectly, in Restricted Activities; provided, however, that such capital stock is listed or quoted on a national securities exchange or the Nasdaq National Market or (2) less than 15% in value of any instrument of indebtedness of a Person engaged, directly or indirectly, in Restricted Activities, (B) Alberto-Culver or any of its Subsidiaries acquiring control of any Person or business that for the fiscal year immediately preceding such acquisition derived less than 10% of its revenues from Restricted Activities, (C) Alberto-Culver or any of its Subsidiaries acquiring control of any Person or business that for the fiscal year immediately preceding such acquisition derived more than 10% of its revenues but less than 35% of its revenues from Restricted Activities so long as it shall use its reasonable best efforts to divest such operations as promptly as practicable and in any event within 12 months after the consummation of such acquisition of control, (D) Alberto-Culver or any of its Subsidiaries owning an interest acquired as a creditor in bankruptcy or otherwise than by a voluntary investment decision in a Person or business that for the fiscal year immediately preceding the acquisition of such interest by Alberto-Culver or any of its Subsidiaries derived 10% or more of its revenues from Restricted Activities, so long as Alberto-Culver or its applicable Subsidiary shall use its reasonable best efforts to divest such interest as promptly as practicable and in any event within 12 months after the acquisition of such interest; provided, however, that Alberto-Culver and its Subsidiaries shall not be required to divest any such interest acquired pursuant to this clause (D) if its fair market value at the time of such acquisition is less than $1,000,000, (E) Alberto-Culver and its Subsidiaries operating up to ten retail stores that sell beauty care products, (F) Alberto-Culver and its Subsidiaries selling or distributing their branded professional beauty care products directly or through distributors to salons and salon professionals, (G) Alberto-Culver and its Subsidiaries selling or distributing professional beauty care products of any third Person directly to salons and salon professionals within the Restricted Territories if any member of the Alberto-Culver Group as of the date hereof sells and distributes such products and which sales will in no event exceed 2% of the consolidated net sales of Alberto-Culver in any fiscal year or (H) Alberto-Culver and its Subsidiaries operating their company stores in any office, plant or warehouse owned or leased by Alberto-Culver or any of its Subsidiaries (each of which shall not be deemed to be a retail store for purposes of Section 7.19(a)(ii)(E)). For the avoidance of doubt, Alberto-Culver and its Subsidiaries may actively operate, manage and control any Person or business any of them acquire in accordance with clause (B) and/or clause (C).

(iii) Alberto-Culver and Regis agree that the covenants included in Section 7.19(a) are reasonable in their geographic and temporal coverage, and that neither Alberto-Culver nor Regis shall raise any issue of geographic or temporal reasonableness in any proceeding to enforce such covenant; provided, however, that if the provision of Section 7.19(a) should ever be deemed to exceed the time or geographic limitations or any other limitations permitted by Applicable Law in any jurisdiction, then such provisions shall be deemed reformed in such jurisdiction to the minimum extent required by Applicable Law to cure such problem. Notwithstanding any other provision of this Agreement, it is understood and agreed that monetary damages would be inadequate in the case of any breach of the covenants contained in Section 7.19(a), and that Regis shall be entitled to seek equitable relief, including the remedy of specific performance, with respect to any breach or attempted breach of such covenants.

(b) Alberto-Culver Non-Solicitation. Alberto-Culver agrees that for a period of 30 months following the Closing Date it will not (i) solicit any Spinco Employee or employee of Regis or any of its Subsidiaries that holds the position of officer or field supervisor or higher to terminate his or her employment relationship with Regis or any of the Regis Subsidiaries, or (ii) employ or retain or attempt to employ or retain any employee of Regis or its Subsidiaries that holds the position of officer or field supervisor or higher; provided, however, that the restrictions in this Section 7.19(b) shall not prohibit (A) a general solicitation (such as an advertisement) not specifically directed to any of the employees described in clause (i) or (ii) or (B) efforts by recruiting or employment agencies, provided that such recruiting or employment agencies are not directed to target employees described in clause (i) or (ii).

(c) Regis Non-Solicitation. Regis and Spinco each agrees that for a period of 30 months following the Closing Date it will not (i) solicit any employee of Alberto-Culver that holds the position of officer or field supervisor or higher to terminate his or her employment relationship with Alberto-Culver or any of the Alberto-Culver Subsidiaries, or (ii) employ or retain or attempt to employ or retain any employee of Alberto-Culver or its Subsidiaries that holds the position of officer or field supervisor or higher; provided, however, that the restrictions in this Section 7.19(c) shall not prohibit (A) a general solicitation (such as an advertisement) not specifically directed to any of the employees described in clause (i) or (ii) or (B) efforts by recruiting or employment agencies, provided that such recruiting or employment agencies are not directed to target employees described in clause (i) or (ii).

SECTION 7.20 Financing.

(a) Alberto-Culver agrees to and to use its reasonable best efforts to cause its Subsidiaries and their respective officers and employees to provide, all cooperation reasonably requested by Regis in connection with the arrangement of any financing for Spinco and its Subsidiaries in connection with the transactions contemplated by this Agreement and the Separation Agreement, including participation in meetings with rating agencies, due diligence sessions and road shows; provided, however, that none of Alberto-Culver or any Alberto-Culver Subsidiary or any of their respective officers or employees shall be required to execute any document in connection with this Section 7.20(a), none of Alberto-Culver or any of its Subsidiaries or their respective officers or employees shall be required to expend out-of-pocket money in connection with this Section 7.20(a), and none of Spinco or any of its Subsidiaries or any of their respective officers or employees shall be required to or execute any document in connection with this Section 7.20(a) which document would be effective at any time before the time that will be immediately prior to the Distribution Time unless an earlier time would be necessary in order to effect the transactions contemplated by the Separation Agreement and this Agreement in which case the applicable document shall be effective at such earlier time and such document shall expressly provide that if the Distribution does not occur, such document and each of its provisions shall be of no force or effect ab initio; provided further, that nothing herein will require the cooperation of Alberto-Culver or any of its Subsidiaries or any of their respective officers or employees to the extent that it would unreasonably interfere with the business or operations of Alberto-Culver or any of its Subsidiaries.

(b) Regis agrees to and to use its reasonable best efforts to cause its Subsidiaries and their respective officers and employees to provide, all cooperation reasonably requested by Alberto-Culver or Spinco in connection with the arrangement of any financing for Spinco and its Subsidiaries in connection with the transactions contemplated by this Agreement and the Separation Agreement, including participation in meetings with rating agencies, due diligence sessions and road shows; provided, however, that none of Regis or any of its Subsidiaries or their respective officers or employees shall be required to expend out-of-pocket money or execute any document in connection with this Section 7.20(b) which document would be effective at any time before the time that will be immediately prior to the Distribution Time unless an earlier time would be necessary in order to effect the transactions contemplated by the Separation Agreement and this Agreement in which case the applicable document shall be effective at such earlier time and such document shall expressly provide that if the Distribution does not occur, such document and each of its provisions shall be of no force or effect ab initio;

provided further, that nothing herein will require the cooperation of Regis or any of its Subsidiaries or any of their respective officers or employees to the extent that it would unreasonably interfere with the business or operations of Regis or any of its Subsidiaries.

SECTION 7.21 Shareholders Agreement. Regis shall take all necessary action to, immediately prior to the Effective Time, execute and deliver to the stockholders of Alberto-Culver named therein the shareholders agreement in the form of Exhibit G (the “Shareholders Agreement”).

SECTION 7.22 Transition Services. Following the Effective Time, Alberto-Culver shall provide to Spinco the services described on Section 7.22 of the Spinco Disclosure Schedule for the periods and at the costs set forth thereon.

ARTICLE VIII

CONDITIONS PRECEDENT

SECTION 8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of Regis, Merger Sub, Alberto-Culver and Spinco to effect the Merger are subject to the satisfaction or waiver prior to the Effective Time of the following conditions:

(a) Shareholder and Stockholder Approvals. Regis shall have obtained the Regis Share Issuance Approval and the Regis Charter Approval and Alberto-Culver shall have obtained the Alberto-Culver Transaction Approval.

(b) No Injunctions or Restraints, Illegality. No Applicable Laws shall have been adopted, promulgated or enforced by any Governmental Entity, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction (an “Injunction”) shall be in effect, having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(c) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking, and which is reasonably likely to result in the granting of, an Injunction having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger shall be pending.

(d) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

(e) Foreign Competition Laws. All notifications and filings required under any Foreign Competition Laws to be made prior to the Effective Time to any Governmental Entity, and all consents, approvals and authorizations required by Applicable Laws to be obtained prior to the Effective Time under Foreign Competition Laws in order to effect the Merger shall have been made or obtained, and all waiting periods applicable to the Merger under any Foreign Competition Laws, shall have expired or been terminated other than those notifications, filings, consents, approvals and authorizations the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Regis and its Subsidiaries, taken as a whole, after giving effect to the Merger or Alberto-Culver and its Subsidiaries, taken as a whole, after giving effect to the Merger.

(f) NYSE Listing. The shares of Regis Common Stock to be issued in the Merger and to be reserved for issuance upon exercise of the Substitute Options shall have been approved for listing on the NYSE, subject to official notice of issuance.

(g) Effectiveness of the Form S-4. The Form S-4 shall have been declared effective by the SEC in accordance with the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, and no similar proceedings in respect of the Joint Proxy Statement/Prospectus shall have been initiated or threatened by the SEC and not concluded or withdrawn.

(h) Pre-Merger Transactions. The Distribution shall have been consummated in accordance with the terms of this Agreement and the Separation Agreement (which includes additional conditions to such consummation).

(i) Private Letter Ruling and Tax Opinion.

(i) Alberto-Culver shall have received a private letter ruling from the IRS in form and substance reasonably satisfactory to each of Alberto-Culver and Regis, to the effect that, on the basis of the facts, representations and assumptions set forth in the written request for such ruling which are consistent with the state of facts existing at the Distribution Time, the Distribution will constitute a tax-free distribution under Section 355 of the Code (the “Private Letter Ruling”) and such ruling shall, as of the Effective Time, remain in full force and effect and shall not have been modified or amended in any respect adversely affecting the Tax consequences set forth therein.

(ii) Alberto-Culver shall have received an opinion from Sidley Austin LLP (or other such law firm of national standing), dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Distribution Time, the Distribution will constitute a tax-free distribution under Section 355 of the Code. In rendering the opinion referred to in the preceding sentence, Sidley Austin LLP (or such other law firm of national standing) may rely upon the representations contained herein and representations from Alberto-Culver, Spinco and other parties (including, but not limited to, any major stockholders of Alberto-Culver and/or Spinco) as Sidley Austin LLP (or such other law firm of national standing) may reasonably request for purposes of rendering such opinion.

SECTION 8.2 Additional Conditions to Obligations of Regis and Merger Sub. The obligations of Regis and Merger Sub to effect the Merger is subject to the satisfaction or waiver by Regis and Merger Sub prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. Each of the representations and warranties of Alberto-Culver in Section 5.2(a) (Organization), Section 5.2(b) (Capital Structure), Section 5.2(c)(i) and (iv) (Authority) and Section 5.2(f) (Brokers or Finders) shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) in all material respects, in each case, as of the date of this Agreement and as of the

Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak solely as of another date, in which case, as of such other date) and each of the other representations and warranties of Alberto-Culver set forth in this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein), in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak solely as of another date, in which case, as of such other date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco, and Regis shall have received a certificate of Alberto-Culver executed by an executive officer of Alberto-Culver to such effect. Each of the representations and warranties of Alberto-Culver and Spinco in Section 5.3(a)(i) (Organization), Section 5.3(b) (Capital Structure), Section 5.3(c)(i) and (iii) (Authority; No Conflicts) and Section 5.3(j)(iv) (Assets/Services) shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) in all material respects, in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak solely as of another date, in which case, as of such other date) and each of the other representations and warranties of Spinco set forth in this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein), in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak solely as of another date, in which case, as of such other date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco, and Regis shall have received a certificate of Spinco executed by an executive officer of Spinco to such effect.

(b) Performance of Obligations of Alberto-Culver and Spinco. Alberto-Culver shall have performed or complied with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are qualified as to materiality or Material Adverse Effect and shall have performed or complied in all material respects with all other agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are not so qualified, and Regis shall have received a certificate of Alberto-Culver executed by an executive officer of Alberto-Culver to such effect. Spinco shall have performed or complied with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are qualified as to materiality or Material Adverse Effect and shall have performed or complied in all material respects with all other agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are not so qualified, and Regis shall have received a certificate of Spinco executed by an executive officer of Spinco to such effect.

(c) Tax Opinion. Regis shall have received an opinion from O’Melveny & Myers LLP (or other law firm of national standing), dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger and the Subsequent Merger,

taken together, will constitute a reorganization under Section 368(a) of the Code. In rendering the opinion referred to in the preceding sentence, O’Melveny & Myers LLP (or such other law firm of national standing) may rely upon the representations contained herein and representations from Alberto-Culver and Spinco substantially identical to the representations in the certificate attached to the Alberto-Culver Disclosure Schedules (the “Alberto-Culver Tax Certificate”) and representations from Regis, Merger Sub and Subco substantially identical to the representations in the certificate attached to the Regis Disclosure Schedules (the “Regis Tax Certificate”).

(d) Ancillary Agreements. The Separation Agreement, Employee Matters Agreement and Tax Allocation Agreement shall be in full force and effect.

(e) Material Adverse Effect. Since the date of this Agreement, there shall not have been any Material Adverse Effect on Spinco.

SECTION 8.3 Additional Conditions to Obligations of Alberto-Culver and Spinco. The obligations of Alberto-Culver and Spinco to effect the Merger are subject to the satisfaction or waiver by Alberto-Culver and Spinco prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. Each of the representations and warranties of Regis, Merger Sub and Subco in Section 5.1(a)(i) and (ii), (Organization), Section 5.1(b) (Capital Structure), Section 5.1(c)(i), (ii), (iii) and (v) (Authority; No Conflicts), Section 5.1(f) (Board Approval), Section 5.1(g) (Votes Required), Section 5.1(v) (Regis Rights Agreement) and Section 5.1(w) (Brokers or Finders) shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) in all material respects, in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak solely as of another date, in which case, as of such other date) and each of the other representations and warranties of Regis, Merger Sub and Subco set forth in this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein), in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak solely as of another date, in which case, as of such other date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Regis, and Alberto-Culver and Spinco shall have received a certificate of Regis executed by an executive officer of Regis to such effect.

(b) Performance of Obligations of Regis. Regis shall have performed or complied with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are qualified as to materiality or Material Adverse Effect and shall have performed or complied in all material respects with all other agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are not so qualified, and Alberto-Culver and Spinco shall have received a certificate of Regis executed by an executive officer of Regis to such effect.

(c) Tax Opinion. Alberto-Culver and Spinco shall have received an opinion from Sidley Austin LLP (or other law firm of national standing), dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger and the Subsequent Merger, taken together, will constitute a reorganization under Section 368(a) of the Code. In rendering the opinion referred to in the preceding sentence, Sidley Austin LLP (or such other law firm of national standing) may rely upon the representations contained herein and representations from Alberto-Culver and Spinco substantially identical to the representations in the Alberto-Culver Tax Certificate and representations from Regis, Merger Sub and Subco substantially identical to the representations in the Regis Tax Certificate.

(d) Regis Organizational Documents; Board Composition. Regis shall have taken all such actions as shall be necessary so that as of the Effective Time (i) the composition of the Board of Directors and committees of Regis shall be as set forth in Section 7.2 and the Regis Articles of Incorporation (after giving effect to the Regis Charter Amendment) and (ii) the Regis Charter Amendment shall have been duly filed with the Minnesota Secretary of State and shall be in full force and effect.

(e) Material Adverse Effect. Since the date of this Agreement, there shall not have been any Material Adverse Effect on Regis.

ARTICLE IX

TERMINATION AND AMENDMENT

SECTION 9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, and except as provided below, whether before or after the Regis Share Issuance Approval, the Regis Charter Approval or the Alberto-Culver Transaction Approval:

(a) by the mutual written consent of Alberto-Culver and Regis;

(b) by either Alberto-Culver or Regis if the Effective Time shall not have occurred on or before November 30, 2006 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party that has breached in any material respect any of its obligations under this Agreement (including such party’s obligations set forth in Section 7.4) that has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date;

(c) by either Alberto-Culver or Regis if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which such party shall have used its reasonable best efforts to resist, resolve or lift, as applicable, in accordance with Section 7.4) permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action shall have become final and nonappealable;

(d) by either Alberto-Culver or Regis if (i) at the Regis Shareholders Meeting either of the Regis Share Issuance Approval or the Regis Charter Approval shall not have been obtained or (ii) at the Alberto-Culver Stockholders Meeting the Alberto-Culver Transaction Approval shall not have been obtained;

(e) by Alberto-Culver, if (i) (A) the Board of Directors of Regis shall have failed to make the Regis Recommendation or (B) the Board of Directors of Regis or a committee thereof shall have made a Change in the Regis Recommendation (or resolved or publicly proposed to take any such action referred to in clause (A) or (B)), in each case, whether or not permitted by the terms hereof, (ii) Regis shall have breached its obligations under this Agreement by reason of a failure to call and hold the Regis Shareholders Meeting in accordance with Section 7.1(b) or a failure to prepare and mail to its shareholders the Joint Proxy Statement/Prospectus in accordance with Section 7.1(a), (iii) the Board of Directors of Regis or a committee thereof shall have approved, recommended or accepted a Regis Acquisition Proposal (or resolved or publicly proposed to do so) or (iv) a tender or exchange offer relating to securities of Regis shall have been commenced by a Person unaffiliated with Alberto-Culver, and Regis shall not have sent to its shareholders pursuant to Rule 14e-2 under the Exchange Act, within 10 Business Days after such tender or exchange offer is first published, sent or given, a statement that Regis recommends rejection of such tender or exchange offer;

(f) by Regis, if (i) (A) the Board of Directors of Alberto-Culver shall have failed to make the Alberto-Culver Recommendation or (B) the Board of Directors of Alberto-Culver or a committee thereof shall have made a Change in the Alberto-Culver Recommendation (or resolved or publicly proposed to take any such action referred to in clause (A) or (B)), in each case, whether or not permitted by the terms hereof, (ii) Alberto-Culver shall have breached its obligations under this Agreement by reason of a failure to call and hold the Alberto-Culver Stockholders Meeting in accordance with Section 7.1(c) or a failure to prepare and mail to its stockholders the Joint Proxy Statement/Prospectus in accordance with Section 7.1(a), (iii) the Board of Directors of Alberto-Culver or a committee thereof shall have approved, recommended or accepted an Alberto-Culver Acquisition Proposal (or resolved or publicly proposed to do so) or (iv) a tender or exchange offer relating to securities of Alberto-Culver shall have been commenced by a Person unaffiliated with Regis, and Alberto-Culver shall not have sent to its stockholders pursuant to Rule 14e-2 under the Exchange Act, within 10 Business Days after such tender or exchange offer is first published, sent or given, a statement that Alberto-Culver recommends rejection of such tender or exchange offer;

(g) by Alberto-Culver, if Regis shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, such that the conditions set forth in Section 8.3(a) or Section 8.3(b) are not capable of being satisfied on or before the Termination Date;

(h) by Regis, if Alberto-Culver or Spinco shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, such that the conditions set forth in Section 8.2(a) or Section 8.2(b) are not capable of being satisfied on or before the Termination Date;

(i) by Regis if (i) the Board of Directors of Regis authorizes Regis, subject to complying with the terms of this Agreement, to enter into a definitive agreement concerning a transaction that constitutes a Superior Regis Proposal and Regis notifies Alberto-Culver in writing that it intends to enter into such an agreement and (ii) Regis prior to or concurrently with such termination pays to Alberto-Culver in immediately available funds $50,000,000 pursuant to Section 9.2(e). Regis agrees (x) that it will not enter into a definitive agreement referred to in clause (i) above until at least the fifth Business Day after it has provided the notice to Alberto-Culver required thereby, and then only if the definitive agreement referred to in clause (i) above continues to constitute a Superior Regis Proposal in light of any amendments that Alberto-Culver has proposed in writing to make to the terms of this Agreement prior to such time, and (y) to notify Alberto-Culver promptly in writing if its intention to enter into a definitive agreement referred to in its notification shall change at any time after giving such notification; or

(j) by Alberto-Culver if (i) the Board of Directors of Alberto-Culver authorizes Alberto-Culver, subject to complying with the terms of this Agreement, to enter into a definitive agreement concerning a transaction that constitutes a Superior Alberto-Culver Proposal and Alberto-Culver notifies Regis in writing that it intends to enter into such an agreement and (ii) Alberto-Culver prior to or concurrently with such termination pays to Regis in immediately available funds $50,000,000 pursuant to Section 9.2(i). Alberto-Culver agrees (x) that it will not enter into a definitive agreement referred to in clause (i) above until at least the fifth Business Day after it has provided the notice to Regis required thereby, and then only if the definitive agreement referred to in clause (i) above continues to constitute a Superior Alberto-Culver Proposal in light of any amendments that Regis has proposed in writing to make to the terms of this Agreement prior to such time, and (y) to notify Regis promptly in writing if its intention to enter into a definitive agreement referred to in its notification shall change at any time after giving such notification.

SECTION 9.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Alberto-Culver or Regis as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Regis, Merger Sub, Subco, Alberto-Culver or Spinco or their respective officers or directors under this Agreement, except that (i) the provisions of Section 5.1(w), Section 5.2(f), the second and third sentences of Section 7.3, Section 7.6, this Section 9.2 and Article X shall survive such termination, and (ii) notwithstanding anything to the contrary contained in this Agreement (including Section 7.6), none of Regis, Merger Sub, Subco, Alberto-Culver or Spinco shall be relieved or released from any liabilities or damages arising out of its intentional breach of any provision of this Agreement.

(b) If (i) (A) either Alberto-Culver or Regis shall terminate this Agreement pursuant to Section 9.1(b) without the shareholder votes on the Regis Share Issuance and the Regis Charter Amendment at the Regis Shareholders Meeting having occurred, (B) Alberto-Culver shall terminate this Agreement pursuant to Section 9.1(g) as a result of any intentional breach or failure to perform by Regis (unless covered by clause (d) below) or (C) either Alberto-Culver or Regis shall terminate this Agreement pursuant to Section 9.1(d)(i) and (ii) at any time after the date of this Agreement and before any such termination, a Regis Acquisition Proposal shall have been publicly announced, become publicly known or otherwise been publicly communicated to the senior management, Board of Directors or shareholders of Regis (whether or not conditional), which Regis Acquisition Proposal shall be pending at the Termination Date (in the case of termination pursuant to Section 9.1(b)), at the time of the breach (in the case of termination pursuant to Section 9.1(g)) or at the time of the Regis Shareholders Meeting (in the case of termination pursuant to Section 9.1(d)(i)), or any Person shall have publicly announced or it shall have become publicly known or otherwise been publicly communicated to the senior management, Board of Directors or shareholders of Regis (whether or not withdrawn) that, subject to the Regis Share Issuance Approval or the Regis Charter Approval not being obtained or the Regis Share Issuance or Regis Charter Amendment being otherwise rejected or this Agreement being terminated, such Person will make a Regis Acquisition Proposal, then (I) if within twelve months after such termination (the “Regis Lookback Period”), Regis or any of its Subsidiaries consummates any Regis Acquisition Proposal without entering into a definitive agreement with respect to such Regis Acquisition Proposal, Regis shall promptly, but in no event later than the date of such consummation, pay Alberto-Culver an amount equal to $50,000,000 by wire transfer of immediately available funds, and (II) if Regis or any of its Subsidiaries enters into a definitive agreement with respect to a Regis Acquisition Proposal during the Regis Lookback Period, Regis shall promptly, but in no event later than the date of the entry by Regis or any of its Subsidiaries into such definitive agreement, pay Alberto-Culver an amount equal to $25,000,000 and shall pay Alberto-Culver an amount equal to $25,000,000 on the date of the consummation of the Regis Acquisition Proposal described in this clause (II) (including as such Regis Acquisition Proposal is amended, modified, restated or otherwise restructured, including to add, or substitute for the Person who was a party to the definitive agreement described in this clause (II), an Affiliate of such Person) (whether or not the consummation of such Regis Acquisition Proposal occurred during the Regis Lookback Period), in each case, by wire transfer of immediately available funds. For purposes of clauses (I) and (II) of this Section 9.2(b), references to 25% in the definition of Regis Acquisition Proposal shall be deemed to be references to 50%.

(c) If Alberto-Culver shall terminate this Agreement pursuant to Section 9.1(e)(i) and shall not have delivered a Force the Regis Vote Notice, Regis shall promptly, but in no event later than the date of such termination, pay Alberto-Culver an amount equal to $50,000,000 by wire transfer of immediately available funds.

(d) If Alberto-Culver shall terminate this Agreement pursuant to Section 9.1(e)(ii), (iii) or (iv), Regis shall promptly, but in no event later than the date of such termination, pay Alberto-Culver an amount equal to $50,000,000 by wire transfer of immediately available funds.

(e) If Regis shall terminate this Agreement pursuant to Section 9.1(i), Regis shall promptly, but in no event later than the date of such termination, pay Alberto-Culver an amount equal to $50,000,000 by wire transfer of immediately available funds.

(f) If (i) (A) either Alberto-Culver or Regis shall terminate this Agreement pursuant to Section 9.1(b) without the stockholder vote by the stockholders of Alberto-Culver on the transactions contemplated by this Agreement having occurred, (B) Regis shall terminate this Agreement pursuant to Section 9.1(h) as a result of any intentional breach or failure to perform by Alberto-Culver (unless covered by clause (h) below) or (C) either Alberto-Culver or Regis shall terminate this Agreement pursuant to Section 9.1(d)(ii) and (ii) at any time after the date of this Agreement and before any such termination, an Alberto-Culver Acquisition Proposal shall have been publicly announced, become publicly known or otherwise been publicly communicated to the senior management, Board of Directors or stockholders of Alberto-Culver (whether or not conditional), which Alberto-Culver Acquisition Proposal shall be pending at the Termination Date (in the case of termination pursuant to Section 9.1(b)), at the time of the breach

(in the case of termination pursuant to Section 9.1(h)) or at the time of the Alberto-Culver Stockholders Meeting (in the case of termination pursuant to Section 9.1(d)(ii)), or any Person shall have publicly announced or it shall have become publicly known or otherwise been publicly communicated to the senior management, Board of Directors or stockholders of Alberto-Culver (whether or not withdrawn) that, subject to the Alberto-Culver Transaction Approval not being obtained or the transactions contemplated by this Agreement being otherwise rejected by the stockholders of Alberto-Culver or this Agreement being terminated, such Person will make an Alberto-Culver Acquisition Proposal, then (I) if within twelve months after such termination (the “Alberto-Culver Lookback Period”), Alberto-Culver or any of its Subsidiaries consummates any Alberto-Culver Acquisition Proposal without entering into a definitive agreement with respect to such Alberto-Culver Acquisition Proposal, Alberto-Culver shall promptly, but in no event later than the date of such consummation, pay Regis an amount equal to $50,000,000 by wire transfer of immediately available funds, and (II) if Alberto-Culver or any of its Subsidiaries enters into a definitive agreement with respect to an Alberto-Culver Acquisition Proposal during the Alberto-Culver Lookback Period, Alberto-Culver shall promptly, but in no event later than the date of the entry by Alberto-Culver or any of its Subsidiaries into such definitive agreement, pay Regis an amount equal to $25,000,000 and shall pay Regis an amount equal to $25,000,000 on the date of the consummation of the Alberto-Culver Acquisition Proposal described in this clause (II) (including as such Alberto-Culver Acquisition Proposal is amended, modified, restated or otherwise restructured, including to add, or substitute for the Person who was a party to the definitive agreement described in this clause (II), an Affiliate of such Person) (whether or not the consummation of such Alberto-Culver Acquisition Proposal occurred during the Alberto-Culver Lookback Period), in each case, by wire transfer of immediately available funds. For purposes of clauses (I) and (II) of this Section 9.2(f), references to 25% in the definition of Alberto-Culver Acquisition Proposal shall be deemed to be references to 50%.

(g) If Regis shall terminate this Agreement pursuant to Section 9.1(f)(i) and shall not have delivered a Force the Alberto-Culver Vote Notice, Alberto-Culver shall promptly, but in no event later than the date of such termination, pay Regis an amount equal to $50,000,000 by wire transfer of immediately available funds.

(h) If Regis shall terminate this Agreement pursuant to Section 9.1(f)(ii), (iii) or (iv), Alberto-Culver shall promptly, but in no event later than the date of such termination, pay Regis an amount equal to $50,000,000 by wire transfer of immediately available funds.

(i) If Alberto-Culver shall terminate this Agreement pursuant to Section 9.1(j), Alberto-Culver shall promptly, but in no event later than the date of such termination, pay Regis an amount equal to $50,000,000 by wire transfer of immediately available funds.

(j) The parties acknowledge that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, (i) if Regis fails promptly to pay any amount due pursuant to this Section 9.2, and, in order to obtain such payment, Alberto-Culver commences a suit which results in a judgment against Regis for payment of the fee set forth in this Section 9.2, Regis shall pay to Alberto-Culver its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of such fee from the date such payment is required to be made until the date such payment is actually made and (ii) if Alberto-Culver fails promptly to pay any amount due pursuant to this Section 9.2, and, in order to obtain such payment, Regis commences a suit which results in a judgment against Alberto-Culver for the fee set forth in this Section 9.2, Alberto-Culver shall pay to Regis its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of such fee from the date such payment is required to be made until the date such payment is actually made. Interest under this Section 9.2(j) shall be paid at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. The parties agree that any remedy or amount payable pursuant to this Section 9.2 shall not preclude any other remedy or amount payable hereunder, and shall not be an exclusive remedy, for any willful breach of any provision of this Agreement.

SECTION 9.3 Amendment. Subject to Applicable Law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with this Agreement and the Merger by the shareholders of Regis or the stockholders of Alberto-Culver, but, after any such approval, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

SECTION 9.4 Extension; Waiver. Subject to Applicable Law, at any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of other parties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions of other parties contained herein or in any document delivered pursuant hereto. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE X

GENERAL PROVISIONS

SECTION 10.1 Non-Survival of Representations, Warranties, Covenants and Agreements. This Article X and the agreements of Alberto-Culver, Spinco, Regis, Merger Sub and Subco contained in Sections 2.7 (Spinco Options), 2.9 (Subsequent Merger), 2.10 (Dropdown of Newco), Article III (Exchange of Shares), 7.2 (Regis Organizational Documents; Governance Matters), 7.6 (Fees and Expenses), 7.14 (Regis Guaranty), 7.15(c) (Private Letter Ruling; Tax-Free Reorganization Treatment), 7.18 (Employee Benefit Matters), 7.19 (Non-Competition; Non-Solicitation) and 7.22 (Transition Services) shall survive the Effective Time. All other representations, warranties, covenants and agreements in this Agreement shall not survive the Effective Time.

SECTION 10.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, (b) upon confirmation of receipt if delivered by telecopy or telefacsimile, (c) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (d) on the date received if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	if to Alberto-Culver or Spinco to:

Alberto-Culver Company
2525 Armitage Avenue
Melrose Park, Illinois 60160
	Fax:	(708) 450-2511
	Attention:	Chief Executive Officer
Senior Vice President and General Counsel (with a separate notice to each such person)

with a copy to:

Sidley Austin LLP
One S. Dearborn Street
Chicago, Illinois 60603
	Fax:	(312) 853-7036
	Attention:	Frederick C. Lowinger, Esq.
David J. Zampa, Esq.

(b)	if to Regis, Merger Sub or Subco to:

Regis Corporation
7201 Metro Boulevard
Edina, Minnesota 55439
	Fax:	(952) 947-7600
	Attention:	President and Chief Executive Officer
General Counsel (with a separate notice to each such person)

with a copy to:

O’Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, New York 10036
	Fax:	(212) 326-2061
	Attention:	Spencer D. Klein, Esq.
Paul S. Scrivano, Esq.

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

SECTION 10.3 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

SECTION 10.4 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that the parties need not sign the same counterpart.

SECTION 10.5 Entire Agreement; No Third Party Beneficiaries.

(a) This Agreement, the Confidentiality Agreement, the Transaction Agreements and the exhibits and schedules hereto and thereto and the other agreements and instruments of the parties delivered in connection herewith and therewith constitute the entire agreement and supersede all prior agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter hereof and thereof. Notwithstanding the foregoing, if the Closing occurs, Sections 7.19(b) and (c) supersede the corresponding provisions in the Confidentiality Agreement.

(b) This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 10.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without giving effect to choice of law principles thereof).

SECTION 10.7 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

SECTION 10.8 Assignment. Except as provided in Section 2.10(f), this Agreement shall not be assignable by operation of law or otherwise and any purported assignment in violation of this Agreement is null and void.

SECTION 10.9 Submission to Jurisdiction; Waivers. (a) Each of Regis, Alberto-Culver, Spinco, Merger Sub and Subco irrevocably agrees that any legal action or proceeding with respect to this Agreement, the transactions contemplated hereby, any provision hereof, the breach, performance, validity or invalidity hereof or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or permitted assigns may be brought and determined in any federal or state court located in the State of Delaware, and each of Regis, Alberto-Culver, Spinco, Merger Sub and Subco hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts.

(b) Each of Regis, Alberto-Culver, Spinco, Merger Sub and Subco hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, the transactions contemplated hereby, any provision hereof or the breach, performance, enforcement, validity or invalidity hereof, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by Applicable Laws, that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper and (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. EACH PARTY FURTHER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, TO IT THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (d) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.9.

SECTION 10.10 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to pursue specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

SECTION 10.11 Disclosure Schedule. The mere inclusion of an item in the relevant Disclosure Schedule as an exception to a representation, warranty or covenant shall not be deemed an admission by a party that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Material Adverse Effect with respect to Alberto-Culver, Regis, Spinco, Merger Sub, Subco or any Subsidiary of the foregoing, as applicable.

SECTION 10.12 Mutual Drafting. This Agreement shall be deemed to be the joint work product of Regis, Merger Sub, Subco, Alberto-Culver and Spinco and any rule of construction that a document shall be interpreted or construed against a drafter of such document shall not be applicable.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

ALBERTO-CULVER COMPANY

By:	/s/ Gary P. Schmidt
Name:	Gary P. Schmidt
Title:	Senior Vice President and General Counsel

SALLY HOLDINGS, INC.

By:	/s/ Gary Winterhalter
Name:	Gary Winterhalter
Title:	President

REGIS CORPORATION

By:	/s/ Paul D. Finkelstein
Name:	Paul D. Finkelstein
Title:	President, Chief Executive Officer, and Chairman of the Board

ROGER MERGER INC.

By:	/s/ Paul D. Finkelstein
Name:	Paul D. Finkelstein
Title:	President

ROGER MERGER SUBCO LLC

By:	/s/ Paul D. Finkelstein
Name:	Paul D. Finkelstein
Title:	President and Chief Executive Officer of Regis Corporation, as sole member

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